As filed with the Securities and Exchange Commission on December 12, 2017

1933 Act Registration No.

1940 Act Registration No. 811-03996

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AND/OR

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 55

MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2

(Exact Name of Registrant)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

320 Park Avenue New York, New York 10022-6839

(Address of Depositor’s Principal Executive Office) (Zip Code)

Depositor’s Telephone Number, including Area Code: (212) 224-1600

Amy Latkin

Vice President and Associate General Counsel

Mutual of America Life Insurance Company

320 Park Avenue

New York, New York 10022-6839

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:

Units of Interest in Separate Accounts under Variable Annuity Contracts

CROSS-REFERENCE SHEET

(File No.             , TDA/VEC Contracts)

Form N-4 Item		Prospectus Caption
PART A

1.	Cover Page	Cover Page

2.	Definitions	Definitions We Use in this Prospectus

3.	Synopsis	Table of Annual Expenses

4.	Condensed Financial Information	Appendix A: Unit Value Information for the Separate Account Funds; Performance Information for the Separate Account Funds

5.	General Description of Registrant, Depositor, and Portfolio Companies	About Mutual of America and the Separate Account; Underlying Funds in which Our Separate Account Invests; Your Voting Rights for Meetings of the Underlying Funds; Administrative Matters

6.	Deductions	Table of Annual Expenses; Charges You Will Pay

7.	General Description of Variable Annuity Contracts	Purchasing a Contract and Making Contributions; Your Account Balance in the Separate Account Funds; Our General Account; Where to Contact Us and Give Us Instructions

8.	Annuity Period	You May Obtain an Annuity with Your Account Balance

9.	Death Benefit	Our Payment of Account Balance to You or a Beneficiary—Death Benefit during the Accumulation Period

10.	Purchases and Contract Value	Purchasing a Contract and Making Contributions; Your Account Balance in the Separate Account Funds; Our General Account

11.	Redemptions	Your Account Balance in the Separate Account Funds; Our Payment of Account Balance to You or a Beneficiary; Where to Contact Us and Give Us Instructions

12.	Taxes	Federal Tax Information

13.	Legal Proceedings	Legal Proceedings

14.	Table of Contents of the Statement of Additional Information	Our Statement of Additional Information

Statement of Additional Information Caption
PART B

15.	Cover Page	Cover Page

16.	Table of Contents	Table of Contents

17.	General Information and History	N/A

18.	Services	N/A

19.	Purchase of Securities Being Offered	Distribution of the Contracts

20.	Underwriters	Distribution of the Contracts

21.	Calculation of Performance Data	Yield and Performance Information

22.	Annuity Payments	N/A

23.	Financial Statements	Financial Statements

PROSPECTUS

TAX-DEFERRED ANNUITY PLAN,

VOLUNTARY EMPLOYEE CONTRIBUTION CONTRACTS

—

VARIABLE ACCUMULATION ANNUITY CONTRACTS

(TDA AND VEC CONTRACTS)

Issued By

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 Park Avenue, New York, New York 10022-6839

Through its

SEPARATE ACCOUNT NO. 2

The Contracts—We offer group Tax-Deferred Annuity Contracts (“TDA Contracts”), which are group variable accumulation annuity contracts (“Contracts”) to employers to allow their employees to save for retirement. We no longer offer our group Voluntary Employee Contribution (“VEC”) Contract, which we describe in Appendix C.

A Participant or you means an employee under a TDA Contract. A Contract can help you accumulate funds for retirement and other long-term financial needs. You may apply your Account Value to provide fixed monthly Annuity Payments that begin at a future date.

Your Contributions—You may make Contributions in the amounts and at the frequency you choose, subject to restrictions in the Plan and limitations imposed by federal tax laws.

Investment Alternatives for Your Account Value—You may allocate your Account Value to any of the Funds of Mutual of America Separate Account No. 2 or to our General Account, unless your employer’s Plan (if any) restricts allocations. You may transfer all or any part of your Account Value among the available Investment Alternatives at any time, without charge. The Separate Account Funds invest in funds or portfolios of mutual funds (“Underlying Funds”), which currently are:

•	Mutual of America Investment Corporation (“Investment Company”): Equity Index, All America, Small Cap Value, Small Cap Growth, Small Cap Equity Index, Mid Cap Value, Mid-Cap Equity Index, Composite, International, Money Market, Mid-Term Bond, Bond, Retirement Income, 2010 Retirement, 2015 Retirement, 2020 Retirement, 2025 Retirement, 2030 Retirement, 2035 Retirement, 2040 Retirement, 2045 Retirement, 2050 Retirement, 2055 Retirement, 2060 Retirement (together these twelve Funds may be referred to as the “Retirement Funds”), Conservative Allocation, Moderate Allocation and Aggressive Allocation Funds (together these three Funds may be referred to as the “Allocation Funds”);

•	Fidelity® Variable Insurance Products (“Fidelity VIP”) Funds: Equity-Income, Asset Manager, Contrafund® and Mid Cap Portfolios;

•	Vanguard Variable Insurance Fund: Diversified Value Portfolio, International Portfolio and REIT Index Portfolio;

•	American Century Variable Portfolios, Inc.: American Century VP Capital Appreciation Fund;

• American Funds Insurance Series: New World Fund;	• Oppenheimer Funds: Oppenheimer Main Street Fund®/VA;

• Calvert VP: SRI Balanced Portfolio;	• PIMCO Variable Insurance Trust: Real Return Portfolio; and

• Deutsche Variable Series I: Capital Growth VIP;	• T. Rowe Price: Blue Chip Growth Portfolio.

We do not guarantee the investment performance of any Separate Account Fund. You have the entire investment risk, including the risk of a decline in value, for amounts you allocate to a Separate Account Fund.

We pay a fixed rate of interest on your Account Value in our General Account, and we change the rate from time to time. This Prospectus describes the Separate Account Fund Investment Alternatives, but there is a brief description of the General Account under “Our General Account.”

Statement of Additional Information—You may obtain at no charge a Statement of Additional Information (SAI), dated the same date as this Prospectus, with additional information about the Contracts and the Separate Account by writing to us at the address at the top of this page or by calling 1-800-468-3785. We have filed the SAI with the Securities and Exchange Commission (SEC) and it is incorporated into this Prospectus by reference. The table of contents for the SAI is at the end of this Prospectus for your review. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC.

Prospectuses—Employers and individuals should read this Prospectus carefully before you purchase a Contract and Employees should read this Prospectus carefully before deciding to become a Participant and you should keep it for future reference. This Prospectus is not valid unless the summary prospectuses of the Underlying Funds, which you should also read, are distributed with it. We distribute the summary prospectuses for the Underlying Funds with this Prospectus, and you should read them for complete information about the Underlying Funds. If you cannot locate the summary prospectuses of the Underlying Funds, which are bound together with this Prospectus, please write to us at the address at the top of this page or call 1-800-468-3785 to request one.

•	Capitalized terms unless otherwise defined in the text are described in the section captioned “Definitions We Use in this Prospectus,” and throughout the Prospectus.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Dated: May 1, 2018

This Prospectus does not offer the Contracts in any jurisdiction where we may not lawfully offer the Contracts for sale. We have not authorized any person to give any information or to make any representations about the Contracts or this offering other than those in this Prospectus. If you receive unauthorized information or representations, you must not rely on them in making any purchase decision.

DEFINITIONS WE USE IN THIS PROSPECTUS

Account Value—The value of a Participant’s Accumulation Units in the Separate Account Funds plus the value of amounts held in the General Account for the Participant, during the Accumulation Period. Depending on its use in this Prospectus, the term “Account Value” may mean all or any part of your total Account Value.

Accumulation Period—For a Participant, the period under a Contract when Contributions are made or held for the Participant. The Accumulation Period ends at the Annuity Commencement Date, or the date the Participant withdraws the Account Value in full before the Annuity Commencement Date.

Accumulation Unit—A measure we use to calculate the value of a Participant’s interest in each of the Funds of the Separate Account. Each Fund has its own Accumulation Unit value.

Allocation Funds—the Investment Company Conservative Allocation Fund, Moderation Allocation Fund and Aggressive Allocation Fund.

Annuitant— A person who is receiving Annuity Payments or who will receive Annuity Payments after the Annuity Commencement Date. You must be the Annuitant; and a Beneficiary who has elected to receive a death benefit in the form of an annuity shall be the Annuitant. You or a Beneficiary also may name a joint Annuitant, except that some Plans require the consent of your Eligible Spouse if your Eligible Spouse is not the joint Annuitant. We use the life expectancy of the Annuitant and joint annuitant, if any, as a factor in determining the amount of monthly Annuity Payments for annuities with a life contingency.

Annuity Commencement Date—The date Annuity Payments become payable under a Contract or become payable as the death benefit for a Beneficiary. A Participant, or a Beneficiary entitled to a death benefit, selects the Annuity Commencement Date, or the Annuity Commencement Date may be imposed under federal tax law provisions in certain circumstances. On the Annuity Commencement Date, all of your Account Value is used to provide Annuity Payments. See “You May Obtain an Annuity with your Account Value—Annuity Commencement Date” for Annuity Commencement Date requirements applicable to TDA Contracts. Annuity Commencement Date is sometimes referred to as “Benefit Commencement Date” in a Contract.

Annuity Payments—A series of equal monthly payments from us. The amount of the Annuity Payments will depend on your Account Value on the Annuity Commencement Date and the form of annuity selected. The Annuity Payments may be for the Annuitant’s life, for a minimum period of time, for the joint lifetime of the Annuitant and the Annuitant’s joint Annuitant, or for such other specified period as we may permit.

Beneficiary(ies)—The person(s) named by a Participant to receive: (1) the death benefit under the Contract if during the Accumulation Period the Participant dies (or if the Participant is not the Annuitant, if the Annuitant dies first), or (2) after the Annuity Commencement Date, any remaining Annuity Payments if the Annuitant dies and the joint Annuitant, if any, dies.

Code—The Internal Revenue Code of 1986, as amended. Depending on the context, the term Code includes the regulations adopted by the Internal Revenue Service for the Code section being discussed.

Complete Order—An order is considered to be complete when all of the requirements for the completion of a transaction have been met. This includes receipt by the Company of all information, remittances and notices necessary to process the given transaction. The Company will inform you of the documents required for your transaction.

Contract(s)— One (or more) of the group (TDA) variable accumulation annuity contracts described in this Prospectus.

Contractholder—An entity to which we have issued a TDA Contract. The Contractholder may be an employer, or an association representing employers or employees.

Contributions— Amounts contributed from time to time under a Contract during the Accumulation Period.

Designated Roth Account—An account maintained for Designated Roth Contributions and earnings (or losses) attributable to Designated Roth Contributions. This term, depending on the context in which it is used, includes Designated Roth Rollover Accounts.

Designated Roth Contributions—Contributions irrevocably designated as Designated Roth Contributions described in Section 402A of the Code.

Designated Roth Rollover Account—An account maintained for rollover Designated Roth Contributions and earnings (or losses) attributable to rollover Designated Roth Contributions.

eDocuments— A feature that offers Participants a way to electronically receive communications and reports, such as quarterly statements, prospectuses, and underlying fund and separate account annual and semi-annual reports. When such documents are available, an email notice is sent to the eDocuments subscriber informing him or her of such availability on the secure “My Account” website maintained by the Company. Participants enroll by consenting to receive through eDocuments all of the documents that we deliver electronically, and are provided instructions on revocation of the consent, including the ability to revoke it immediately by calling a specified toll-free number. Revocation of consent applies to all documents provided through the eDocuments program.

Eligible Spouse—Unless otherwise specified, the person to whom a Participant or Annuitant is legally married in a marriage recognized under federal law.

Employee Contribution Account—An account maintained for employee Contributions, other than Designated Roth Contributions, and earnings (or losses) attributable to such Contributions.

Employer—An organization that established a Plan and that may be named in the Contract.

ERISA—The Employee Retirement Income Security Act of 1974, as amended.

Fidelity VIP Funds—The Equity-Income, Asset Manager, Contrafund® and Mid Cap Portfolios of Fidelity® Variable Insurance Products Funds.

Fund (or Separate Account Fund)—One of the subaccounts of the Separate Account. Each Fund’s name corresponds to the name of the Underlying Fund in which it invests. We sometimes refer to Separate Account Funds as “Investment Funds.”

General Account (or Interest Accumulation Account)—Assets we own that are not in a separate account, but rather are held as part of our general assets. Amounts allocated under the Contracts to the General Account earn interest at a fixed rate that we change from time to time. We sometimes refer to the General Account as the “Interest Accumulation Account” because amounts you allocate to the General Account earn interest at a fixed rate which we change from time to time.

Inactive Plan—a Plan will be considered to be an Inactive Plan as of the last day of a calendar quarter if, prior to or during that calendar quarter, contributions have not been remitted for the Plan for the third consecutive calendar month, or the Contractholder has notified us in writing that the Plan is no longer active, provided that if the Plan is aggregated to determine eligibility for Reduced Fees with a Plan that has remitted contributions during the calendar quarter, the Plan will not be treated as an Inactive Plan. See “Aggregation Rule” in the section “Summary of Information in this Prospectus”.

International Funds—the Investment Company International Fund, American Funds Insurance Series New World Fund, and Vanguard Variable Insurance Fund International Portfolio.

Investment Alternatives—Our General Account and the Funds of the Separate Account. You may allocate your Contributions and transfer your Account Value among the Investment Alternatives, subject to any limitations under a Plan.

Investment Company—Mutual of America Investment Corporation, the funds of which are Underlying Funds of the Separate Account.

Joint Annuitant—An additional person (usually the Eligible Spouse) whose life expectancy is taken into account for a life annuity and who will receive Annuity Payments upon the death of the Annuitant in accordance with the form of annuity selected. A joint annuitant may be designated by the Participant at any time before the Annuity Commencement Date.

Mutual of America SponsorConnectSM—Mutual of America Life Insurance Company’s online Internet-based administration system that allows employers who log on to a secure website to perform many administrative tasks, such as enrolling new employees in their Plan, removing employees who are no longer participating in that Plan, making contributions, conducting non-discrimination testing, checking Plan balances and employee records and other functions.

Participant— Under a TDA Contract, an employee or former employee for whom we have received Contributions under a Plan.

Plan—For some TDA Contracts, a retirement plan adopted by an employer for which a Contract has been purchased to provide benefits.

Reduced Fee—The reduced Separate Account Annual Expenses, comprised of the administrative charge, distribution expense charge and expense risk charge that apply to participants in plans that are eligible for such reduced Separate Account Annual Expenses as set forth in footnote 2 to the TABLES OF ANNUAL EXPENSES on page 4 and Charges You or Your Employer Will Pay.

Retirement Funds—The Investment Company Retirement Income, 2010 Retirement, 2015 Retirement, 2020 Retirement, 2025 Retirement, 2030 Retirement, 2035 Retirement, 2040 Retirement, 2045 Retirement, 2050 Retirement, 2055 Retirement and 2060 Retirement Funds.

Rollover Contributions Account—An account maintained for rollover Contributions other than Designated Roth Contributions (or rollover Designated Roth Contributions) and earnings (or losses) attributable to such Contributions.

Separate Account—Mutual of America Separate Account No. 2, a separate account we established to receive and invest deposits made under variable accumulation annuity contracts. The assets of the Separate Account are set aside and kept separate from our other assets.

Separate Account Fund—See “Fund,” above.

SponsorConnect —See Mutual of America SponsorConnectSM, above.

Underlying Funds—The funds or portfolios that are invested in by the Separate Account Funds.

Valuation Day—Each day that the New York Stock Exchange is open for trading, ending at the close of the New York Stock Exchange that day.

Valuation Period—A period beginning immediately after the end of a Valuation Day and ending on the close of the next Valuation Day. Values of Accumulation Units for a Valuation Period are determined as of the end of the Valuation Day which occurs during the Valuation Period.

Waived Annual Contract Fee—The waiver of the annual contract fee applicable to plans that use our Mutual of America SponsorConnectSM system and meet the other criteria set forth in footnote 1 to the TABLES OF ANNUAL EXPENSES on page 4 of this Prospectus or for Participants who agree to use eDocuments.

We, us, our, Mutual of America—Refer to Mutual of America Life Insurance Company.

You, your—Refer to a Participant.

TABLES OF ANNUAL EXPENSES

The following tables describe the fees and expenses that you will pay upon becoming a Participant, while you are a Participant, and upon transfer or surrender of your Account Value. State and municipal premium taxes may also be deducted, but we do not currently deduct them. State premium taxes vary and currently are up to 3.5%.

I.	The first table describes fees and expenses you will pay when you become a Participant, when you surrender your Contract or participation interest or when you transfer your Account Value among Investment Alternatives.

	Maximum	Current
Participant Transaction Expenses
Sales Load Imposed on Purchases	0%	0%
Deferred Sales Load	0%	0%
Surrender Fees	0%	0%
Exchange Fees	0%	0%

II.	The next table describes the fees and expenses you will pay periodically during the time that you are a Participant, not including Underlying Fund fees and expenses.

	TDA, VEC Maximum		TDA Standard		TDA
					Tier 1 Reduced Fees (2)		Tier 2 Reduced Fees (2)
Annual Contract Fee	$24		$24	(1)	$24	(1)	$24	(1)
Separate Account Annual Expenses
(as a percentage of average net assets)
Expense Risk Fee	up to 2.00	%(5)	.20%		.15%		.15%
Administrative Charges	up to 2.00	%(5)	.60%		.05%		.10%
Distribution Expense Charge	up to 2.00	%(5)	.55%		.05%		.10%

Total Separate Account Annual Expenses	2.00%		1.35	%(4)	.25	%(4)	.35	%(4)

	TDA
	Tier 3 Reduced Fees (2)		Tier 4 Reduced Fees (2)		Tier 5 Reduced Fees (2)		VEC and TDA Inactive Plans (3)
Annual Contract Fee	$24	(1)	$24	(1)	$24	(1)	$24	(1)
Separate Account Annual Expenses
(as a percentage of average net assets)
Expense Risk Fee	.15%		.20%		.20%		.20%
Administrative Charges	.15	%(2)	.20	%(2)	.40	%(2)	1.10	%(2)
Distribution Expense Charge	.15	%(2)	.20	%(2)	.35	%(2)	.35	%(2)

Total Separate Account Annual Expenses	.45	%(4)	.60	%(4)	.95	%(4)	1.65	%(4)

(1)	Annual Contract Fee. The Annual Contract Fee of $24.00 is charged at a rate of $2 per month. When referring to the monthly installment of the Annual Contract Fee we use the term “Monthly Participant Charge.” Unless you use eDocuments, a feature that offers Participants a way to electronically receive communications and reports (See “Definitions We Use in this Prospectus” for a description of eDocuments) you pay the lesser of a monthly amount of $2.00, or 1/12 of 1.00% of your Account Value. If you have a Designated Roth Account, the fee will be deducted from your contributions and earnings portions of such account on a pro rata basis. An employer may elect to pay your monthly charges, in which case we do not deduct the Monthly Participant Charge. We currently do not impose this charge each month if you meet the conditions listed in “Charges You or Your Employer Will Pay—Monthly Participant Charge.”

(2)	TDA Reduced Fees. TDA Plans may become eligible for the Tier 1 Reduced Fee, Tier 2 Reduced Fee, Tier 3 Reduced Fee, Tier 4 Reduced Fee or Tier 5 Reduced Fee if they have minimum amounts of assets in the Separate Account and the General Account combined ($50 million for the Tier 1 Reduced Fee, $25 million for the Tier 2 Reduced Fee, $5 million for the Tier 3 Reduced Fee, $2 million for the Tier 4 Reduced Fee and $1 million for the Tier 5 Reduced Fee) and satisfy the other criteria specified in “Charges You or Your Employer Will Pay” and “Charges Under the Contracts.”
(3)	Inactive Plans. An Inactive Plan will no longer be eligible for Standard separate account annual charges or Reduced Fees as of the last day of the quarter in which it became an Inactive Plan. For more information see “Charges You or Your Employer Will Pay” and “Charges under the Contracts.”
(4)	Adviser Reimbursements. All Contracts with assets invested in the PIMCO Variable Insurance Trust Real Return Portfolio, Fidelity VIP Funds and T. Rowe Price Blue Chip Growth Portfolio qualify for a reduction in the Separate Account fees they pay with respect to the assets invested in such funds equal to reimbursements we receive from service providers to those funds. For more information see “Charges You or Your Employer Will Pay” and “Charges under the Contracts.”
(5)	Expense Risk Fee, Administrative Charges and Distribution Expense Charge may not exceed 2.00% in the aggregate.

III.	Loan Interest (TDA Contracts Only). The next table describes the fees and expenses that you will pay if your TDA Plan offers loans and you take out a loan.

Maximum Loan Interest (TDA Contracts Only)(1)	Higher of the Moody’s® Corporate Yield Average or 1% above the current rate of interest credited to Account Values held in the General Account
Late Fees	Lesser of $15 or 5% of payment 30-days past due

(1)	Interest is assessed on the loan amount at an adjustable rate which is declared from time to time, and it accrues daily while the loan is outstanding. The interest rate on your loan may vary based on changes to the rate of interest credited to Account Values held in the General Account and the Moody’s® Corporate Yield Average. See “Charges You or Your Employer Will Pay—Loan Interest Under TDA Contracts” and “Loans under a TDA Contract” for more details.

IV.	Underlying Fund Expenses. The next table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay during the time that you are a Participant. (Underlying Fund expenses may vary from year to year.) These are based on the actual charges incurred by the Underlying Funds during 2017 before any expense reimbursement. You should refer to the summary prospectus of each Underlying Fund for more details concerning the Underlying Fund’s fees and expenses.

	Maximum		Minimum
Total Annual Underlying Fund Operating Expenses
(expenses deducted from Underlying Fund assets, including management fees and other expenses, as a percentage of average net assets)	[0.85	]%	[0.15	]%

Example

The Example below is intended to help you compare the cost of being a Participant with the cost of investing in other variable annuity contracts if we were to raise our current fees and expenses to the maximum amounts. These costs include Participant transaction expenses, Participant Charges, Separate Account annual expenses and Underlying Fund fees and expenses. The Example assumes that you invest $10,000 under a Contract for the time periods indicated and that your investment has a 5% annual rate of return each year.

We do not impose a surrender charge when you make a withdrawal of Account Value. As a result, the expenses would be the same whether or not you surrender the Account Value, or apply the Account Value for the purchase of an annuity (annuitize), at the end of the applicable time period.

Example Based on Maximum Costs. This example also assumes the maximum fees and expenses of the Underlying Funds during 2017, with the maximum Annual Contract Fee and the maximum Separate Account Annual Expenses shown in the Table of Expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year			3 Years			5 Years			10 Years
Maximum(1)	$	[311	]	$	[980	]	$	[1,718	]	$	[3,911	]

(1)	Assumed Annual Contract Fee of $[3.45] per $10,000 of Separate Account value and an average account balance of $[69,524].

Accumulation Unit Values for the Separate Account Funds

For information about the Accumulation Unit values of each of the Separate Account Funds over a period of time, you should see Appendix A to this Prospectus. The Unit values reflect the investment performance and expenses of the Underlying Funds and the charges we assess on the assets of the Separate Account Funds. You may obtain a copy of the Separate Account’s most recent annual financial statements by calling us at 1-800-468-3785.

SUMMARY OF INFORMATION IN THIS PROSPECTUS

The discussion below is a summary of information in the Prospectus. The references in the summary direct you to particular sections in the Prospectus where you will find more detailed explanations. This Prospectus describes all of the Contracts, and their material features and benefits, and your rights and obligations under such Contracts.

Contracts We Offer

We offer the group variable accumulation annuity contracts described in this Prospectus to assist with retirement and long-term financial planning. Refer to “Purchasing a Contract and Making Contributions—Purchase of a Contract; Participation.”

Tax Deferred Annuity Contracts (TDA Contracts).

We issue TDA Contracts to Contractholders that have adopted plans under Section 403(b) of the Code. A Contractholder must be a tax-exempt organization under Section 501(c)(3) of the Code or an eligible public school or college, or an association that represents a Section 501(c)(3) tax-exempt organization or eligible public school or college or its employees.

You make Contributions under a TDA Contract through a voluntary salary reduction agreement with your employer on either a pre-tax or a Designated Roth post-tax basis (subject to the provisions of the Plan).

In addition to making Contributions by salary reduction or by a single sum transfer from a tax deferred annuity arrangement maintained under Section 403(b)(1) or 403(b)(7) of the Code, you may make Contributions by rollover of eligible distributions from eligible retirement plans if your employer’s Plan and our Contract issued for the Plan accept rollovers.

For federal income tax purposes:

•	Under Section 403(b) of the Code, you may defer recognition of the Contributions you make by salary reduction, within certain limits, for federal income tax purposes. Alternatively, if permitted by the Plan, you may designate Contributions you make as Designated Roth Contributions, which are made after tax, as described in Section 402A of the Code.

•	Amounts that you roll over will not be subject to the limitations on the amount of Contributions from salary reduction permitted during a tax year.

Refer to “Our Payment of Account Value to You or a Beneficiary—Your Right to Make Withdrawals, including by Specified Payments” and “Federal Tax Information” for more details.

Contributions during the Accumulation Period

You may make Contributions at whatever times you select, but the timing will be based on your payroll period if you make Contributions under a salary reduction or payroll deduction agreement with your employer. We may refuse to accept initial or subsequent Contributions when we deem it appropriate to do so, including because of anti-money laundering laws or regulations or other legal requirements. We must receive each Contribution at our home office, along with a Complete Order containing all information to identify the person for whom and the Contract under which the Contribution is made, before we can credit the Contribution to your Account Value (See “Definitions We Use in this Prospectus” for a description of Complete Order). If an employer sends us Contributions, we will apply the Contributions when we receive the amounts at our home office or receive them by electronic funds transfer, or wire transfer of federal funds into our designated bank account along with a Complete Order containing all required identifying information. Refer to “Purchasing a Contract and Making Contributions—Payment of Contributions” and “Federal Tax Information” for more details.

Minimum Required. We or the Plan may establish minimum Contributions that you may make under the Contracts.

Who May Make Contributions. Under a TDA Contract, you may make Contributions only by salary reduction agreement with your employer, on either a pre-tax or Designated Roth post-tax basis (subject to the provisions of the Plan).

Limits on Amounts of Contributions

The maximum annual Contributions under TDA Contracts are those amounts the Code permits for Plans.

Refer to “Purchasing a Contract and Making Contributions—Payment of Contributions” and “Federal Tax Information” for more details.

Investment Alternatives for Your Account Value

You may allocate Contributions among the Investment Alternatives, subject to any restrictions contained in your Employer’s Plan. You may change your allocation instructions at any time for future Contributions.

The General Account. We pay interest on the portion of your Account Value you allocate to our General Account, at an effective annual yield equal to or greater than the minimum rate if any, set forth in your Contract. In our discretion, we change the current rate of interest from time to time. We have the full investment risk for amounts you allocate to the General Account. We sometimes refer to the General Account Investment Alternative as the Interest Accumulation Account.

This Prospectus serves as a disclosure document for the Separate Account Investment Alternatives under the Contracts. Refer to “Our General Account” for a brief description of the General Account.

The Separate Account. The Separate Account has Funds, or sub-accounts. The name of each Fund corresponds to the name of its Underlying Fund. When you allocate Contributions or transfer Account Value to a Separate Account Fund, the Fund purchases shares in its Underlying Fund. A Separate Account Fund is called a “variable option,” because you bear the investment risk that your Account Value in the Fund will increase or decrease based on the investment performance of the Underlying Fund.

Underlying Funds

The Separate Account Funds currently invest in thirty-nine Underlying Funds, which have different investment objectives, investment policies and risks. You should refer to “Underlying Funds in which Our Separate Account Invests” for more information about the Underlying Funds’ investment objectives, and to the prospectuses of the Underlying Funds that are distributed with this Prospectus.

Charges under the Contracts

We deduct several charges from the net assets of each Separate Account Fund. Refer to “Charges You or Your Employer Will Pay.” TDA Contracts are eligible for the Tier 1 Reduced Fee ($50 million in total assets), Tier 2 Reduced Fee ($25 million in total assets), the Tier 3 Reduced Fee ($5 million in total assets), Tier 4 Reduced Fee ($2 million in total assets) or the Tier 5 Reduced Fee ($1 million in total assets) as discussed in more detail below and in “Charges You or Your Employer Will Pay.” TDA Plans that are Inactive Plans are subject to a higher level of Separate Account Annual Expenses. In addition, all Contracts with assets invested in the PIMCO Variable Insurance Trust Real Return Portfolio, the Fidelity VIP Funds and T. Rowe Price Blue Chip Growth Portfolio, without any requirement that they have a minimum amount of assets in the Separate Account, qualify for a reduction in the Annual Separate Account Expenses equal to the reimbursement we receive from service providers to those funds, as is discussed in more detail below and in “Charges You or Your Employer Will Pay.”

Together, these charges are referred to as the Total Separate Account Annual Expenses. The Total Separate Account Annual Expenses are:

TDA and VEC Standard Fees and Maximum Fees:

For TDA Contracts, the standard Separate Account charges, totaling 1.35%, subject to reduction as noted below for assets in the PIMCO Variable Insurance Trust Real Return Portfolio, Fidelity VP Funds and T. Rowe Price Blue Chip Growth Portfolio, include:

•	An administrative expense charge at an annual rate of 0.60%;

•	A charge at an annual rate of 0.55% for expenses related to the distribution of the Contracts; and

•	A charge at an annual rate of 0.20% for assuming certain expense risks under the Contracts.

For VEC contracts, the standard Separate Account charges, totaling 1.65%, include:

•	An administrative expense charge at an annual rate of 1.10%;

•	A charge at an annual rate of 0.35% for expenses related to the distribution of the Contracts; and

•	A charge at an annual rate of 0.20% for assuming certain expense risks under the Contracts.

The administrative expense charge and the distribution expense charge are reduced by reimbursements from certain fund advisers. See “Charges You or Your Employer Will Pay.”

The maximum Separate Account charges that may be charged under the Contracts are 2.00%. Each of the administrative expense charge, the distribution expense charge and the expense risk charge may be increased, but only to an aggregate of 2.00% for all such charges.

Reduced Fees for TDA Plans

TDA Plans remitting Contributions and using Mutual of America SponsorConnectSM are eligible for Reduced Fees based on the total assets in the Separate Account and the General Account:

	Total Assets	Separate Account Annual Expenses
Tier 1 Reduced Fee	$50 million	.25%
Tier 2 Reduced Fee	$25 million	.35%
Tier 3 Reduced Fee	$5 million	.45%
Tier 4 Reduced Fee	$2 million	.60%
Tier 5 Reduced Fee	$1 million	.95%

For more important details about eligibility for Reduced Fees, loss of eligibility for Reduced Fees and the effect of the Reduced Fees on fees for assets invested in the PIMCO Variable Insurance Trust Real Return Portfolio, Fidelity VIP Funds and T. Rowe Price Blue Chip Growth Portfolio, see Charges You or Your Employer Will Pay.

Aggregation Rule. We aggregate the total assets of the Employer’s 403(b) (including TDA), 401(k), 401(a) and governmental 457(b) defined contribution plans in any of our separate accounts and the General Account to determine the Employer’s eligibility for Reduced Fees. Any entity affiliated with an Employer that is participating in the Employer’s Plan, will be eligible for Reduced Fees provided that the aggregated total assets of the Employer and the affiliated entities in the Employer’s Plan meet the eligibility criteria for the applicable Reduced Fees and the Employer’s Plan is remitting premiums and using Mutual of America SponsorConnectSM. We will aggregate the total assets of Employer Plans that are maintained by a ‘controlled group’ of companies or entities, which includes a group of corporations under section 414(b), a group of trades or businesses under common control under section 414(c), or an affiliated service group under section 414(m) of the Internal Revenue Code of 1986 and that, in accordance with the instructions for Form 5500, file Form 5500 with the Employee Benefits Security Administration as a ‘controlled group.’ For plans that do not file Form 5500s, we will aggregate the total assets of plans maintained by a controlled group, as defined under Treas. Reg. 1.414(c)-5, upon written representation from the employer as to its status as a controlled group.

Separate Account Charges for TDA Plans That Are Inactive Plans. The Separate Account charges for a Contract funding an Inactive Plan are 1.65%. A Plan will be considered to be an Inactive Plan as of the last day of a calendar quarter if, prior to or during that calendar quarter, contributions have not been remitted for the Plan for the third consecutive calendar month, or the Contractholder has notified us that the Plan is no longer active, provided that if the Plan is aggregated to determine eligibility for Reduced Fees with a Plan that has remitted contributions during the calendar quarter, the Plan will not be treated as an Inactive Plan.

Annual Contract Fees. We also deduct from your Account Value an Annual Contract Fee on a monthly basis. The monthly charge is currently $2.00 if you have an Account Value of $2,400 or more at the end of the month, or 1⁄12 of 1% of the Account Value at the end of the month if your Account Value is less than $2,400 at the end of the month (which will be less than $2.00). We do not impose the Annual Contract Fee on a monthly basis for any month that your Account Value at the end of the month is less than $300.

•	Waiver of Contract Fee for eDocuments Participants. We offer eDocuments, a feature that offers Participants a way to electronically receive communications and reports (see “Definitions We Use in this Prospectus” for a definition of eDocuments). We do not impose the Annual Contract Fee on a monthly basis if you elect to use eDocuments. If you subsequently discontinue using eDocuments, we will reimpose the Annual Contract Fee on a monthly basis.

•	Waiver of Contract Fee for Certain Plans. We do not impose the Annual Contract Fee on a monthly basis for any month in which a Plan has at least $15 million in Contract assets as of the last day of the month and is using our Mutual of America SponsorConnectSM system. For purposes of meeting the $15 million threshold to qualify for this waiver, certain affiliated plans are aggregated.

Refer to “Charges You or Your Employer Will Pay—Administrative Charges” for more details.

If you take out a loan under the terms of your TDA Contract, the interest rate is an adjustable rate we declare from time to time. The TDA Loan rate will not exceed the higher of 1% above the current rate of interest credited to Account Values held in the General Account for TDA Contracts, or the Moody’s® Corporate Yield Average. See “Loan Interest Under TDA Contracts” for more details. With respect to loans, interest at the credited rate for the loan amount continues to accrue while interest at the loan rate is accruing on the loan. See “Loans under a TDA Contract” for more details.

We provide varying levels of Plan-related administrative services to Employers that have adopted TDA Plans. The fees charged to Employers for such administrative services will depend on the level of service that we are requested to provide. The specific service levels and all applicable charges will be set forth in notices to Employers. We charge Employers sponsoring TDA Plans a monthly fee subject to a waiver. See “Charges You or Your Employer Will Pay—Monthly Fee for Plan-Related Services” for more details.

Expenses of the Underlying Funds. A Separate Account Fund’s value is based on the shares it owns of the Underlying Fund. As a result, the investment management fees and other expenses the Underlying Funds pay will impact the value of the Separate Account Funds. You should refer to the prospectuses of the Underlying Funds for a complete description of their expenses and deductions from net assets.

Access to Your Account Value by Transfers, Withdrawals or Loans

Transfers

During the Accumulation Period, you may transfer all or a portion of your Account Value among the Investment Alternatives. We do not assess a charge for transfers under the Contracts. Refer to “Our Payment of Account Value to You or a Beneficiary—Your Right to Transfer Among Investment Alternatives” for more details.

Withdrawals

During the Accumulation Period, you may withdraw all or a portion of your Account Value under all Contracts except TDA Contracts. A TDA Participant generally may not withdraw the Account Value until the Participant has reached the age of 59  1⁄2, under restrictions in the Code and the TDA Contract. If you are married and are a Participant under a TDA Plan, you may need the written consent of your Eligible Spouse for any withdrawal. In some cases, certain withdrawals may require the approval of the Employer or third party administrator, if applicable. We may take up to seven days following receipt of your withdrawal request to process the request and mail a check to you or electronically transfer funds to your bank account where available.

Specified Payments Option: You may instruct us to withdraw a certain amount (at least $100) each month from the Investment Alternatives you name. Under a TDA Contract, to elect this Option you must either have reached age 59  1⁄2 or terminated employment with the Plan sponsor if the TDA Contract is sponsored, after reaching age 55.

Refer to “Our Payment of Account Value to You or a Beneficiary—Your Right to Make Withdrawals, including by Specified Payments” for more details.

We do not charge a fee for withdrawals or partial withdrawals. You may have taxable income upon any withdrawal of your Account Value, except in the case of certain withdrawals from Designated Roth Accounts. You will be taxed at ordinary income tax rates on the amount withdrawn, except for the portion of the withdrawal that is considered to be a return of your after-tax Contributions (if any). The taxable portion of withdrawals, and in certain cases the nontaxable portion of withdrawals from Designated Roth Accounts, may be subject to a 10% tax penalty. The tax penalty is not due if you have reached the age of 59  1⁄2, are disabled or in certain other circumstances. Refer to “Federal Tax Information” for more details.

The Code imposes minimum distribution requirements for TDA Contracts when you reach a certain age or in some other circumstances. You may be required to make partial withdrawals of Account Value, or may choose to begin receiving Annuity Payments, to meet the minimum distribution requirements.

Loans

We make available a loan option under TDA Contracts. If you have a loan under a TDA Contract, your Account Value in the General Account after a transfer or withdrawal must be at least equal to the loan collateral security amount.

How to Make Allocation Changes, Transfers and Withdrawals

In Writing. For all Contracts, you may request allocation changes for future Contributions, transfers of Account Balance among Investment Alternatives, and withdrawals of Account Balance in writing, and you must provide your transaction instructions on our forms. Withdrawal requests must be made in writing and in accordance with our procedures.

Our Home Office, Processing Center and Regional Offices. Our home office address is 320 Park Avenue, New York, New York 10022-6839. The address for our Withdrawal Processing Center, where certain withdrawals are processed (refer to “Where You Should Direct Requests”) and for our Financial Transaction Processing Center, where you may send requests for allocation changes or transfers among Investment Alternatives and written requests for transfer into any of the International Funds by United States Postal Service (“U.S.P.S.”) regular mail, is 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598.

You may obtain the address for the Regional Office that provides other services for your Contract by calling 1-800-468-3785 or by visiting our website at www.mutualofamerica.com.

By Telephone or Internet. You may call us at 1-800-468-3785 or visit our website at www.mutualofamerica.com to obtain information about your Account Value, to change allocation instructions among Investment Alternatives for future Contributions and to transfer your Account Value among Investment Alternatives. You will be required to use a password to access our website, and to provide your personal identification number (PIN) and identifying personal information to provide instructions by telephone. You may not use our toll-free number or website to place orders for the transfer of your Account Value to the Investment Company International Fund, the American Funds Insurance Series New World Fund, or the Vanguard Variable Insurance Fund International Portfolio (“Vanguard International Fund”) (together, these Funds may be referred to as the “International Funds”). Transfers into any of the International Funds can be made only in writing and by U.S.P.S. regular mail to our Boca Raton Financial Transaction Processing Center.

•	Note that withdrawal requests under TDA and VEC Contracts, as described above must be made in writing and cannot be made by telephone or Internet.

Refer to “Where to Contact Us and Give Us Instructions” for more details.

Confirmation Statements. We will send you confirmation statements (which may be part of your quarterly statements) for your allocation changes (except those done over the Internet) and for your Contributions, transfers of Account Value and withdrawals of Account Value. You must promptly notify us of any error in a confirmation statement or you will give up your right to have us correct the error. Refer to “Administrative Matters—Confirmation Statements to Participants.”

Note our policy on frequent purchases and redemptions under “Frequent Purchases and Redemptions of Fund Shares.”

Annuitants and Beneficiaries

If you are a Participant under a TDA Contract, you are the Annuitant. You should refer to the terms of the Contract or your Certificate for rights that you or a Beneficiary may have. When electing annuity payments, you or a Beneficiary beginning to receive death benefits also may name a joint Annuitant.

You may designate a Beneficiary or Beneficiaries to receive any death benefit due during the Accumulation Period or to receive any remaining payments (or their commuted value) due during the Annuity Period. You may change the Beneficiary by giving us written notice on a form we provide.

•	A TDA Plan may provide that if you have an Eligible Spouse, your Eligible Spouse will be the Beneficiary unless the Eligible Spouse has consented in writing to the designation of another Beneficiary.

Refer to “Administrative Matters—Designation of Beneficiary” for more details.

Death Benefits during the Accumulation Period

If you die before the Annuity Commencement Date, we will pay a death benefit to your Beneficiary.

The death benefit amount will be your Account Value as of the date we receive proof of your death (or the death of the Annuitant, if different), the election of the Beneficiary(ies) telling us how we should pay the death benefit and other information necessary to process the claim. The death benefit will be paid in accordance with the election of the Beneficiary(ies). The Beneficiary will select the form of death benefit, which may be a single sum, a form of annuity or fixed payments.

Refer to “Our Payment of Account Value to You or a Beneficiary—Death Benefit during the Accumulation Period” and “Federal Tax Information—Estate Taxes; Tax Liability of Beneficiary for Death Benefit” for more details.

Annuity Commencement Date and Amount of Monthly Annuity Payment

Your Annuity Commencement Date must be on the first of a month and must be in accordance with the Plan, if any.

Annuity Payments will be fixed at the same amount every month and will be based on your Account Value at the Annuity Commencement Date, the age of the Annuitant, and the form of annuity you select. Each Contract contains tables of annuity purchase rates. We guarantee that the purchase rates we use to determine the monthly amount of the Annuity Payment, for the form of annuity you select, will be the better of the guaranteed rate in the Contract or our then-current annuity purchase rate at the time of your Annuity Commencement Date. You may choose to make withdrawals of your Account Value, instead of electing to receive Annuity Payments. Refer to “You May Obtain an Annuity with Your Account Value” for more details.

Forms of Annuity Available. We offer several forms of annuity, some of which have guaranteed minimum time periods for payments. If an Annuitant (and contingent annuitant if a joint and survivor annuity) dies before the minimum time period has ended, the Beneficiary will receive the remaining Annuity Payments due. A life annuity protects an Annuitant from outliving the source of income, since the payments continue for the life of the Annuitant.

You may select the annuity form when you designate the Annuity Commencement Date (subject to availability of such options under the Employer’s TDA Plan).

•	A TDA Plan may require that if you are married, you will receive a joint and survivor annuity with your Eligible Spouse, unless the Eligible Spouse consents in writing to another form of annuity.

Refer to “You May Obtain an Annuity with Your Account Value—Available Forms of Annuity” for more details.

ABOUT MUTUAL OF AMERICA AND THE SEPARATE ACCOUNT

We are obligated to pay all amounts required on the part of the insurer under the Contracts. We are a mutual life insurance company organized under the laws of the state of New York and we are authorized to transact business in 50 states and the District of Columbia. Our home office address is 320 Park Avenue, New York, New York 10022-6839.

We were incorporated in 1945 as a non-profit retirement association to provide retirement and other benefits for non-profit organizations and their employees in the health and welfare field. In 1978 we reorganized as a mutual life insurance company, and now serve for-profit organizations, not-for-profit organizations, their employees and individuals.

We provide group and individual life insurance, annuities and related services for the pension, retirement, and long-range savings needs of organizations, their employees and individuals including variable accumulation annuity contracts and variable life insurance policies. We invest the assets we derive from our business as permitted under applicable state law. As of December 31, 2017, we had total assets, on a consolidated basis, of approximately $[19.1] billion. We are registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, as an investment adviser under the Investment Advisers Act of 1940 as amended.

Our operations as a life insurance company are reviewed periodically by various independent rating agencies. These agencies, such as A.M. Best Company, S&P Global Ratings, and Fitch Ratings, publish their ratings. From time to time we reprint and distribute the rating reports in whole or in part, or summaries of them, to the public. The ratings concern our operation as a life insurance company and do not imply any guarantees of performance of the Separate Account.

We have no support agreements with, or guarantees from, third parties for the payment of benefits under our Contracts. We are responsible for the payment of all such benefits.

Our Separate Account

We established the Separate Account under a resolution adopted by our Board of Directors on September 22, 1983. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the “1940 Act”). The SEC does not supervise the management or investment practices or policies of the Separate Account or Mutual of America. The 1940 Act, however, does regulate certain actions by the Separate Account.

We divide the Separate Account into distinct Funds. Each Fund invests its assets in an Underlying Fund, and the name of each Separate Account Fund reflects the name of the corresponding Underlying Fund. See, “Underlying Funds in which Our Separate Account Invests,” below.

The assets of the Separate Account are our property. The Separate Account assets attributable to Participants’ Account Values and any other annuity contracts funded through the Separate Account cannot be charged with liabilities from other businesses that we conduct. The income, capital gains and capital losses of each Fund of the Separate Account are credited to, or charged against, the net assets held in that Fund. We separately determine each Fund’s net assets, without regard to the income, capital gains and capital losses from any of the other Funds of the Separate Account or from any other business that we conduct.

The Separate Account and Mutual of America are subject to supervision and regulation by the Superintendent of Financial Services of the State of New York, and by the insurance regulatory authorities of each state.

Other Variable Annuity Contracts We Issue

In addition to the Contracts described in this Prospectus, we offer other individual and group variable annuity contracts, some of which are not described in this Prospectus but which also participate in the Separate Account.

UNDERLYING FUNDS IN WHICH OUR SEPARATE ACCOUNT INVESTS

Below are summaries of the Underlying Funds’ investment objectives and certain investment policies. The Underlying Funds may not achieve their objectives, and your Account Value allocated to any of the Funds may decline in value. The Underlying Funds sell their shares to the separate accounts of insurance companies and may sell to qualified retirement plans; they do not offer shares for sale to the general public. The Investment Company sells its shares only to Mutual of America Life Insurance Company Separate Accounts and to American Separate Accounts No. 2 and No. 3.

You will find more detailed information about the Underlying Funds in their current summary prospectuses, which are attached to this Prospectus. You should read each prospectus carefully for a complete evaluation of the Underlying Funds, their investment objectives, principal investment strategies and the risks related to those strategies before investing.

Shared and Mixed Fund Arrangements. Shares of the Underlying Funds currently are available to the Separate Accounts of a number of insurance companies for both variable annuity and variable life insurance products. The Board of Directors (or Trustees) of each Underlying Fund is responsible for monitoring that Fund for the existence of any material irreconcilable conflict between the interests of participants in all separate accounts that invest in the Fund. The Board must determine what action, if any, the Underlying Fund should take in response to an irreconcilable conflict. If we believe that a response does not sufficiently protect our Contractholders or Participants, we will take appropriate action, and we may modify or reduce the Investment Alternatives available to you.

Mutual of America Investment Corporation

Portfolio Name	Objective
Equity Index Fund	The Fund seeks investment results that correspond to the investment performance of the Standard & Poor’s 500® Composite Stock Price Index (the “S&P 500 Index”*).

Portfolio Name	Objective
All America Fund	The Fund seeks to outperform the S&P 500® Index by investing in a diversified portfolio of primarily common stocks.

Small Cap Value Fund	The Fund seeks capital appreciation.

Small Cap Growth Fund	The Fund seeks capital appreciation

Small Cap Equity Index Fund	The Fund seeks investment results that correspond to the investment performance of the S&P SmallCap 600® Index.

Mid Cap Value Fund	The Fund seeks capital appreciation and, to a lesser extent, current income.

Portfolio Name	Objective
Mid-Cap Equity Index Fund	The Fund seeks investment results that correspond to the investment performance of the S&P MidCap 400® Index.

Composite Fund	The Fund seeks capital appreciation and current income by investing in a diversified portfolio of common stocks, debt securities and money market instruments.

International Fund	The Fund seeks capital appreciation.

Money Market Fund	The Fund seeks current income to the extent consistent with maintenance of liquidity, investment quality and stability of capital.

Mid-Term Bond Fund	The primary investment objective of the Fund is to produce a high level of current income. The secondary investment objective is the preservation of shareholders’ capital.

Bond Fund	The Fund seeks current income, with preservation of shareholders’ capital a secondary objective.

Retirement Income Fund	The Fund seeks to achieve current income consistent with the preservation of capital and, to a lesser extent, capital appreciation.

2010 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2015 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2020 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2025 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2030 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2035 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2040 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2045 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2050 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2055 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

2060 Retirement Fund	The Fund seeks to achieve current income and capital appreciation appropriate for the asset allocation associated with its approximate year of retirement which is included in the Fund’s name.

Conservative Allocation Fund	The Fund seeks current income and, to a lesser extent, capital appreciation.

Moderate Allocation Fund	The Fund seeks capital appreciation and current income.

Portfolio Name	Objective
Aggressive Allocation Fund	The Fund seeks capital appreciation and, to a lesser extent, current income.

*	“Standard & Poor’s,” “S&P,” “S&P 500”, “S&P SmallCap 600” and “S&P MidCap 400” are trademarks of Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by the Investment Company’s Adviser. Standard & Poor’s does not sponsor, endorse, sell or promote the Equity Index Fund, All America Fund, Small Cap Equity Index Fund or Mid-Cap Equity Index Fund. It has no obligation or liability for the sale or operation of the Funds and makes no representations as to the advisability of investing in the Funds.

Other Underlying Funds

Portfolio Name	Objective
Fidelity VIP Equity-Income Portfolio	The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fidelity VIP Asset Manager Portfolio	The fund seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.

Fidelity VIP Contrafund® Portfolio	The fund seeks long-term capital appreciation.

Fidelity VIP Mid Cap Portfolio	The fund seeks long-term growth of capital.

Vanguard Variable Insurance Fund Diversified Value Portfolio®	The Portfolio seeks to provide long-term capital appreciation and income.

Vanguard Variable Insurance Fund International Portfolio®	The Portfolio seeks to provide long-term capital appreciation.

Vanguard Variable Insurance Fund REIT Index Portfolio®	The Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs.

American Century VP Capital Appreciation Fund	This fund seeks capital growth.

American Funds Insurance Series New World Fund	The fund’s investment objective is long-term capital appreciation.

Calvert VP SRI Balanced Portfolio	The Portfolio seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity.

Deutsche Variable Series I Capital Growth VIP	The fund seeks to provide long-term growth of capital.

Oppenheimer Main Street Fund®/VA	The Fund seeks capital appreciation.

PIMCO Variable Insurance Trust Real Return Portfolio	The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

T. Rowe Price Blue Chip Growth Portfolio	The fund seeks to provide long-term capital growth. Income is a secondary objective.

Investment Advisers for the Underlying Funds

Mutual of America Investment Corporation: The Investment Company receives investment advice from Mutual of America Capital Management LLC (the “Adviser”), an indirect wholly-owned subsidiary of Mutual of America.

Fidelity VIP Funds: The VIP Equity-Income, Asset Manager, Contrafund® and Mid Cap Portfolios receive investment advice from Fidelity Management & Research Company (“FMR”). FMR Co., Inc. (FMRC) serves as a sub-adviser for the funds with day-to-day responsibility for choosing investments for the funds. Other investment advisers assist FMR with foreign investments.

Vanguard VIF Portfolios: The Diversified Value Portfolio receives advisory services from Barrow, Hanley, Mewhinney & Strauss, Inc. The International Portfolio receives advisory services from Baillie Gifford Overseas Limited, and Schroder Investment Management North America Inc. The REIT Index Portfolio receives advisory services from The Vanguard Group, Inc.

American Century VP Capital Appreciation Fund: The Fund receives investment advice from American Century Investment Management, Inc.

American Funds Insurance Series: The New World Fund receives investment advice from Capital Research and Management Company.

Calvert VP SRI Balanced Portfolio: The Portfolio receives investment advice from Calvert Research and Management (“Calvert”).

Deutsche Variable Series I Capital Growth VIP: The Deutsche Variable Series I Capital Growth VIP receives investment advice from Deutsche Investment Management Americas Inc.

Oppenheimer Main Street Fund® /VA: The Fund receives investment advice from OFI Global Asset Management, Inc., which has entered into a subadvisory agreement with OppenheimerFunds, Inc.

PIMCO Variable Insurance Trust: Real Return Portfolio receives investment advice from Pacific Investment Management Company LLC (“PIMCO”).

T. Rowe Price: Blue Chip Growth Portfolio receives investment advice from T. Rowe Price Associates, Inc. (“T. Rowe Price”).

CHARGES YOU OR YOUR EMPLOYER WILL PAY

Separate Account Charge

The standard Annual Separate Account Expense, including the Administrative Charges, Distribution Expense Charge and Expense Risk Charge discussed in more detail below, is 1.35% for TDA Contracts and is 1.65% for VEC Contracts. Certain TDA contracts may be eligible for Reduced Fees. Only TDA contracts can be eligible for Reduced Fees.

Reduced Fees for TDA Contracts:

The standard Annual Separate Account Expense for TDA Plans including the Administrative Charges, Distribution Expense Charge and Expense Risk Charge discussed in more detail below, is 1.35%. Plans that remit contributions and use Mutual of America SponsorConnectSM are eligible for Reduced Fees if they meet the following initial and ongoing criteria:

	Separate Account Annual Expenses	Initial Minimum Total Assets	Minimum Total Assets to Remain Eligible
Tier 1 Reduced Fee	.25%	$50 million	$45 million
Tier 2 Reduced Fee	.35%	$25 million	$22.5 million
Tier 3 Reduced Fee	.45%	$5 million	$4.5 million
Tier 4 Reduced Fee	.60%	$2 million	$1.8 million
Tier 5 Reduced Fee	.95%	$1 million	$0.9 million

If the Plan has total assets in the Contract, including the Separate Account and the General Account, of at least the amount indicated as “Initial Minimum Total Assets” in the above chart as of the last day of a calendar quarter, initially or when being reconsidered after losing eligibility, the Plan may become eligible for the Reduced Fee indicated. After a Plan becomes eligible for the Reduced Fee, it must maintain total assets in the Contract of at least the amount indicated as “Minimum Total Assets to Remain Eligible” in the above chart as of the last day of a calendar quarter to remain eligible for the Reduced Fee for the following calendar quarter. Loss of eligibility for the Reduced Fee will occur if the Plan fails to maintain at least the amount indicated as Minimum Total Assets to Remain Eligible in the Contract for any reason; for example, withdrawals from the Plan or the investment performance of the Underlying Funds.

Eligibility for Reduced Fees will be lost irrespective of the amount of a Plan’s assets, if the Plan at any time stops remitting Contributions or does not use Mutual of America SponsorConnectSM. Eligibility for Reduced Fees is determined for new Plans on the date the Plan’s assets are received by the Company and we begin providing administrative services.

TDA Plans That Are Inactive Plans

The Annual Separate Account Expense, including the Administrative Charges, Distribution Expense Charge and Expense Risk Charge is 1.65% for Inactive Plans. A Plan will be considered to be an Inactive Plan as of the last day of a calendar quarter if, prior to or during that calendar quarter, contributions have not been remitted for the Plan for the third consecutive calendar month, or the Contractholder has notified us that the Plan is no longer active, provided that if the Plan is aggregated to determine eligibility for Reduced Fees with a Plan that has remitted contributions during the calendar quarter, the Plan will not be treated as an Inactive Plan.

Components of Separate Account Charge

We may increase or decrease the daily and monthly administrative charges described below, subject to any limitations in the Contract. The aggregate fees and charges we impose under the Contracts must be reasonable in relation to the services we provide, the expenses we expect to incur, and the risks we have assumed.

Separate Account charges may not exceed 2.00% in the aggregate under TDA Contracts. The Monthly Participant Charge may not exceed $2 per month under TDA Contracts.

We provide varying levels of Plan-related administrative services to Employers that have adopted TDA Plans. The fees charged to Employers for such administrative services will vary based on the service model selected by the Employer. The specific services and all applicable charges will be set forth in notices to Employers.

Administrative Charges.

We perform administrative functions in connection with the Contracts, including receiving and allocating Contributions, making Annuity Payments as they become due, and preparing and filing all reports that the Separate Account is required to file. The expenses we incur for administrative functions include, but are not limited to, items such as state or other taxes, salaries, rent, postage, telephone, travel, office equipment, costs of outside legal, actuarial, accounting and other professional services, and costs associated with determining the unit values of the Separate Account Funds. We deduct, on each Valuation Day, from the value of the net assets in each Fund of the Separate Account a charge for administrative expenses:

•	For each Fund, the Administrative Charges are at an annual rate indicated for each contract type:

Type of Contract	Administrative Charges
TDA (Standard)	.60%
TDA Tier 1 Reduced Fees	.05%
TDA Tier 2 Reduced Fees	.10%
TDA Tier 3 Reduced Fees	.15%
TDA Tier 4 Reduced Fees	.20%
TDA Tier 5 Reduced Fees	.40%
TDA Inactive Plans or VEC	1.10%

Distribution Expense Charge.

As principal underwriter, we perform all distribution and sales functions and bear all distribution and sales expenses relative to the Contracts. These expenses include the payment of that portion of the salaries of our registered representatives attributable to the sale and distribution of Contracts, as well as expenses for preparation of sales literature and other promotional activities.

•	For each Fund, the Distribution Expense Charge is at an annual rate indicated for each contract type:

Type of Contract	Distribution Expense Charge
TDA (Standard)	.55%

Type of Contract	Distribution Expense Charge
TDA Tier 1 Reduced Fees	.05%
TDA Tier 2 Reduced Fees	.10%
TDA Tier 3 Reduced Fees	.15%
TDA Tier 4 Reduced Fees	.20%
TDA Tier 5 Reduced Fees	.35%
TDA Inactive Plans or VEC	.35%

Expense Risk Charge.

We assume certain expense risks under the Contracts. The expense risks we assume arise from our guarantees in the Contracts, including the limitations on administrative charges and our obligation to make Annuity Payments in accordance with annuity tables in the Contracts. We have estimated expenses we expect to incur over the term of the Contracts prior to annuitization and the lengthy period that we may make Annuity Payments. We assume the risk that expenses will be higher than we estimated.

•	For each Fund, the Expense Risk Charge is at an annual rate indicated for each contract type:

Type of Contract	Expense Risk Charge
TDA (Standard)	.20%
TDA Tier 1 Reduced Fees	.15%
TDA Tier 2 Reduced Fees	.15%
TDA Tier 3 Reduced Fees	.15%
TDA Tier 4 Reduced Fees	.20%
TDA Tier 5 Reduced Fees	.20%
TDA Inactive Plans or VEC	.20%

Separate Account Charge Reduction—Reimbursement from PIMCO, Fidelity and T. Rowe Price

We currently receive reimbursements for administrative expenses and certain services from the investment advisers to certain of the Underlying Funds. We do not keep any of the reimbursements we receive and we apply all of such reimbursements, to the extent received by us, to reduce the Separate Account Charge applicable to assets invested in those separate account investment alternatives for all contracts. We currently receive the following reimbursements:

•	the investment adviser for the PIMCO Variable Insurance Trust Real Return Portfolio reimburses us at an annual rate of 0.10% for certain services we provide;

•	the transfer agent and distributor for the four Fidelity VIP Funds reimburse us at an annual rate of 0.10% for certain services we provide; and

•	the investment adviser for the T. Rowe Price Blue Chip Growth Portfolio reimburses us at an annual rate of 0.15% for administrative services we provide, or at an annual rate of 0.25% if the aggregate dollar value of the shares of that Fund held in Mutual of America separate accounts exceed $250,000,000 at all times during a month. Mutual of America will apply the amount of the T. Rowe Price reimbursement to reduce Separate Account fees for the contract assets that are invested in the T. Rowe Price Blue Chip Growth Portfolio after we are notified of, and receive, the reimbursement.

For each Fund of the Separate Account invested in the PIMCO, Fidelity or T. Rowe Price investment alternatives, the following reductions in the Separate Account Charge apply:

	Separate Account Annual Expenses
Assets invested in:	TDA Standard Fees	TDA Tier 1 Reduced Fees	TDA Tier 2 Reduced Fees	TDA Tier 3 Reduced Fees	TDA Tier 4 Reduced Fees	TDA Tier 5 Reduced Fees	TDA Inactive Plans and VEC
Fidelity Funds	1.25%	0.15%	0.25%	0.35%	0.50%	0.85%	1.55%
PIMCO VIT Real Return Portfolio	1.25%	0.15%	0.25%	0.35%	0.50%	0.85%	1.55%
T. Rowe Price Blue Chip Growth Portfolio	1.20%[1]	0.10%[1]	0.20%[1]	0.30%[1]	0.45%[1]	0.80%[1]	1.50%[1]
All Other Funds	1.35%	0.25%	0.35%	0.45%	0.60%	0.95%	1.65%

[1]	Subject to the following further reduction if Mutual of America separate account assets in the T. Rowe Price Blue Chip Growth Portfolio exceed $250,000,000 at all times during a month and we have been notified of, and received, the increased reimbursement): TDA Standard Fees reduced to 1.10%; TDA Tier 1 Reduced Fees reduced to 0%; TDA Tier 2 Reduced Fees reduced to 0.10%; TDA Tier 3 Reduced Fees reduced to 0.20%; TDA Tier 4 Reduced Fees to 0.35%; TDA Tier 5 Reduced Fees reduced to 0.70%; and TDA Inactive Plans and VEC fees reduced to 1.40%.

Expenses of the Underlying Funds

Participants and the Separate Account Funds do not directly pay the advisory fees and other expenses of the Underlying Funds. These fees and expenses are deducted by the Underlying Funds and will impact the value of the shares the Separate Account Funds own.

Refer to “Tables of Annual Expenses” in this Prospectus, which shows the range of expenses of the Underlying Funds for the most recent calendar year. The prospectuses of the Underlying Funds, which are distributed with this Prospectus, contain a complete description of the Underlying Funds’ fees and expenses.

Monthly Participant Charge

We make an additional deduction for administrative expenses each month, referred to, on an annual basis in the Table of Annual Separate Account Expenses as the Annual Contract Fee, from each Group Participant’s Account Value, unless the Employer has elected to pay this charge on behalf of its Participants. Because we deduct or receive this charge monthly, we refer to the monthly installment as “the Monthly Participant Charge.” The Monthly Group Participant Charge is currently the lesser of:

•	$2.00 per month, or

•	1/12 of 1% of your Account Value, which will apply if your Account Value at the end of the month is less than $2,400.

Monthly Participant Charge—Multiple Group Plans or Group Contracts.

If you are a Participant under more than one Group Contract or more than one Group Plan (except for 401(a) Profit Sharing Plans and 401(a) Defined Contribution Plans), that are not exempt from the Monthly Participant Charge under Waiver of Monthly Participant Charge—Group Plans, below, in any combination, we will only charge you a single Monthly Participant Charge and we will waive it for the other plan or plans which are not otherwise eligible for a waiver of the Monthly Participant Charge (except for 401(a) Profit Sharing Plans and 401(a) Defined Contribution Plans): Group TDA, 403(b), 401(k), or 401(a) Thrift Plans. In this case, we will deduct the single Monthly Participant Charge from the plan that we select, which will typically be the most recent plan paying such charge.

In addition, the employer may elect to pay this charge on behalf of its Participants, in which case it will not be deducted each month from Participants’ Account Values.

Waiver of Monthly Participant Charge—Group Plans.

We do not impose the Monthly Participant Charge under TDA Plans for any month if:

•	Your Account Value at the end of the month is less than $300,

•	You agree to use eDocuments, as of the last day of the month, for as long as your consent to use eDocuments is in effect, or

•	the Employer is remitting premiums, using Mutual of America SponsorConnectSM, and on the last day of the month the consolidated assets of the Employer’s TDA, 403(b), 401(k), 401(a), SEP, SIMPLE and governmental 457 plans were $15 million or more. For purposes of meeting the $15 million threshold for this waiver, we aggregate certain affiliated plans.

eDocuments. We offer eDocuments, a feature that offers Participants a way to electronically receive communications and reports, such as quarterly statements, prospectuses, underlying fund and separate account annual and semi-annual reports. You will be notified by email each time documents become available that you can log on to our website to view the document. You can sign up for eDocuments by completing the Consent Agreement located on our website and indicating your consent to receive documents through the Mutual of America website. The Consent Agreement provides that you will need to log in to Mutual of America’s website to view documents online and to make any necessary updates to your email address. You also must have an email address and have Adobe® Reader® software installed on your computer, which you can obtain at no charge.

When you sign up for eDocuments we will waive the monthly participant charge for each month, beginning with the month in which you submit the consent form. Waiver of the monthly participant charge also applies to current eDocuments users. If you do not elect to use eDocuments, you will be charged a $2 monthly participant charge, unless you qualify for a waiver. If you do not elect to use eDocuments, you will receive paper copies of all documents free of charge by regular USPS mail delivery. You may revoke your consent to eDocuments at any time, either online or by calling Mutual of America at 1-800-468-3785 and instructing a customer service representative to revoke your consent, and the $2 monthly participant charge will resume in the month you revoke your consent. If you elect to use eDocuments, if at any time you would like to receive a paper copy of any of these documents, please call Mutual of America at 1-800-468-3785 and we will provide a copy of the requested documents free of charge.

Deduction of Monthly Participant Charge.

We deduct the monthly charge from your Account Value allocated to the General Account, if any. If you do not have enough or any Account Value in the General Account, we will deduct the charge from your General Account and then from your Account Value allocated to one or more of the Separate Account Funds, in a prescribed order. The prescribed order is determined by us and is set forth in the Statement of Additional Information. We will deduct the full monthly charge from the first fund in the prescribed order with Account Value, and if you do not have enough Account Value in that fund, we will deduct the remainder of the monthly charge from the next fund in the prescribed order with Account Value.

Premium Taxes

We currently do not deduct state and municipal premium taxes from Contributions. We reserve the right to deduct all or a portion of the amount of any applicable taxes, including state and municipal premium taxes, in accordance with the Contracts. State premium taxes vary and currently are up to 3.5%.

Employer Charges

Per Participant Monthly Charge. We charge an Employer a monthly charge for each active Participant. This charge is paid to us by the Employer and not the Participants. The charge is $4.00 for each of the first 50 Participants; $2.00 for each of the next 50 Participants; $1.00 for each of the next 100 Participants; and no charge for active Participants in excess of 200. We waive the charge for certain approved national plans and for an Employer for each month in which the consolidated assets of the Employer’s TDA, 403(b), 401(k), 401(a), SEP, SIMPLE and governmental 457 plans are $1 million or more and the Employer is remitting Contributions and is using our Mutual of America SponsorConnectSM system as of the last day of the month. Certain affiliated plans are aggregated for purposes of the $1 million total.

Monthly Fee for Plan-Related Services

We provide varying levels of Plan-related administrative services to Employers that have adopted TDA Plans and charge such Employers sponsoring TDA Plans a monthly fee subject to a waiver, if applicable. The fees charged to Employers for such administrative services will vary based on the service model selected by the Employer. The specific services and all applicable charges will be set forth in notices to Employers.

Loan Interest Under TDA Contracts

This rate is an adjustable rate we declare from time to time. We will designate an interest rate at the time a Loan is granted. The TDA Loan rate will not exceed the higher of 1% above the current rate of interest credited to Account Values held in the General Account for TDA Contracts, or the Moody’s® Corporate Yield Average. The Moody’s® Corporate Yield Average is an average of the composite yield on seasoned corporate bonds published by Moody’s® Investors Service, Inc., and may increase or decrease over time. Accordingly, the interest rate you pay on your loan may increase or decrease over time.

With respect to loans, interest on the loan amount is at an adjustable rate, is declared from time to time and accrues daily while the loan is outstanding. See “Loans under a TDA Contract” for more details. For collateralized loans, the amount held in the General Account as collateral must equal 120% of the loan amount. The amount held in the General Account as collateral for a loan may earn interest at a rate different and lower than the rates earned by other amounts in the General Account and the interest it earns may be lower than the returns of some or all of the Separate Account Investment Alternatives.

Interest earned on the amount in the General Account is not applied as an offset to interest accrued on the Loan; they are separate and independent from each other.

See “Loans under a TDA Contract” for more details.

PURCHASING A CONTRACT AND MAKING CONTRIBUTIONS

Customer Identification

We will require information from you, or your employer, as applicable, necessary to properly identify owners of Contracts as required by the USA PATRIOT Act of 2001, and other applicable laws & regulations.

In order to comply with federal laws and regulations to prevent the funding of terrorism and money laundering activities, we may refuse to accept an initial Contribution, issue a Contract or effect subsequent transactions, including, for example, accepting additional Contributions. These actions will be taken at our sole discretion or when we are required or compelled to do so by a government authority or applicable law.

Purchase of a Contract; Participation

We issue TDA Contracts to employers or other entities that are seeking a funding vehicle for group tax-sheltered annuity arrangements established under Section 403(b) of the Code. Contractholders must be:

•	organizations that qualify for tax-exempt status under Section 501(c)(3) of the Code, or

•	eligible public schools or colleges, or

•	associations that represent such entities or their employees.

If you are an eligible employee of an employer that has adopted a tax-sheltered annuity arrangement funded by a TDA Contract, you may become a Participant by completing our enrollment form.

Acceptance of Plan Asset Transfers for TDA Plans. A Plan Asset Transfer is a transfer to the Company on behalf of the Plan of assets held for the Plan by another financial institution. In connection with a Plan Asset Transfer, we require that the data transferred on behalf of the Plan by the Plan recordkeeper be in a format acceptable to us. We will effectuate transactions under the Contract when we have received a Complete Order (see “Definitions We Use in this Prospectus” for a definition of Complete Order). For a Plan Asset Transfer that we determine is not a Complete Order, we will seek to obtain the necessary information for the transaction to be a Complete Order so the Plan Asset Transfer can be applied as an allocated Contribution under the Contract.

In order to allocate the proper portion of the Plan Asset Transfer to each individual Participant’s account and invest it under the Contract, we must receive a Complete Order. At the direction of the Employer, a Plan Asset Transfer that is not a Complete Order will be held in a non-interest bearing bank account for a short period of time. When we obtain the necessary information required for the Plan Asset Transfer to constitute a Complete Order, we will transfer the Plan Asset Transfer from the non-interest bearing bank account to the Contract as an allocated Contribution and allocate the appropriate amounts to each individual Participant’s account under the Contract and to the investment alternatives available under the Contract as directed. If we do not obtain the necessary information within a reasonable period of time, not to exceed 45 calendar days, we will return the Plan Asset Transfer assets to the Plan trustee, if any, or otherwise to the financial institution designated by the Employer.

Payment of Contributions

You make Contributions to a TDA Contract under a salary reduction arrangement you enter into with your employer, on a pre-tax or a Designated Roth post-tax basis (subject to the provisions of the Plan).

In addition, we also will accept on your behalf a single sum transfer from another tax-deferred annuity arrangement maintained under Section 403(b) of the Code or certain custodial accounts maintained under Section 403(b)(7) of the Code if the Contract was issued by a provider specifically identified in the Plan. Transfers while you are actively employed from any provider not specified in the Plan are prohibited.

The amount of your Contributions may not be greater than the amount permitted under applicable federal law (see “Federal Tax Information”). A Plan may require a minimum Contribution per year for each Participant. We will not accept Contributions for you for time periods after you have terminated participation under the Contract, you cease employment with the Contractholder, or if the TDA Contract has been discontinued or terminated. Under the TDA Contract, no additional contributions, including rollover contributions, may be made by you or on your behalf if your account value under the contract is zero and you have terminated employment with the employer which is the holder of the contract or you are no longer a Participant in that employer’s Plan. However, under IRS regulations certain contracts are exempt from some or all of the requirements of those regulations because no contributions have been made generally after 2004 (or certain other dates). Under such “exempt” contracts, also called “grandfathered contracts,” no contributions, including rollover contributions, may be made by you or on your behalf whether or not you still have an account value under a grandfathered contract and whether or not you have terminated employment or participation with the employer holding such grandfathered contract.

We maintain the following separate account balances to record Contributions and earnings (or losses):

•	Employee Contribution Account

•	Rollover Contribution Account

•	Designated Roth Account

•	Designated Roth Rollover Account

When we issue a Contract to an Employer, the Employer sends Contributions directly to us. If a Plan provides for a trust, we issue a Contract to the Plan trustees and the Employer sends Contributions to the trustees, who then send us trust assets (the amount of the Contributions). An Employer (or trustees) sends to us Contributions on behalf of Participants, as follows.

•	The Employer must remit to us (or to trustees of the Plan, if any) your Contributions as soon as administratively feasible but no later than 15 days after the end of the month in which the Employer collected the Contributions by salary reduction or payroll deduction.

•	An Employer (or trustees) may remit to us on your behalf an amount, in a single sum, that arises from a transfer from any Plan the Employer maintains, as long as the transfer is permitted by applicable law and the Contract.

The Employer or trustees may make contributions by check, wire transfer or electronic funds transfer. Contributions made by check should be sent to: Mutual of America, P.O. Box 2493, New York, New York 10185-2493. To obtain complete details and instructions regarding wire transfers please contact your Regional Office. You can obtain the address for your Regional Office by calling our toll-free number 1-800-468-3785 or by visiting our website at www.mutualofamerica.com.

We will only accept Contributions for you for time prior to your termination of participation under a Contract or prior to the discontinuance of the Contract. See “Discontinuance of a Contract” below.

Minimum. A Plan may specify a minimum amount of Contributions.

Allocation of Contributions

You may allocate Contributions among the Investment Alternatives, subject to any restrictions contained in your Employer’s Plan.

We will allocate a Contribution when we receive it from you or your Employer, along with a Complete Order containing all information and completed documents necessary to process the Contribution, (See “Definitions We Use in this Prospectus” for a description of Complete Order) according to instructions sent with the Contribution, or if no instructions are sent, on the basis of your allocation election currently on our records.

You may change the allocation instructions for future Contributions from time to time. You should periodically review your allocations in light of market conditions and your retirement plans and needs.

YOUR ACCOUNT VALUE IN THE SEPARATE ACCOUNT FUNDS

Accumulation Units in Separate Account Funds

We use Accumulation Units to represent Account Values in each Separate Account Fund. We separately value the Accumulation Unit for each Fund of the Separate Account.

We determine your Account Value in the Separate Account as of any Valuation Day by multiplying the number of Accumulation Units credited to you in each Fund of the Separate Account by the Accumulation Unit value of that Fund at the end of the Valuation Day.

Investment experience by the Separate Account Funds does not impact the number of Accumulation Units credited to your Account Value. The value of an Accumulation Unit for a Fund, however, will change as a result of the Fund’s investment experience, in the manner described below.

Calculation of Accumulation Unit Values

We determine Accumulation Unit values for the Funds as of the close of business on each Valuation Day (generally at the close of the New York Stock Exchange on that day). A Valuation Period is from the close of a Valuation Day until the close of the next Valuation Day.

The dollar value of an Accumulation Unit for each Fund of the Separate Account will vary from Valuation Period to Valuation Period. The changes in Accumulation Unit values for the Separate Account Funds will reflect:

•	changes in the net asset values of the Underlying Funds, depending on the investment experience and expenses of the Underlying Funds, and

•	Separate Account charges under the Contracts, with the annual rates calculated as a daily charge. (See “Charges You or Your Employer Will Pay.”)

You may refer to “Appendix A: Unit Value Information for the Separate Account Funds” in this Prospectus to review changes in Accumulation Unit values for each Fund over a period of time.

Accumulation Unit Values for Transactions

When you allocate Contributions to a Separate Account Fund or transfer any Account Value to a Fund, we credit Accumulation Units to your Account Value. When you withdraw or transfer any Account Value from a Separate Account Fund, we cancel Accumulation Units from your Account Value.

If the plan in which you are a participant becomes eligible for a Reduced Fee, on the date the plan becomes eligible, your Account Value in each Separate Account Fund will be transferred to Accumulation Units with the same total value that will be charged the Reduced Fee (“Reduced Fee Accumulation Units”). Similarly, if your plan ceases to be eligible for a Reduced Fee, on the date the plan becomes ineligible, we will transfer your Account Value to Accumulation Units with the same total value that will be charged the standard fees.

The Accumulation Unit value for a transaction is the value for the Valuation Period during which we receive the Contribution or request in Complete Order. As a result, we will process the transaction at the Accumulation Unit value we determine at the next close of a Valuation Day in the Valuation Period during which we receive a Complete Order (generally the close of the New York Stock Exchange on that day). If the request is a Complete Order, the amount available for withdrawal is the Account Value at the end of the Valuation Day that we receive (and approve, where required) the Complete Order. Deposits or Requests are deemed to be received by us if received prior to close of the New York Stock Exchange on a day that the New York Stock Exchange is open for trading, or on the next day the New York Stock Exchange is open for trading if they arrive on a day that the New York Stock Exchange is officially closed or following the close of the New York Stock Exchange on a day when it is open.

We calculate the number of Accumulation Units for a transaction by dividing the dollar amount you have allocated to, or withdrawn from, the Fund during the Valuation Period by the applicable Accumulation Unit value for the Fund for that Valuation Period.

Your Right to Transfer Among Investment Alternatives

You may transfer all or a portion of your Account Value among Funds of the Separate Account, and between the Separate Account and the General Account, unless your Plan (if any) limits transfers. There are no tax consequences to you for transfers among Investment Alternatives.

Your request for a transfer will not be binding on us and cannot be effectuated until we receive a Complete Order (see “Definitions We Use in this Prospectus” for a definition of Complete Order) from you. Please note our policy on frequent purchases and redemptions under “Frequent Purchases and Redemptions of Fund Shares.”

OUR PAYMENT OF ACCOUNT VALUE TO YOU OR A BENEFICIARY

Your Right to Make Withdrawals, including by Specified Payments

Under a TDA Contract, your right to withdraw all or any portion of your Account Value is restricted by federal tax law. If you are under age 59  1⁄2, you will not be able to withdraw your Account Value, except in circumstances such as death or disability, hardship, or termination of employment. (There are special rules permitting withdrawal of Contributions made on or before January 1, 1989 and withdrawal of earnings and interest credited to your Account Value by that date.) When you make a withdrawal for hardship, you may not withdraw post-1988 earnings or interest on your Contributions under a salary reduction agreement. In addition, if you are married, consent of your Eligible Spouse may be required for withdrawals under TDA Contracts. In some cases, certain withdrawals under 403(b) Plans may require the approval of the Employer, provider, carrier or third party administrator, if applicable.

A full withdrawal from your TDA Contract terminates your participation in the TDA Contract if you have terminated your employment with the Employer or you are no longer covered by the Plan. We may take up to seven days following receipt of your withdrawal request to process the request and mail a check to you or electronically transfer funds to your bank account where available.

Single Sum Payment upon Termination of Employment. Your Plan may provide that, if your Account Value is $1,000 or less (or a higher amount as may be permitted under provisions of the Plan and applicable laws) when you terminate employment with the Employer, we will pay your Account Value to you in a single sum payment.

Specified Payments Option. If you have reached age 59 1⁄2 or, for TDA Contracts, terminated employment with the Plan sponsor (if the TDA Contract is sponsored), after reaching age 55 under a TDA Contract you may elect automatic withdrawals of your Account Value.

You must specify an amount, which may not be less than $100, and must tell us the Investment Alternatives from which the withdrawals should be taken. We will send the Specified Payments to you.

When you are receiving Specified Payments under a TDA Contract, you and your employer may continue to make Contributions on your behalf. You also may transfer your Account Value among Investment Alternatives and make other withdrawals when receiving Specified Payments.

Specified Payments will continue until the earliest of:

•	your death;

•	our receipt of your written request to change or end the Specified Payments;

•	your Account Value (or your balance in any Investment Alternative that you have designated for withdrawals) declines so that the remaining balance is not large enough to cover the next Specified Payment due; or

•	your Annuity Commencement Date.

If you are subject to the minimum distribution rules under the Code, the Specified Payments for the year should at least total the minimum required annual distribution. (See “Federal Tax Information—Minimum Distributions Under TDA Contracts.”)

Income Tax Consequences of Withdrawals. You should consider the possible federal income tax consequences of any withdrawal, including withdrawals under the Specified Payments Option. You will be taxed at ordinary income tax rates on the portion of your withdrawal that is taxable. You will not be taxed on the amount of any Contributions you made with “after-tax” dollars, but there are special rules under the Code for determining whether a withdrawal, or portion of a withdrawal, will be considered a return to you of after-tax Contributions (See “Federal Tax Information”).

Penalty Tax on Taxable Portion of Withdrawals. There is a 10% federal penalty tax on the taxable amount of withdrawals you make during the Accumulation Period, unless

•	you have reached age 59 1⁄2

•	you are disabled or have died

•	the distributions are Annuity Payments over your life (or life expectancy) or over the joint lives (or joint life expectancies) of you and the Beneficiary, or

•	in certain other circumstances. See “Federal Tax Information for Participants” for a listing of other circumstances when the penalty tax is not applicable.

How to Tell Us an Amount to Transfer or Withdraw

To tell us the amount of your Account Value to transfer or withdraw, you must specify to us:

•	the dollar amount to be taken from each Investment Alternative; or

•	for Separate Account Funds, the number of Accumulation Units to be transferred or withdrawn; or

•	the percentage of your Account Value in a particular Investment Alternative to be transferred or withdrawn.

For transfers, you also must specify the Investment Alternative(s) to which you are moving the transferred amount. Your request for a transfer or withdrawal is not binding on us and cannot be effectuated until we receive all information necessary to process your request on the required forms and, in the case of transfers into the Investment Company International Fund, the American Funds Insurance Series New World Fund, and the Vanguard Variable Insurance Fund International Portfolio (“Vanguard International Fund”) (together, these Funds may be referred to as the “International Funds”), by U.S.P.S. regular mail to our Financial Transaction Processing Center. Refer to “Where to Contact us and Give us Instructions.”

Loans under a TDA Contract

We make available a loan option under a TDA Contract. You have the right to borrow funds using your Account Value as collateral security. Your Employer’s Plan may or may not permit loans to be taken from or secured by amounts held in a Designated Roth Account. The amount of the loan permitted is governed by the Code and the Contract terms.

We will designate an interest rate at the time a Loan is granted. The Loan interest rate we declare from time to time will not exceed the higher of the Moody’s® Corporate Yield Average and 1% above the guaranteed rate of interest credited to Account Values held in the General Account. The Moody’s® Corporate Yield Average is an average of the composite yield on seasoned corporate bonds published by Moody’s® Investors Service, Inc., and may increase or decrease over time. Accordingly, the interest rate you pay on your loan may increase or decrease over time. Interest earned on the amount in the General Account is not applied as an offset to interest accrued on the Loan; they are separate and independent from each other.

You will be required to transfer an amount equal to 120% of the loan to serve as collateral security for your loan from the Separate Account to the General Account, unless you already have allocated the required Account Value to the General Account. Collateralized loans are loans for which security in the amount of 120% of the loan amount is required to be transferred into the General Account and held against repayment of the loan. You must instruct us from which Investment Alternatives the transfer is to be made. We will not permit you to make withdrawals or transfers of the collateral security amount while the loan is outstanding. The interest rate for the loan will not exceed the higher of 1% above the current rate of interest credited to Account Values held in the General Account for TDA Contracts, or the Moody’s® Corporate Yield Average for the calendar month ending two months before the date on which the rate is determined, and payments of principal and interest on the loan are due no less frequently than quarterly. You will pay interest on the loan, but the amount we hold in the General Account as collateral for your loan will accrue interest. A portion of the collateral equal to the loan amount may earn interest at a rate that is different than, and possibly lower than, the rate earned by other amounts in the General Account. There are no income tax consequences to you from obtaining a loan under the TDA Contract, unless you do not make repayments when they are due.

You can only borrow to the extent that you have allocated a sum equal to 120% of the loan amount to the General Account. If you do not have 120% of the loan amount (in addition to sums already serving as collateral for other loans) in the General Account and do not allocate additional amounts to the General Account from your Account Value allocated to other investment alternatives to achieve such 120%, you cannot borrow that loan amount. We do not transfer amounts to the General Account for purposes of satisfying the collateral requirement on your behalf unless we are instructed by you to transfer from other investment alternatives to the General Account.

All Plans require authorization by the Employer, provider or third party administrator, as applicable, for Participant loans.

See “Charges You or Your Employer Will Pay—Loan Interest Under TDA Contracts” for more information.

Death Benefit Prior to Annuity Commencement Date

We will pay a death benefit to your Beneficiary during the Accumulation Period upon your death .

We will pay the death benefit after we have received at our Home Office:

•	due proof of your death, generally a certified copy of your death certificate;

•	notification of election by the Beneficiary(ies) of the form of payment of death benefit; and

•	claim forms and other information and documents that we inform the beneficiary are necessary for us to process the death benefit request.

The amount of the death benefit will be the value of your Account Value as of the date on which we receive the items listed above less any outstanding loans and interest. Until then, your Account Value will remain allocated as it was on the date of death. (If you were the Annuitant and your Eligible Spouse is the Beneficiary, special rules apply as described below.) If you have more than one beneficiary, each beneficiary’s share of the Account Value will remain allocated as it was on the date of death until we receive the items listed above from such beneficiary. Each beneficiary will continue to bear the risk of loss of their share of the death benefit until their claim is processed.

Form of Payment of Death Benefit. The Beneficiary will elect the form of payment of death benefit. Payout options include a single sum payment or annuity payments, but the Code imposes special requirements on the payment of a death benefit, as described below. We will pay the death benefit in a single sum if an option has not been selected by the date the Code requires a payout.

In addition, Participants under TDA Contracts are required to begin taking minimum distributions after they reach a certain age (called the Required Beginning Date), and certain requirements depend on whether the Participant had reached that age at the time of death. Beneficiaries should consult their tax advisers for any additional rules that may apply in their particular circumstances. See “Federal Tax Information—Minimum Distributions under TDA Contracts.”

In general, any method of distribution that a Beneficiary selects must comply with one of the following.

(a) Five Year Rule. The general rule is that we must pay the entire death benefit to the Beneficiary by December 31 of the year that is five calendar years after the year of the Participant’s death, unless we pay the death benefit in accordance with (b) below.

(b) Life Annuity Rule. If a Beneficiary selects a life annuity, the entire death benefit must generally be distributed to the Beneficiary in the form of Annuity Payments beginning no later than the end of the calendar year following the year of the Participant’s death and which are payable over a period of time that is not more than the Beneficiary’s life or life expectancy, whichever is longer.

(c) Commencement of Minimum Distributions. If a Participant dies after reaching the Required Beginning Date, the method of distribution the Beneficiary selects may not be slower than the method of distribution that was in effect before the Participant died.

(d) Alternative Method of Distribution. If a Beneficiary withdraws the required distribution from another plan of the same type in accordance with applicable IRS regulations, if permitted by the Plan, the Beneficiary will not be required to receive a distribution from a 403(b) Plan under (a), (b) or (c) above.

(e) Beneficiary is the Eligible Spouse. Special rules apply if the only Beneficiary is your surviving Eligible Spouse. The rules apply for both the five year rule in (a) and the life annuity rule in (b) above. A Beneficiary who is your Eligible Spouse may use your Required Beginning Date for determining when minimum distributions must begin. As a consequence, the Beneficiary does not have to begin receiving benefits until the April 1 following the calendar year in which you would have reached age 70  1⁄2 if still alive.

Discontinuance of Contracts or Termination of Participation

Termination of Participation Under TDA Contracts. Your participation under a TDA Contract terminates if you are no longer eligible to participate under the Contract due to termination of employment with the Contract holder, including by death or retirement.

Contributions may no longer be made by you or on your behalf upon your death, retirement or termination of employment with the Contractholder. Termination of participation will not deprive you of your Account Value or change your rights to make transfers or withdrawals. Termination also will not prevent you from electing to receive Annuity Payments, or having a death benefit paid to your Beneficiary.

Discontinuance of TDA Contracts. A Contractholder may discontinue a TDA Contract on the first of a month with at least 30 days notice to us. We may discontinue a Contract upon at least 31 days’ notice to the Contractholder, during which time the Contractholder may cure any remediable defaults, if (1) the Contractholder fails to remit payment of the Contractholder’s administrative charges within 31 days after payment is due; (2) the Contractholder fails to meet the requirements of the Contract or abide by the terms of the Contract; (3) the class of group annuity contracts to which the Contract belongs is discontinued by the Company; or (4) the Contractholder elects not to use Mutual of America SponsorConnectSM. Additionally, the Company may discontinue the Contract without notification to the Contractholder if mail addressed to the Contractholder at the last address on record with the Company has been returned as undeliverable and the Contractholder has not provided the Company with a new address within 60 days of the date such mail is returned. When a TDA Contract is discontinued:

•	The Contractholder’s obligations under the Contract continue, except that the Contractholder may not send us any more Contributions, except for repayment of Participant loans.

•	Amounts accumulated for Participants remain under the Contract, until withdrawn or transferred.

•	If requested by a Contractholder we may transfer to another insurance company or other financial institution all amounts accumulated under the Contract in accordance with the discontinuance rules as described above.

•	A transfer will require the consent of Participants who became Participants before a rider was issued in 2009, as determined by the issuance of a rider to the Contract. A Participant whose consent is required but who does not consent to the transfer may choose to leave the accumulated amounts on deposit with us, or may withdraw the amount in whole or in part (subject to any federal tax law restrictions on withdrawals). The transfer to another insurance company or financial institution will be made no later than 30 days (or later date requested by the Contractholder) after we have received a written request from the Contractholder for the transfer and all information necessary to effect the transfer, including individual consents required from certain Participants. A Plan may be terminated upon the distribution of all assets under the Plan.

Following a discontinuance for any of the reasons specified above, with regard to amounts that have not been withdrawn, each Participant whose assets have not been withdrawn can change allocations, make transfers and make full or partial withdrawals, but is not permitted to add assets.

TDA Contracts—Notice of Amendment and Option to Discontinue. In certain instances, we will provide Contractholders with a written notice concerning an amendment of the Contracts, at least 60 days before the effective date of the amendment, along with an explanation of the amendment. A Contractholder may elect to discontinue the Contract if it does not want to accept the amendments by making a written request to Mutual of America and informing us of the insurance company or other financial institution to which amounts under the Contract should be transferred.

When We May Postpone Payments

We will pay any amounts due from the Separate Account for a withdrawal (including a Specified Payments Option withdrawal), death benefit or termination, and will transfer any amount from the Separate Account to the General Account, within seven days, unless:

•	The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on that Exchange is restricted as determined by the SEC; or

•	The SEC by order permits postponement for the protection of Participants; or

•	An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets.

Additionally, we may postpone any payment from the Separate Account Fund that is invested in the Money Market Fund of the Investment Company, in the event that the Money Market Fund temporarily suspends redemption of shares because the Money Market Fund’s liquidity has fallen below required minimums because of market conditions or other factors.

In order to comply with federal laws and regulations intended to deter money-laundering, terrorism or other suspicious activities, we may refuse to accept, or decline to implement, your withdrawal or transfer orders until it is legally permissible for us to do so.

YOU MAY OBTAIN AN ANNUITY WITH YOUR ACCOUNT VALUE

Amount of Annuity Payments

If your Employer has selected Mutual of America as the annuity provider for annuity benefit distributions, at your Annuity Commencement Date, we will apply your Account Value to purchase a stream of monthly Annuity Payments (an annuity). All of our annuities provide monthly payments. Once Annuity Payments have begun, you may no longer make Contributions, transfers or withdrawals under the Contract and your employer may no longer make Contributions on your behalf. The amounts of our Annuity Payments for the type of annuity you select will be fixed.

You may elect to receive your Account Value by making partial or full withdrawals, including under the Specified Payments Option, instead of receiving Annuity Payments.

We will fix the amount of each Annuity Payment and guarantee payment, according to the form of annuity you select (refer to “Available Forms of Annuity”). The amount of the Annuity Payments depends on the annuity form you choose, your age, your joint annuitant’s age, if applicable, the applicable annuity purchase rates and your Account Value. The duration of an annuity can affect your level of benefit, with longer durations generally producing a lower monthly payment, all things being equal.

We guarantee that the purchase rates we use to determine the amount of Annuity Payments will be the better of the guaranteed rates in the Contract or our then-current annuity purchase rate.

The annuity benefits generally are set forth in the Contract we issue. We will issue to each Participant under a TDA Contract an individual certificate setting forth the amount and terms of payment of their annuity benefits. We will send Annuity Payments directly to Annuitants at their last known address, as filed with us.

Annuity Commencement Date

You must notify us in writing of the Annuity Commencement Date in advance, according to our procedures. The Annuity Commencement Date must be on the first of a month and must be in accordance with the Plan, if any.

Available Forms of Annuity

You may select a form of annuity from the following list (subject to the availability of such annuity under your Employer’s Plan), and in each case, you will be the Annuitant. Your employer’s Plan may contain these special rules for determining the annuity form:

•	If you have an Eligible Spouse on the Annuity Commencement Date, you will receive Annuity Payments in the Joint and Survivor Life Annuity, as described below, with your Eligible Spouse as joint annuitant, unless you, no more than ninety days, or one hundred and eighty days, depending on the provisions of the Plan, before the Annuity Commencement Date, select in writing one of the other annuity forms listed below and your Eligible Spouse consents to the form selected.

•	If you do not have an Eligible Spouse on the Annuity Commencement Date, you will receive Annuity Payments in the form of a Non-Refund Life Annuity, as described below, unless you, before the Annuity Commencement Date, select in writing a different annuity form.

Life Annuity with Ten Years Period Certain. This annuity form provides for monthly Annuity Payments to the Annuitant during the Annuitant’s lifetime, but if the Annuitant dies before the end of the ten year period, Annuity Payments will be paid to the Beneficiary until the end of the ten year period. After the Beneficiary has begun receiving payments, if the Beneficiary dies before the end of the ten year period, we will pay the commuted value of the remaining Annuity Payments to the payee named by the Beneficiary.

Joint and 66 2⁄3% Survivor Life Annuity with Ten Year Period Certain. This annuity form provides for monthly Annuity Payments to the Annuitant during the Annuitant’s lifetime and 66  2⁄3% of that monthly Annuity Payment to the joint annuitant after the Annuitant’s death if the joint annuitant survives the Annuitant. If both the Annuitant and the joint annuitant die before the end of the ten year period, payments continue in the amount last paid until the end of ten years to the Beneficiary. If a person named as an Annuitant’s joint annuitant dies prior to the Annuity Commencement Date, your election of this annuity form is canceled automatically.

Full Cash Refund Annuity. This annuity form provides for monthly Annuity Payments to the Annuitant during the Annuitant’s lifetime. If the aggregate amount of the monthly Annuity Payments that we made to the Annuitant is less than your Account Value at the Annuity Commencement Date, we will pay the difference to the Beneficiary in a single sum.

Joint and Survivor Life Annuity. Same as the Joint and Survivor Life With Period Certain annuity above, except that payments will end upon the death of the survivor as between the Annuitant and the joint annuitant. There is no guaranteed minimum payment period.

Non-Refund Life Annuity. We make a monthly Annuity Payment until the death of the Annuitant. No amount is payable to any joint annuitant or Beneficiary.

Other Forms. In addition to the forms of annuity listed above, your plan may offer additional forms of annuity as of your Annuity Commencement Date. We may, if offered by your plan, permit you to elect a different period certain for life annuities and joint and survivor life annuities. Currently, in addition to the ten year period, we permit the election of periods certain of three, five and fifteen years. Additionally, we may, if offered by your plan, permit you to elect a different percentage survivorship benefit for joint and survivor life annuities (with or without period certain). Currently, in addition to the 66  2⁄3% survivorship benefit, we offer survivorship benefits of 50%, 75% and 100%. We have the right to discontinue offering these periods certain and survivorship benefits at any time unless your Contract provides otherwise.

Death Benefit after the Annuity Commencement Date

If an Annuitant (and the joint annuitant if the form is a joint annuity) dies on or after the Annuity Commencement Date and annuity payments have begun, your Beneficiary will receive the death benefit (if any) provided by the form of annuity under which Annuity Payments were made. See “Available Forms of Annuity” above.

Single Sum for Small Annuity Payments

If your Account Value is $1,000 or less (or less than such greater amount that may be permitted by law and the Plan), then on the Annuity Commencement Date you have requested, or at your required beginning date, as applicable, we will pay your Account Value to you in a single sum payment, and you may not elect to receive Annuity Payments. Alternatively, we may make such single sum payment to an IRA (or Roth IRA for Designated Roth Accounts) established by you (or your employer for you, if the Plan so provides).

OUR GENERAL ACCOUNT

Scope of Prospectus

We have not registered the Contracts under the Securities Act of 1933 for allocations to the General Account, nor is the General Account registered as an investment company under the 1940 Act. Disclosures regarding the fixed portion of the Contracts and the General Account, however, generally are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. For more details regarding the General Account, see the Contracts themselves.

General Description

Amounts you allocate to the General Account become part of our general assets. Our General Account supports our insurance and annuity obligations, including the Payment of Claims under our Contracts and our Policies, and is subject to the claims of our creditors. The General Account consists of all of our general assets, other than those in the Separate Account and other segregated asset accounts.

We bear the full investment risk for all amounts that Participants allocate to the General Account. We have sole discretion to invest the assets of the General Account, subject to applicable law. Your allocation of your Account Value to the General Account does not entitle you to share in the investment experience of the General Account. You should consider our claims paying ability and financial strength when allocating amounts to the General Account.

We guarantee that we will credit interest for the life of the Contract to Account Values in the General Account at a rate at least equal to the minimum rate required by your Contract, if any. TDA Contracts being newly issued by the Company provide for a minimum rate determined in accordance with the National Association of Insurance Commissioners (“NAIC”) standard non-forfeiture law for annuities, as described below. If your Contract does not set forth a minimum rate, we will credit interest at a rate at least equal to the minimum rate required by applicable state law or if no state law minimum rate is applicable to a Contract, the guaranteed minimum credited interest rate determined by us annually in accordance with the NAIC standard non-forfeiture law for annuities. The NAIC minimum rate is determined in accordance with a formula. The current NAIC minimum rate formula as applied by us is based upon the five-year constant maturity treasury rate reported by the Federal Reserve as of the close of business on the last business day each October. In no event under the current NAIC formula will the minimum guaranteed credited interest rate be less than 1% nor more than 3%. We determine whether the application of the formula will change the minimum guaranteed rate each November, and any change is effective the following January 1. In our sole discretion, we may credit a higher rate of interest to Account Values in the General Account, although we are not obligated to credit interest in excess of the minimum rate. We compound interest daily on Account Values in the General Account, to produce an effective annual yield that is equal to the stated interest rate. The interest rates may be different for the portion of your Account Value in the General Account being held as collateral for a loan. You can find the current rate for your Account Value in the General Account in your quarterly statement or by logging in to the secure “My Account” section of our website, www.mutualofamerica.com.

We reserve the right to credit a higher interest rate than the rate otherwise set for amounts allocated to the General Account when the Employer uses Mutual of America SponsorConnectSM for the transmission and receipt of certain information regarding Participants, Contributions and other Contract information, and in certain other circumstances.

You may refer to the additional information about our General Account’s operations in Appendix B to this Prospectus.

Transfers and Withdrawals

You may transfer any portion of your Account Value to or from the General Account and, to the extent permitted by the Code and the Plan, may withdraw any portion of your Account Value from the General Account prior to the Annuity Commencement Date. See “Your Right to Transfer Among Investment Alternatives,” “Frequent Purchases and Redemptions of Fund Shares” and “Your Right to Make Withdrawals, including by Specified Payments” under “Our Payment of Account Value to You or a Beneficiary.” We have the right to delay certain transfers and withdrawals from the General Account for up to six months following the date that we receive the transaction request.

WHERE TO CONTACT US AND GIVE US INSTRUCTIONS

Transfers, Allocation Changes and Withdrawals by Telephone or Internet

You may generally make requests by telephone or Internet for transfers or withdrawals of Account Value (except for transfers to any of the International Funds) or to change the Investment Alternatives to which we will allocate your future Contributions. We do not accept Internet requests for withdrawals from any Contract or telephone requests for withdrawals from a TDA or VEC Contract.

On any Valuation Day, we will consider requests by telephone or Internet that we receive prior to 4 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) as received that day. We will consider requests that we receive at or after 4 p.m. (or the Exchange close) as received the next Valuation Day.

You must use a password to make Internet requests. Your use of the Password constitutes agreement to use our website in accordance with our rules and requirements. To change your Password, you may follow the instructions at our Internet website. To make telephone requests, you will be asked to provide your personal identification number (PIN) and identifying personal information to our Customer Service Representative.

We reserve the right to suspend or terminate at any time the right of Participants to request transfers or reallocations by telephone or Internet. We also reserve the right not to accept powers of attorney or other trading authorizations granted by any Participant to a third party. Either telephone or Internet transactions may not be possible during periods of heavy usage or from time to time for technical reasons, and you should place your order by an alternate method during any such period. The Company’s failure to follow reasonable procedures may result in liability for any losses due to any unauthorized or fraudulent telephone or Internet transfers.

We will not be liable for following instructions communicated by telephone or Internet that we reasonably believe to be genuine. To confirm that instructions communicated by telephone or Internet are genuine, we will ask for personally identifying information to confirm your identity, record all telephone transactions and provide written confirmation of transactions, except for allocation changes made over the Internet.

Frequent Purchases and Redemptions of Fund Shares

The purpose of our Contracts is to assist with the accumulation of long-term retirement savings. Our Contracts are not intended to provide Contractholders and Participants with a means to engage in market timing through frequent transfers of their Account Values in an attempt to take advantage of daily fluctuations in the securities markets.

Excessive frequent transfer practices designed to take advantage of short-term market changes may cause disruption to the efficient administration of portfolio management strategies and increase transaction costs. Under certain market conditions, such transfer practices can harm the investment performance of an Underlying Fund if it involves amounts which are substantial when compared to the net total Underlying Fund assets under management.

Each Underlying Fund has reserved the right to reject any aggregate purchase of Fund shares that it determines to be inconsistent with their Fund’s policies and procedures relating to market timing. As such, there is also a risk that excessive frequent transfer practices by individual Contractholders and Participants could cause an Underlying Fund to reject a net purchase order from a Separate Account Fund on behalf of many Contractholders and Participants, thereby compromising our ability to carry out purchase and redemption orders of many of our Contractholders and Participants.

In consideration of the above, we have adopted and implemented the following policies and procedures with regard to frequent transfers.

Transfers into any of the International Funds can only be effected by mail. Because of the time difference between the close of the United States securities markets and the close of international securities markets, the International Funds are more likely to be subject to market timing transfers than the other Funds. Accordingly, we have adopted a special administrative rule for transfers into any of the International Funds and for revocations of such transfer requests. You must send in writing, by U.S.P.S. regular mail, to our Financial Transaction Processing Center in Boca Raton, Florida, all requests for transfers into any of the International Funds or revocations of such transfer requests. We will not accept orders for transfers of your Account Value to any of the International Funds or revocations of such transfer requests placed by any other means, including via our toll free 800 number or our internet website, nor will we accept such transfer orders or revocations made in writing and delivered by fax, hand or express delivery service to our home office in New York City, any Regional Office or our Financial Transaction Processing Center. We will not accept U.S.P.S. regular mail transfer requests (or revocations of such transfer requests) into any of the International Funds that are received at the home office in New York City or any Regional Office. To obtain a form for making written transfer requests, you may call our toll free number, 1-800-468-3785. You may revoke an order for transfer into any of the International Funds only in writing sent by U.S.P.S. regular mail to our Financial Transaction Processing Center. You may continue to place orders for transfers out of any of the International Funds either in writing, by calling our toll-free number, or via our website, www.mutualofamerica.com.

We reserve the right to modify or terminate the administrative rule for transfers to the International Funds and to extend the rule to other Funds. We also reserve the right to adopt additional rules that would apply to Contractholders and Participants who in our view are repeatedly engaging in short-term trading through transfers of all or a portion of their Account Values in any of the Separate Account Funds offered under our Contracts. Note: The Retirement Funds and the Allocation Funds of the Investment Company may invest in shares of the other Investment Company Funds, including the International Fund, and are exempt from the requirement to place orders of such shares by U.S.P.S. regular mail, as indicated above.

We work with the Underlying Funds to discourage Contractholders and Participants from engaging in excessive frequent transfers that could harm any Fund’s investment performance. We periodically meet with the management of the Underlying Funds to discuss any factors that may materially impact investment performance of the Underlying Funds, including excessive frequent transfer activity, if any. We periodically request a description of the Underlying Funds’ procedures and controls used to identify any excessive frequent transfer activity and a report on whether any such activity might have an adverse effect on the investment performance of any of the Underlying Funds. It should be noted that each of the Underlying Funds has established its own internal restrictions or minimums, and may decide to apply its own frequent trading policies and procedures to your transactions in the event it determines that, in its opinion, our procedures do not satisfy its particular policies and procedures. The Underlying Fund policies and procedures, if applied to your transactions, could result in a limit on the number of trades you can request in specified time periods, temporary blockage of trades or other actions. In addition, we may be required to disclose information on participant transfers to the Underlying Funds. We also request assurance that the Underlying Funds are correctly daily valuing their Funds and appropriately using Fair Value Pricing, where required.

We aggregate all daily purchase or redemption orders received from all Contractholders and Participants under the Contracts into a net purchase or redemption of shares of the Underlying Funds. We monitor such aggregate net daily purchase and redemption into or out of each Underlying Fund to make a determination, in our opinion, as to whether such aggregate net trading activity is material in relation to the total assets managed by each of the Underlying Funds, and if so, whether it could have an adverse impact on an Underlying Fund’s investment performance based upon the total net assets under management. We reserve the right to look back from any daily purchase or redemption activity in order to identify frequent transfer activity involving substantial amounts.

Depending on the nature of the net transfer activity, we will determine if there is frequent transfer activity conducted by the same Contractholders and Participants which could adversely impact the investment performance of an Underlying Fund, in view of the total net assets of the Underlying Fund, or could cause an Underlying Fund to reject a net purchase order on behalf of all Contractholders and Participants. In this regard, we can review individual purchase and redemption requests by Contractholders and Participants. If, in our opinion, excessive frequent transfer activity could cause an adverse effect on the investment performance of an Underlying Fund or could cause an Underlying Fund to reject a net purchase order on behalf of all Contractholders and Participants, we will take such actions as are appropriate to discourage such activity from continuing, as noted below. We do not accommodate Participants engaging in market timing. We will take the following actions in the following order:

•	contact the Contractholder or Participant and remind them that the Contracts are not designed to be used for such frequent transfers, request that such activity cease, and inform them that their use of the internet or the 800-line privileges for transfer activity will be suspended if the activity does not cease;

•	if the activity does not cease, suspend the Contractholder’s or Participant’s internet and 800-line privileges for transfers and require that all future purchase and redemption requests be carried out solely via a signed, written request to initiate any transaction, to be sent to our Financial Transaction Processing Center in Boca Raton via U.S.P.S. regular mail (the “Regular U.S. Mail Rule”);

•	then, in appropriate circumstances reject a transfer request, consistent with applicable law, rule, and regulation.

These procedures are applied uniformly to all Contractholders and Participants, individually and in the aggregate, engaging in such frequent transfer activity. The Contracts seek to provide a high degree of flexibility to Contractholders and Participants in managing their long-term retirement savings and other benefits and to this end do not have “front end” charges on contributions or transfers, or “back end” surrender or redemption charges on transfers or withdrawals. The Contracts permit unlimited, no-fee transfers between and among our General Account and the Separate Account Funds. We have no arrangements with any person or entities to permit frequent transfer activity and no such arrangements are permitted. We have not set a restriction on the amounts or number of transactions allowed in a given period and have not established a minimum holding period other than as may be applicable regarding the policies as noted above, nor have we set an exchange or redemption fee.

There may be legal and technological limitations on our ability to impose restrictions or limitations on the transfer practices of our Contractholders and Participants which arise out of the state law affecting a Contract and the necessary judgments involved in creating monitoring parameters. Consequently, our ability to discourage excessive frequent transfers that do not involve material or substantial amounts in the Separate Account Funds may be limited. The detection or deterrence of frequent transfer activity involves judgments that are inherently subjective. Accordingly, there is no assurance that we can restrict all transfer activity that may adversely affect Contractholders or Participants. There can be no assurance that frequent transfers in the Separate Account Funds will not occur. As a result of the limitations, restrictions and judgments described in this paragraph, it is possible that some participants may succeed in frequent trading activities, and in that eventuality, the effects, if any, of such activities may to some degree impact the other participants in the Separate Account.

Contacting Mutual of America

Our home office address is:

Mutual of America Life Insurance Company

320 Park Avenue

New York, New York 10022-6839

You can obtain the address of your Regional Office by calling our toll-free number, 1-800-468-3785 or by visiting our website at www.mutualofamerica.com.

Participants and TDA Contractholders must send in writing all notices, requests and elections required or permitted under the Contracts, except that you may give certain instructions by telephone or over the Internet, as described above.

Where You Should Direct Requests

You may request an allocation change or a transfer of any portion of your Account Value among Investment Alternatives (except for transfers to any of the International Funds) by calling our toll-free number, 1-800-468-3785, visiting our website at www.mutualofamerica.com or writing to our Financial Transaction Processing Center. You must send requests for transfer of Account Value to any of the International Funds on our forms by U.S.P.S. regular mail to our Financial Transaction Processing Center. The address is:

Mutual of America Life Insurance Company

Financial Transaction Processing Center

1150 Broken Sound Parkway NW

Boca Raton, FL 33487-3598

For withdrawals, you must make your request according to our procedures, which we may change from time to time. Under our current procedures, you may make a withdrawal request by writing to our Withdrawal Processing Center. Written requests to the Withdrawal Processing Center should be sent to:

Mutual of America Life Insurance Company

Withdrawal Processing Center

1150 Broken Sound Parkway NW

Boca Raton, FL 33487-3598

If you wish to obtain an annuity with your account value, or wish to receive payment under our Specified Payment Option, you should contact your Regional Office. You should use our forms to submit written requests to us; incomplete or unclear forms will be returned without action. In some cases, TDA withdrawal requests may require the approval of the Employer or third party administrator, if applicable.

ADMINISTRATIVE MATTERS

Confirmation Statements to Participants

We will send you a confirmation statement each time you change your allocation instructions (except when you change them via our website), we receive a new Contribution from or for you, you transfer any portion of your Account Value among the Investment Alternatives, the change in the number of Accumulation Units and the change in Accumulation Unit Values attributable to your plan becoming, or ceasing to be, eligible for the Reduced Fee, or you make a withdrawal. The confirmation for a new Contribution may be part of your next quarterly (or monthly, if applicable) account statement for TDA Contracts. You must notify us of any error in a statement within 30 days after the date we processed the change or transaction, or within 30 days after the end of the period covered by the quarterly (or monthly) statement that serves as the confirmation statement, or you will give up your right to have us correct the error.

Designation of Beneficiary

You may designate a Beneficiary, subject to any limits under your Employer’s Plan or the Code. You may change the Beneficiary while you are living, either before or after the Annuity Commencement Date, by providing us (or your employer when the employer has agreed to hold such information) with written notice of the change. The designation or change in designation will, upon receipt by us, take effect as of the date you signed the written notice, whether or not you are living at the time we receive the notice. Designations or changes in designations made via your employer will be deemed to be received by us at the time your employer enters the information on our system. We will not be liable for any payment or settlement we make before we receive the notice of Beneficiary or change of Beneficiary.

Some TDA Plans require that if a TDA Participant is legally married, the Beneficiary will be the Eligible Spouse unless we have received the Eligible Spouse’s consent to permit another Beneficiary. The consent must:

•	be in writing,

•	be signed by the Eligible Spouse and witnessed either by a notary public or a Plan representative,

•	agree to your election to waive any qualified preretirement survivor annuity and qualified joint and survivor annuity forms of benefit that otherwise would be applicable, and

•	agree to the designation of a Beneficiary other than your Eligible Spouse.

If you want to make subsequent Beneficiary designations or selections of forms of annuity benefit, your Eligible Spouse must provide written consent in the same manner.

You should specify a Beneficiary and periodically review your Beneficiary designation. We are required to pay the Beneficiary as shown in our records. You may not change a Beneficiary by naming a different person in your will.

If no Beneficiary designated by you is living at the time of your death during the Accumulation Period, or when the Annuitant dies (and the joint Annuitant, if any dies) during the Annuity Period, the Beneficiary or Beneficiaries will be determined in accordance with the Contract. The Contract lists classes of Beneficiaries in an order of preference. We will pay the surviving family member(s) in the first class of Beneficiaries we find, in this order: your spouse; your children; your parents; and your brothers and sisters. If we do not find family members in these classes, we will pay the executors or administrators of your estate.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, after a thorough search, we are unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you periodically review and update, if necessary, your Beneficiary designations, including full names and complete addresses, if and as they change.

Certain Administrative Provisions

Assignment of Contracts. Contractholders and Participants may not assign or transfer the Contract or any rights under a Contract, except as otherwise required or permitted by law.

Modification or Amendment of Contracts. Our rights and obligations under a Contract cannot be changed or waived, unless one of our duly authorized officers signs a written agreement to the change or waiver. No amendment or endorsement will affect the amount or terms of any Annuity Payments we provide under a Contract that commenced before the amendment or endorsement. See “Our Payment of Account Value to You or a Beneficiary—Discontinuance or Termination of Contracts or Participation.”

We may change a TDA Contract at any time by amendment or replacement, upon not less than 60 days’ written advance notice to the Contractholder, without the consent of the Contractholder, any Participant or the consent of any other person who is or may become entitled to benefits under the Contract. Any change we make may not affect the amount or the terms of Annuity Payments that began before such change.

Evidence of Survival. When payment of a benefit is contingent upon the survival of any person, we may require that evidence of that person’s survival be furnished to us, either by personal endorsement of the check drawn for payment, or by other means satisfactory to us. If satisfactory evidence of survival is not received by us within 30 days following our request for it, we may suspend benefit payments until such evidence is received.

Misstatement of Information. If we pay a benefit under a Contract based on information that you or a Beneficiary misstated to us, we will recalculate the benefit when we learn of the misstatement. We will adjust the amount of the benefit payments, or the amount applied to provide the benefit, or both, to the proper amount we determine based on the corrected information.

If we underpaid benefits due to any misstatement, we will pay the amount of the underpayment in full with the next payment due under the Contract. If we overpaid any benefits due to a misstatement, we will deduct the overpayment to the extent possible from payments as they become due under the Contract. We will include interest on the amount of any underpayments or charge interest on overpayments, at the effective rate then set forth under State insurance law provisions and in accordance with the Contract.

Information and Determination. Contractholders and Participants, as appropriate, must furnish us with the facts and information that we may require for the operation of the Contract including, upon request, the original or photocopy of any pertinent records held by the Contractholder or Participant. A TDA Contractholder should report to us any determination that the Contractholder makes pursuant to the terms of the Plan, if any. We may rely on reports and other information furnished by Contractholders or Participants, and we are not obligated to inquire as to the accuracy or completeness of such reports and information.

Participation in Divisible Surplus

We are a mutual life insurance company and consequently have no stockholders. Contractholders or Participants share in our earnings through any dividends approved by the Company’s Board of Directors. We can give no assurance as to the amount of divisible surplus, if any, that will be available for distribution under the Contracts in the future. The determination of such divisible surplus is within the sole discretion of our Board of Directors. No dividends are anticipated.

FEDERAL TAX INFORMATION

For federal income tax purposes, the Separate Account is not separate from us, and its operations are considered part of our operations. Under existing federal income tax law, we do not pay taxes on the net investment income and realized capital gains earned by the Separate Account. We reserve the right, however, to make a deduction for taxes if in the future we must pay tax on the Separate Account’s operations.

Obtaining Tax Advice

The discussion below of the current federal tax status and consequences for Participants under the Contracts does not cover every possible situation and is for information purposes only. Tax provisions and regulations may change at any time. Tax results may vary depending upon your individual situation, and special rules may apply to you in certain cases. You also may be subject to State and local taxes, which may not correspond to the federal tax provisions. For these reasons, you or the Beneficiary should consult a qualified tax adviser for complete tax information, including advice concerning any state or local tax law limitations or other considerations.

Payments Under Annuity Contracts Generally

Section 72 of the Code describes the income taxation of payments under annuity contracts, either during the accumulation period or after the annuity commencement date. We intend that the provisions of Section 72 will apply to payments we make under TDA Contracts. The general rule is that you must receive a payment under a Contract or Plan in order to be subject to income taxation. You do not include in gross income the interest and investment earnings we credit to your Account Value until you withdraw or otherwise receive such amounts. However, certain assignments or pledges of a Contract or loans under a Contract may be treated as a distribution and accelerate the taxability of investment earnings.

Under general tax rules, when you receive a distribution or Annuity Payments, all or part of the payments will be taxable to you as ordinary income. An important factor in determining the taxable portion is whether you have an investment in the contract, which generally is the amount of after-tax Contributions (not deducted or excluded from gross income) that you have made and not previously withdrawn. The taxation of distributions from Designated Roth Accounts is determined separately from the taxation of your Employee Contribution Account and Rollover Contribution Account. In addition, qualified distributions from Designated Roth Accounts are not taxable. See “Special Treatment for Designated Roth Contributions” below.

A TDA Participant who makes Contributions by salary reduction does not have any investment in the Contract (unless the Participant has a Designated Roth Account or if the Participant has previously defaulted on a loan and received a deemed distribution). The following are general concepts, and you should refer to the discussions below for your type of Contract.

•	If you do not have an investment in the contract, you must include in gross income the entire amount received during the tax year.

•	If you do have an investment in the contract, you may be able to exclude from gross income a portion of the Annuity Payments or other distribution received.

•	The amount you may exclude from gross income each year represents a partial return of your Contributions that were not tax deductible or excludable when made.

•	Generally, the simplified method is used in determining the percentage of a distribution that you may exclude from gross income for a tax year. The nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your investment in the contract (less amounts previously received tax free) and the denominator of which is the total anticipated payments from the Contract.

Annuity Payments. If you begin to receive Annuity Payments, or another form of periodic payments such as an installment method for a fixed period or a fixed amount, you may apply the simplified method to determine the amount to exclude from gross income for the tax year of the distribution.

The simplified method continues to apply until you recover the investment in the contract. After that time, you will have to include the full amount of each Annuity Payment in gross income for each taxable year. If your death occurs before you have recovered the investment in the contract, the unrecovered amount may either be deducted on the final income tax return for your last taxable year or by the Beneficiary.

Withdrawals. If you receive amounts (that are not Annuity Payments) under a TDA Contract and you have an investment in the contract, you generally may exclude a portion of the payments from gross income. You may exclude from gross income an amount determined by dividing your investment in the contract by your vested Account Value as of the date of the distribution and multiplying by the amount of the distribution. The Internal Revenue Service may indicate another date for valuing your Account Value for this purpose.

Single Sum Payments. If you receive a single sum payment of the Account Value under a TDA Contract, you must include in gross income, for the tax year in which you receive the payment, the difference between the amount of the payment and your investment in the contract, if any.

Special Treatment for Designated Roth Contributions. If permitted by your Plan, you may irrevocably designate a Contribution as a Designated Roth Contribution, to be deposited into a Designated Roth Account. While a Designated Roth Contribution is not excludable from your gross income when made, a qualified distribution from a Designated Roth Account is not includible in your gross income when distributed.

A qualified distribution is generally a distribution made:

1.	After the end of the five-year period beginning with the year in which you first made a contribution to any Designated Roth Account under the Plan; and

2.	In one of the following circumstances:

a.	You are age 59 1⁄2 or older, or

b.	You have died or become disabled.

A deemed distribution due to your default on a loan from your Designated Roth Account is not a qualified distribution, even if it otherwise meets these requirements.

The taxable portion of any distribution from a Designated Roth Account that is not a qualified distribution will be determined by applying the general tax concepts described above as if your Designated Roth Account were a separate contract, i.e., by dividing your investment in the contract (i.e. your Designated Roth Contributions) by your Designated Roth Account balance as of the date of the distribution.

TDA Contracts—Exclusion of Contributions from Gross Income

We offer the TDA Contract for use with tax-sheltered annuity arrangements designed to meet the provisions of Section 403(b) of the Code. Under Section 403(b), Participants who are employees of public schools and organizations that are exempt from tax under Section 501(c)(3) of the Code may exclude from their gross income the Contributions applied to purchase annuity contracts on their behalf. This exclusion is subject to the following limits:

•	The aggregate Contributions per year for each employee cannot exceed the contribution limitation in Section 415(c) of the Code.

•	For Contributions under a salary reduction agreement, an additional limitation contained in Section 402(g) of the Code is applicable.

Contributions that you may exclude usually are limited to the smaller amount under these provisions. In general, the limitations are as follows:

•	Contributions cannot exceed the lesser of $55,000 for 2018 (indexed for inflation in subsequent years) or 100% of your includible compensation;

•	Your contributions through a salary reduction agreement may not exceed $18,500 for 2018 (indexed for inflation in future years). If a Plan permits, Participants who are age 50 or older by the end of the calendar year may make an additional contribution of up to $6,000 in 2018 (indexed for inflation in later years). (A special “catch-up” contribution, available to employees with 15 or more years of service with certain qualifying employers who have not made maximum contributions in prior years, may increase that amount by up to $3,000 per year, to a maximum “catch-up” contribution of $15,000.)

You may designate Contributions you make as Designated Roth Contributions described in Section 402A of the Code, if permitted by your Plan. Designated Roth Contributions are not excludable from your gross income.

Penalty Taxes for Premature Withdrawals

In addition to ordinary income taxation, Section 72 of the Code imposes a penalty tax on premature withdrawals, which are withdrawals before you have reached age 59  1⁄2. This penalty tax is equal to 10% of the amount of the premature withdrawal that you include in gross income.

In general, the taxable amount of a withdrawal you make before you reach age 59  1⁄2 is not subject to a penalty tax if:

1.	You have died or become disabled;

2.	The withdrawals are Annuity Payments made over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary;

3.	The withdrawals are to pay your medical expenses, or those of your Eligible Spouse or dependents, if the medical expenses would be deductible by you for federal income tax purposes. (Generally, a taxpayer may deduct medical expenses if they are not covered by health insurance or otherwise reimbursed and they exceed 7.5% of the taxpayer’s adjusted gross income); or

4.	You ended your employment with the Employer during or after the year you attained age 55.

There may be additional exceptions available in certain circumstances, and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax advisor with regard to exceptions from the penalty tax.

Minimum Distributions under TDA Contracts

The Code contains a series of rules that require you (or your Beneficiary) to take minimum distributions under TDA Contracts beginning at a certain time (called the “Required Beginning Date”). For Plans subject to Code Section 403(b), you may take the required amount from a Contract we have issued, or from other contracts of the same type that you own.

You generally must begin taking distributions under TDA Contracts must begin by April 1 of the year following the year you attain age 70  1⁄2, unless you are still employed by the TDA Contractholder (employer). However, distributions of your pre-1987 Account Value (if any) generally must begin in the year in which you reach age 75.

We will provide explanatory information to Participants before their Required Beginning Dates. If you do not satisfy the minimum distribution requirements, you may owe a penalty tax equal to 50% of the difference between the required minimum and the actual amount you withdrew.

Federal tax law provisions concerning distributions upon the death of a Participant may reduce the period over which a Beneficiary may take or defer receipt of the death benefit. See “Our Payment of Account Value to You or a Beneficiary—Death Benefit during the Accumulation Period.”

Federal Estate Taxes

The death benefit payable to your Beneficiary is included in your estate for federal estate tax purposes in most circumstances. See “Obtaining Tax Advice.”

A Beneficiary will not receive a “stepped-up basis” for the increase in value under your Contract over the amount of your Contributions. The gain under a Contract is called “income in respect of a decedent” (“IRD”), and the Beneficiary may owe income tax at ordinary income rates on the IRD when the Beneficiary receives the death benefit. See “Obtaining Tax Advice.” If your estate pays any estate tax on the death benefit, the Beneficiary may be able to credit the estate tax paid against the income tax the Beneficiary owes. A Beneficiary should consult a tax adviser for a complete explanation of the rules that will apply to the Beneficiary’s particular situation.

Withholding on Annuity Payments and Other Distributions

We are required to withhold federal income tax on Annuity Payments and other distributions, such as lump sum distributions or withdrawals. In addition, certain states require us to withhold if federal income tax withholding is applicable. In some instances, you may elect to have us not withhold federal income tax.

When you (or a Beneficiary) request withdrawals or Annuity Payments, we will give detailed information and advise you (or your Beneficiary) of possible elections to be made. Participants and Beneficiaries should carefully review information they receive from us.

Most withdrawals are subject to mandatory automatic 20% federal income tax withholding unless you elect to have us pay the withdrawal directly, as a tax-free rollover, to another eligible plan or an IRA. The same rules generally apply to payments of death benefits to a Beneficiary, or to payments to an Eligible Spouse or former Eligible Spouse in connection with a divorce or separation decree or court order. A direct rollover to an IRA by a surviving spouse Beneficiary, or a direct transfer to an inherited IRA by a non-spouse Beneficiary, is not subject to federal income tax withholding.

The mandatory 20% tax withholding does not apply to any distribution that is:

•	one of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Beneficiary;

•	a specified period of 10 years or more;

•	a minimum distribution required under Section 401(a)(9) of the Code; or

•	a hardship withdrawal.

For all amounts not subject to the mandatory 20% withholding, federal income tax is generally required to be withheld unless the Participant elects not to have federal income tax withheld.

YOUR VOTING RIGHTS FOR MEETINGS OF THE UNDERLYING FUNDS

We will vote the shares of the Underlying Funds owned by the Separate Account at regular and special meetings of the shareholders of the Underlying Funds. We will cast our votes according to instructions we receive from Participants. The number of Underlying Fund shares that we may vote at a meeting of shareholders will be determined as of a record date set by the Board of Directors or Trustees of the Underlying Fund.

We will vote 100% of the shares that a Separate Account Fund owns. If you do not send us voting instructions, we will vote the shares attributable to your Account Value in the same proportion as we vote shares for which we have received voting instructions from Participants. We will determine the number of Accumulation Units attributable to each Participant for purposes of giving voting instructions as of the same record date used by the Underlying Fund. Because there is no required minimum number of shares for which we must receive voting instructions, a small number of participants may control the outcome of the vote.

Each Participant who has the right to give us voting instructions for a shareholders’ meeting of an Underlying Fund will receive information about the matters to be voted on, including the Underlying Fund’s proxy statement and a voting instructions form to return to us.

We may elect to vote the shares of the Underlying Funds held by our Separate Account in our own discretion if the Investment Company Act of 1940 is amended, or if the present interpretation of the Act changes with respect to our voting of these shares.

PERFORMANCE INFORMATION FOR THE SEPARATE ACCOUNT FUNDS

Money Market Fund

From time to time, we may include quotations of the yield and effective yield of the Separate Account’s Money Market Fund in advertisements, sales literature or reports to Participants. These yield figures show historical performance of the Fund assuming a hypothetical investment for the period indicated in the yield quotation. Yield figures do not indicate future performance.

The yield of the Money Market Fund refers to the net investment income generated by the Fund over a specified seven-day period (with the ending date stated). We then annualize this income. That is, we assume that the amount of income the Fund generates during that week is generated during each week in a 52-week period and we show the income as a percentage.

The effective yield is calculated similarly to yield, except that when we annualize income, we assume that the income earned by an investment in the Fund is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. Yield and Effective Yield are calculated in accordance with SEC standards. Refer to the Statement of Additional Information under the heading “Yield and Performance Information” for more information.

Yield and effective yield for the Money Market Fund will vary based on its expenses and the performance of the Investment Company Money Market Fund, which reflects (among other things) changes in market conditions and the level of its expenses. You can lose money invested in the Money Market Fund. The Money Market Fund had negative returns for periods of time in each calendar year from 2009 through 2017.

Total Return of Funds

We advertise performance information for the Funds of the Separate Account. Performance information for the Separate Account Funds is based upon past performance and is not an indication of future performance. Total returns are calculated in accordance with SEC standards and such returns are referred to as “standardized total returns.” The standardized total return contained in such advertising is customarily calculated for one, three, five and ten year periods from the later of the Separate Account’s inception or the Fund’s inception. Different periods are used if either the Fund or the Separate Account has not been in existence for at least ten years. Total return is determined by comparing the value of an investment in the Separate Account Fund at the beginning of the relevant period to the value of that investment at the end of the period, with deductions from total return for the total annual Underlying Fund operating expenses, any contingent deferred sales charge (we do not currently have such charges), and Separate Account Annual Expenses. Total return quotations are expressed in terms of average annual compounded rates of return for all periods quoted and assume that all dividends and capital gains distributions were reinvested. Total return for a Separate Account Fund will vary based on its expenses and the performance of its Underlying Fund, which reflects (among other things) changes in market conditions and the level of the Underlying Fund’s expenses.

We may include Average Annual Total Returns reflecting reduced fees available to participants in certain plans as described in “Tables of Annual Expenses” and “Charges Under the Contracts” in the Prospectus.

We may include in an advertisement total returns that predate the inception of the Fund in the Separate Account, by assuming that the Funds had been included in the Separate Account for the periods prior to their inception with the Separate Account and deducting charges equal to those currently assessed by the Separate Account along with actual Underlying Fund charges and expenses. This is a “non-standard” total return calculation. All non-standard total return advertisements are, and must be, accompanied by standardized total returns.

We may also include information in our advertisements that addressed various topics, such as the effects of various current developments on the economy, securities markets, investment strategies and techniques, customer profiles and hypothetical investment scenarios, financial management, tax and retirement planning and other information relevant to investing in the Separate Account and your Contract.

For a detailed description of the methods we use to determine yield and total return for the Separate Account’s Funds, see the Statement of Additional Information.

FUNDING AND OTHER CHANGES WE MAY MAKE

We reserve the right to make certain changes to the structure and operation of the Separate Account Funds at our discretion and without your prior consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners. In making changes, we will comply with applicable state and federal law and will obtain the approval of Participants and/or the Contractholders, if required.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund’s shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after obtaining any approval that may be required by law or regulation.

We also may:

•	create new investment funds of the Separate Account at any time;

•	to the extent permitted by state and federal law, modify, combine or remove investment funds in the Separate Account;

•	transfer assets we have determined to be associated with the class of contracts to which the Contracts belong from one investment fund of the Separate Account to another investment fund;

•	create additional separate accounts or combine any two or more accounts including the Separate Account;

•	transfer assets we have determined to be attributable to the class of contracts to which the Contracts belong from the Separate Account to another separate account of ours by withdrawing the same percentage of each investment in the Separate Account, with appropriate adjustments to avoid odd lots and fractions;

•	operate the Separate Account as a management investment company under the 1940 Act, or in any other form permitted by law, and designate an investment advisor for its management, which may be us, an affiliate of ours or another person;

•	deregister the Separate Account under the 1940 Act and/or cease to maintain the registration under the Securities Act of 1933 for sales of units of interest under the Contracts; and

•	operate the Separate Account under the general supervision of a committee, any or all the members of which may be interested persons (as defined in the 1940 Act) of ours or our affiliates, or discharge the committee for the Separate Account.

We may modify the provisions of the contracts to reflect changes to the investment funds and the Separate Account and to comply with applicable law. We will not make any changes without any regulatory approval that may be required and, if we make any such changes, we will provide you with written notice as may be required under applicable law or regulation.

LEGAL PROCEEDINGS

We are engaged in litigation of various kinds, which in our judgment are not of material importance in relation to our total assets. There are no legal proceedings pending to which the Separate Account is a party.

OUR STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more information about the Contracts and our operations. It also contains the most recent audited financial statements of Separate Account No. 2 and Mutual of America.

Table of Contents of Statement of Additional Information

Distribution of the Contracts	Independent Registered Public Accounting Firm
Calculation of Accumulation Unit Values	Additional Information
Yield and Performance Information	Financial Statements
Safekeeping of Separate Account Assets
State Regulation
Periodic Reports

How To Obtain a Statement of Additional Information

You may receive a copy of the Statement of Additional Information at no charge by calling 1-800 468-3785 or by completing the Form below and mailing it to Mutual of America Life Insurance Company, 320 Park Avenue, New York, New York 10022-6839.

The SEC has an Internet website at http://www.sec.gov. You may obtain our Registration Statement for the Contracts, including the SAI, and the Separate Account’s semi-annual and annual financial statement reports through the SEC’s Internet site. You also may obtain copies of these documents, upon your payment of a duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102. Call 1-202-551-8090 for information on the operation of the SEC’s Public Reference Room.

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To: Mutual of America Life Insurance Company

Please send me a copy of the Statement of Additional Information dated May 1, 2018 for the Tax-Deferred Annuity Plan and the Voluntary Employee Contribution Program Contracts offered by Mutual of America. My name and address are as follows:

Name
Street Address
City	State	Zip

APPENDIX A

UNIT VALUE INFORMATION FOR THE SEPARATE ACCOUNT FUNDS

The tables below show changes in Accumulation Unit values and in the total number of units outstanding for each Separate Account Fund for the ten year period (or from the commencement of operations if less) to December 31, 2017. The information below for each of the ten years (or less, depending on the start date of each fund) ended December 31, 2017 is excerpted from the financial statements of the Separate Account, which have been audited by KPMG LLP, the Separate Account’s independent registered public accounting firm. The Separate Account’s financial statements for the year ended December 31, 2017, along with KPMG LLP’s report thereon, are available to you free of charge by calling 1-800-468-3785.

We calculate Accumulation Unit values from the net asset values of the Underlying Funds.

TDA Standard Units (1.35% Separate Account Annual Expenses) (a)

	Investment Company Equity Index Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227	$3.571

Unit value, end of year		$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227

Thousands of accumulation units outstanding, end of year		31,834	53,148	57,445	55,789	59,193	61,506	66,679	68,767	65,771

	Investment Company All America Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560	$10.260

Unit value, end of year		$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560

Thousands of accumulation units outstanding, end of year		5,622	9,653	10,455	11,577	12,478	13,523	15,222	16,090	16,718

	Investment Company Small Cap Value Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851	$1.189

Unit value, end of year		$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851

Thousands of accumulation units outstanding, end of year		30,421	48,899	52,895	60,755	65,627	71,636	75,792	72,395	69,541

	Investment Company Small Cap Growth Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809	$1.243

Unit value, end of year		$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809

Thousands of accumulation units outstanding, end of year		34,526	58,519	59,683	73,999	70,509	79,438	81,486	75,326	72,573

	Investment Company Mid Cap Value Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816	$1.222

Unit value, end of year		$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816

Thousands of accumulation units outstanding, end of year		9,510	15,486	18,280	15,364	14,987	15,772	15,980	13,566	11,568

(a)	Separate Account Annual Expenses are 1.35%. Performance between August 1, 2010 and June 30, 2017 reflects Separate Account Annual Expenses of 1.20%. Performance prior to August 1, 2010 reflects Separate Account Annual Expenses of 0.90%.

	Investment Company Mid-Cap Equity Index Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335	$2.115

Unit value, end of year		$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335

Thousands of accumulation units outstanding, end of year		33,482	58,446	63,510	69,280	66,532	70,910	69,874	71,371	65,454

	Investment Company Composite Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920	$6.406

Unit value, end of year		$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920

Thousands of accumulation units outstanding, end of year		6,487	10,951	11,632	12,383	13,626	14,678	16,413	17,127	18,190

	Investment Company International Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576	$0.969

Unit value, end of period/year		$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576

Units Outstanding (000’s), end of period/ year		7,235	9,614	8,706	9,019	9,256	7,800	6,707	4,534	1,998

	Investment Company Money Market Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586	$2.549

Unit value, end of year		$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586

Thousands of accumulation units outstanding, end of year		7,992	9,755	11,341	12,778	15,265	17,362	20,295	22,906	31,629

	Investment Company Mid-Term Bond Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869	$1.852

Unit value, end of year		$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869

Thousands of accumulation units outstanding, end of year		13,855	23,061	24,803	27,517	33,149	35,372	38,104	34,644	31,695

	Investment Company Bond Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435	$4.555

Unit value, end of year		$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435

Thousands of accumulation units outstanding, end of year		12,112	19,149	20,888	21,938	23,438	23,165	21,945	19,352	15,862

	Investment Company Retirement Income Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895	$0.999

Unit value, end of period/year		$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895

Units Outstanding (000’s), end of period/year		7,316	11,481	10,750	9,177	8,962	8,162	5,971	3,904	1,995

	Investment Company 2010 Retirement Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801	$0.979

Unit value, end of period/year		$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801

Units Outstanding (000’s), end of period/year		2,482	6,188	6,133	6,527	7,087	7,327	7,227	7,308	4,494

	Investment Company (Standard)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759	$0.969

Unit value, end of period/year		$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759

Units Outstanding (000’s), end of period/year		15,943	35,223	36,928	37,589	39,009	36,243	33,377	22,505	12,185

	Investment Company (Standard)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714	$0.958

Unit value, end of period/year		$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714

Units Outstanding (000’s), end of period/year		50,676	77,960	69,565	64,446	52,040	42,477	34,563	23,701	11,723

	Investment Company (Standard)
	2025 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686	$0.966

Unit value, end of period/year		$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686

Units Outstanding (000’s), end of period/year		57,910	78,228	67,887	63,819	53,778	41,690	32,390	20,565	8,163

	Investment Company (Standard)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672	$0.968

Unit value, end of period/year		$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672

Units Outstanding (000’s), end of period/year		46,573	57,899	50,653	47,430	41,160	33,092	24,247	16,971	6,652

	Investment Company (Standard)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651	$0.973

Unit value, end of period/year		$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651

Units Outstanding (000’s), end of period/year		41,698	47,810	41,438	38,511	33,044	25,363	20,271	12,881	4,644

	Investment Company (Standard)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641	$0.962

Unit value, end of period/year		$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641

Units Outstanding (000’s), end of period/year		34,955	38,613	35,020	35,092	30,913	24,331	18,624	11,295	3,978

	Investment Company (Standard)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638	$0.959

Unit value, end of period/year		$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638

Units Outstanding (000’s), end of period/year		42,672	46,205	42,514	41,653	37,864	28,787	21,213	12,807	4,062

	Investment Company (Standard)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of period/year	$1.475	$1.335	$1.361	$1.286	$1.015	$1.000

Unit value, end of period/year		$1.475	$1.335	$1.361	$1.286	$1.015

Units Outstanding (000’s), end of period/year		19,943	15,046	9,097	4,702	493

	Investment Company (Standard) 2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of period/year	$1.037	$1.000

Unit value, end of period/year		$1.037

Units Outstanding (000’s), end of period/year		451

	Investment Company Conservative Allocation Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096	$1.231

Unit value, end of year		$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096

Thousands of accumulation units outstanding, end of year		15,175	25,936	25,746	23,231	23,645	19,459	17,239	13,280	9,620

	Investment Company Moderate Allocation Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117	$1.406

Unit value, end of year		$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117

Thousands of accumulation units outstanding, end of year		34,284	54,387	55,236	57,199	56,603	51,632	51,013	45,667	38,344

	Investment Company Aggressive Allocation Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117	$1.570

Unit value, end of year		$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117

Thousands of accumulation units outstanding, end of year		25,450	36,104	37,261	39,964	42,816	42,489	41,698	41,229	33,937

	Fidelity VIP Equity-Income Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593	$48.503

Unit value, end of year		$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593

Thousands of accumulation units outstanding, end of year		1,301	2,026	2,291	2,482	2,646	2,871	3,148	3,325	3,226

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Fidelity VIP Asset Manager Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604	$33.380

Unit value, end of year		$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604

Thousands of accumulation units outstanding, end of year		898	1,525	1,634	1,740	1,961	2,042	2,202	2,303	2,156

	Fidelity VIP Contrafund® Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057	$50.951

Unit value, end of year		$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057

Thousands of accumulation units outstanding, end of year		2,751	5,014	5,386	5,767	6,355	6,811	7,505	7,863	7,551

	Fidelity VIP Mid Cap Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$73.600	$66.301	$67.973	$64.662	$47.989	$42.252	$47.789	$37.438	$26.940	$44.844

Unit value, end of year		$73.600	$66.301	$67.973	$64.662	$47.986	$42.252	$47.789	$37.438	$26.940

Thousands of accumulation units outstanding, end of year		683	1,217	1,328	1,504	1,585	1,763	2,121	1,821	1,287

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985	$17.358

Unit value, end of year		$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985

Thousands of accumulation units outstanding, end of year		1,776	3,415	3,838	3,578	3,570	3,279	3,101	2,945	2,398

	Vanguard Variable Insurance Fund International Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796	$25.272

Unit value, end of year		$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796

Thousands of accumulation units outstanding, end of year		2,890	4,878	5,122	5,664	4,237	4,409	4,520	4,567	3,446

	Vanguard Variable Insurance Fund REIT Index Portfolio (Standard)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$16.414	$15.330	$15.178	$11.807	$12.330

Unit value, end of period/year		$16.414	$15.330	$15.178	$11.807

Thousands of accumulation units outstanding, end of period/year		899	1,384	1,756	150

	American Century VP Capital Appreciation Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723	$27.537

Unit value, end of year		$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723

Thousands of accumulation units outstanding, end of year		2,235	4,209	4,094	4,833	5,350	5,501	5,890	5,766	5,253

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	American Funds Insurance Series New World Fund® (Standard)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$23.067	$22.109	$23.058	$25.268	$23.490

Unit value, end of period/year		$23.067	$22.109	$23.058	$25.268

Thousands of accumulation units outstanding, end of period/year		79	110	79	34

	Calvert VP SRI Balanced Portfolio (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575	$3.783

Unit value, end of year		$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575

Thousands of accumulation units outstanding, end of year		8,765	12,937	13,495	14,532	15,622	15,892	16,772	16,832	15,959

	Deutsche Variable Series I Capital Growth VIP (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911	$42.023

Unit value, end of year		$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911

Thousands of accumulation units outstanding, end of year		1,495	2,472	2,411	2,590	2,959	3,166	3,631	3,818	3,956

	Oppenheimer Main Street Fund®/VA (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603	$25.587

Unit value, end of year		$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603

Thousands of accumulation units outstanding, end of year		346	525	566	501	526	435	460	444	325

	PIMCO Variable Insurance Trust Real Return Portfolio (Standard)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$13.134	$12.640	$13.131	$12.879	$13.220

Unit value, end of period/year		$13.134	$12.640	$13.131	$12.879

Thousands of accumulation units outstanding, end of period/year		266	508	577	196

	T. Rowe Price Blue Chip Growth Portfolio (Standard)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$22.351	$22.412	$20.398	$18.892	$16.420

Unit value, end of period/year		$22.351	$22.412	$20.398	$18.892

Thousands of accumulation units outstanding, end of period/year		746	2,120	649	191

Tier 1 Reduced Fee (0.25% Separate Account Annual Expenses) Units(b)

	Investment Company (Tier 1 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.299	$5.654	$5.609	$4.967	$3.781	$3.278	$3.233	$2.817

Unit value, end of year/period		$6.299	$5.654	$5.609	$4.967	$3.781	$3.278	$3.233

Thousands of accumulation units outstanding, end of year/period		11,144	10,864	26,165	23,153	21,083	19,183	18,116

	Investment Company (Tier 1 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010

	Investment Company (Tier 1 Reduced Fee)
	All America Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$17.791	$16.015	$16.090	$14.547	$11.068	$9.695	$9.721	$8.374

Unit value, end of year/period		$17.791	$16.015	$16.090	$14.547	$11.068	$9.695	$9.721

Thousands of accumulation units outstanding, end of year/period		1,552	1,692	3,856	3,887	3,757	3,657	3,693

(b)	Separate Account Annual Expenses are 0.25%. Performance between July 1, 2015 and June 30, 2017 reflects Separate Account Annual Expenses of 0.35%. Performance prior to July 1, 2015 reflects Separate Account Annual Expenses of 0.50%. Performance for 2010 reflects data for the period August 1, 2010 (initial offering date of the units) to December 31, 2010.
(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Investment Company (Tier 1 Reduced Fee)
	Small Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.437	$2.038	$2.119	$2.025	$1.573	$1.369	$1.411	$1.203

Unit value, end of year/period		$2.437	$2.038	$2.119	$2.025	$1.573	$1.369	$1.411

Thousands of accumulation units outstanding, end of year/period		9,438	9,641	24,315	23,684	22,328	20,423	18,868

	Investment Company (Tier 1 Reduced Fee)
	Small Cap Growth Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.182	$2.026	$2.084	$1.982	$1.411	$1.343	$1.382	$1.114

Unit value, end of year/period		$2.182	$2.026	$2.084	$1.982	$1.411	$1.343	$1.382

Thousands of accumulation units outstanding, end of year/period		10,183	10,836	26,691	27,028	23,200	21,888	19,920

	Investment Company (Tier 1 Reduced Fee)
	Mid Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.104	$1.818	$1.889	$1.668	$1.312	$1.188	$1.220	$1.067

Unit value, end of year/period		$2.104	$1.818	$1.889	$1.668	$1.312	$1.188	$1.220

Thousands of accumulation units outstanding, end of year/period		3,860	3,381	7,877	6,729	5,404	4,288	3,722

	Investment Company (Tier 1 Reduced Fee)
	Mid-Cap Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$4.462	$3.716	$3.822	$3.504	$2.643	$2.255	$2.313	$1.932

Unit value, end of year/period		$4.462	$3.716	$3.822	$3.504	$2.643	$2.255	$2.313

Thousands of accumulation units outstanding, end of year/period		10,650	10,451	28,504	27,009	22,051	19,637	17,743

	Investment Company (Tier 1 Reduced Fee)
	Composite Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$10.013	$9.312	$9.278	$8.547	$7.383	$6.646	$6.495	$5.987

Unit value, end of year/period		$10.013	$9.312	$9.278	$8.547	$7.383	$6.646	$6.495

Thousands of accumulation units outstanding, end of year/period		1,619	1,635	4,431	4,372	4,075	3,751	3,856

	Investment Company (Tier 1 Reduced Fee)
	International Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$0.897	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777	$0.688

Unit value, end of year/period		$0.897	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777

Thousands of accumulation units outstanding, end of year/period		3,069	2,771	6,410	5,878	4,369	2,833	1,800

	Investment Company (Tier 1 Reduced Fee)
	Money Market Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.503	$2,509	$2.522	$2.539	$2.555	$2.573	$2.590	$2.597

Unit value, end of year/period		$2.503	$2.509	$2.522	$2.539	$2.555	$2.573	$2.590

Thousands of accumulation units outstanding, end of year/period		2,471	2,117	6,948	6,854	6,022	5,468	4,745

	Investment Company (Tier 1 Reduced Fee)
	Mid-Term Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.548	$2.470	$2.466	$2.401	$2.427	$2.360	$2.231	$2.233

Unit value, end of year/period		$2.548	$2.470	$2.466	$2.401	$2.427	$2.360	$2.231

Thousands of accumulation units outstanding, end of year/period		5,332	5,036	14,698	13,601	13,311	11,695	10,249

	Investment Company (Tier 1 Reduced Fee)
	Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.694	$6.417	$6.424	$6.073	$6.159	$5.844	$5.474	$5.460

Unit value, end of year/period		$6.694	$6.417	$6.424	$6.073	$6.159	$5.844	$5.474

Thousands of accumulation units outstanding, end of year/period		3,930	3,759	10,994	9,702	8,320	7,059	5,497

	Investment Company (Tier 1 Reduced Fee)
	Retirement Income Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.503	$1.421	$1.420	$1.340	$1.254	$1.176	$1.129	$1.087

Unit value, end of year/period		$1.503	$1.421	$1.420	$1.340	$1.254	$1.176	$1.129

Thousands of accumulation units outstanding, end of year/period		5,905	3,478	8,213	4,455	3,102	2,436	1,767

	Investment Company (Tier 1 Reduced Fee)
	2010 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010)
Unit value, beginning of year/period	$1.499	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063	$0.995

Unit value, end of year/period		$1.499	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063

Thousands of accumulation units outstanding, end of year/period		2,107	1,975	4,839	4,391	4,048	4,134	3,147

	Investment Company (Tier 1 Reduced Fee)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.499	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027	$0.948

Unit value, end of year/period		$1.499	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027

Thousands of accumulation units outstanding, end of year/period		9,460	8,894	23,681	19,888	15,830	12,380	9,225

	Investment Company (Tier 1 Reduced Fee)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.510	$1.396	$1.400	$1.311	$1.119	$1.007	$0.996	$0.905

Unit value, end of year/period		$1.510	$1.396	$1.400	$1.311	$1.119	$1.007	$0.996

Thousands of accumulation units outstanding, end of year/period		29,605	24,967	53,657	39,323	26,973	19,595	12,436

	Investment Company (Tier 1 Reduced Fee)
	2025 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.567	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986	$0.880

Unit value, end of year/period		$1.567	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986

Thousands of accumulation units outstanding, end of year/period		29,959	23,883	30,395	34,873	24,238	15,365	9,411

	Investment Company (Tier 1 Reduced Fee)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.618	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985	$0.870

Unit value, end of year/ period		$1.618	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985

Thousands of accumulation units outstanding, end of year/period		22,992	18,503	39,955	27,662	19,813	13,168	7,037

	Investment Company (Tier 1 Reduced Fee)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.619	$1.458	$1.470	$1.364	$1.089	$0.957	$0.968	$0.845

Unit value, end of year/period		$1.619	$1.458	$1.470	$1.364	$1.089	$0.957	$0.968

Thousands of accumulation units outstanding, end of year/period		18,494	14,718	32,459	22,875	16,021	10,303	6,773

	Investment Company (Tier 1 Reduced Fee)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.615	$1.452	$1.467	$1.369	$1.082	$0.948	$0.965	$0.839

Unit value, end of year/period		$1.615	$1.452	$1.467	$1.369	$1.082	$0.948	$0.965

Thousands of accumulation units outstanding, end of year/period		14,291	11,938	29,158	21,648	14,824	8,974	5,981

	Investment Company (Tier 1 Reduced Fee)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.600	$1.438	$1.454	$1.361	$1.071	$0.941	$0.959	$0.833

Unit value, end of year/period		$1.600	$1.438	$1.454	$1.361	$1.071	$0.941	$0.959

Thousands of accumulation units outstanding, end of year/period		16,024	13,333	36,538	28,752	20,104	11,671	6,396

	Investment Company (Tier 1 Reduced Fee)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of year/period	$1.524	$1.368	$1.384	$1.298	$1.017	$1.000

Unit value, end of year/period		$1.524	$1.368	$1.384	$1.298	$1.017

Thousands of accumulation units outstanding, end of year/period		6,602	3,766	6,508	2,556	71

	Investment Company (Tier 1 Reduced Fee)
	2017	2055 Retirement Fund
		2016(2)
Unit value, beginning of year/period	$1.039	$1.000

Unit value, end of year/period		$1.039

Thousands of accumulation units outstanding, end of year/period		58

	Investment Company (Tier 1 Reduced Fee)
	Conservative Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.891	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395	$1.345

Unit value, end of year/period		$1.891	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395

Thousands of accumulation units outstanding, end of year/period		5,636	5,129	12,387	9,283	8,127	6,095	4,383

	Investment Company (Tier 1 Reduced Fee)
	Moderate Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.352	$2.164	$2.170	$2.025	$1.759	$1.594	$1.538	$1.422

Unit value, end of year/period		$2.352	$2.164	$2.170	$2.025	$1.759	$1.594	$1.538

Thousands of accumulation units outstanding, end of year/period		13,369	12,904	30,595	26,308	21,064	16,381	13,906

	Investment Company (Tier 1 Reduced Fee)
	Aggressive Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.746	$2.486	$2.506	$2.340	$1.893	$1.678	$1.648	$1.463

Unit value, end of year/period		$2.746	$2.486	$2.506	$2.340	$1.893	$1.678	$1.648

Thousands of accumulation units outstanding, end of year/period		8,348	8,639	21,351	19,022	16,619	13,411	10,681

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Fidelity VIP Equity-Income Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$76.163	$64.702	$67.589	$62.420	$48.904	$41.857	$41.620	$36.336

Unit value, end of year/period		$76.163	$64.702	$67.589	$62.420	$48.904	$41.857	$41.620

Thousands of accumulation units outstanding, end of year/period		451	443	1,181	1,144	1,027	953	892

	Fidelity VIP Asset Manager Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$47.484	$46.180	$46.271	$43.897	$38.089	$34.000	$35.033	$31.610

Unit value, end of year/period		$47.484	$46.180	$46.271	$43.897	$38.089	$34.000	$35.033

Thousands of accumulation units outstanding, end of year/period		341	360	984	941	842	721	632

	Fidelity VIP Contrafund® Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$82.510	$76.612	$76.320	$68.449	$52.345	$45.145	$46.501	$39.874

Unit value, end of year/period		$82.510	$76.612	$76.320	$68.449	$52.345	$45.145	$46.501

Thousands of accumulation units outstanding, end of year/period		949	1,041	2,491	2,398	2,253	2,097	1,939

	Fidelity VIP Mid Cap Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$78.726	$70.324	$71.543	$67.582	$49.807	$43.549	$48.914	$40.249

Unit value, end of year/period		$78.726	$70.324	$71.543	$67.582	$49.807	$43.549	$48.914

Thousands of accumulation units outstanding, end of year/period		286	304	720	701	593	507	455

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$28.211	$25.082	$25.804	$23.613	$18.341	$15.823	$15.303	$13.706

Unit value, end of year/period		$28.211	$25.082	$25.804	$23.613	$18.341	$15.823	$15.303

Thousands of accumulation units outstanding, end of year/period		708	721	1,786	1,514	1,245	988	753

	Vanguard Variable Insurance Fund International Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$27.087	$26.675	$27.003	$28.890	$23.533	$19.688	$22.884	$19.636

Unit value, end of year/period		$27.087	$26.675	$27.003	$28.890	$23.533	$19.688	$22.884

Thousands of accumulation units outstanding, end of year/period		1,115	1,182	2,945	2,779	1,815	1,489	1,216

	Vanguard Variable Insurance Fund REIT Index Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$16.841	$15.597	$15.323	$11.837	12.330

Unit value, end of year/period		$16.841	$15.597	$15.323	$11.837

Thousands of accumulation units outstanding, end of year/period		349	231	570	56

	American Century VP Capital Appreciation Fund (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$42.647	$41.352	$40.640	$37.674	$28.849	$24.932	$26.734	$21.350

Unit value, end of year/period		$42.647	$41.352	$40.640	$37.674	$28.849	$24.932	$26.734

Thousands of accumulation units outstanding, end of year/period		704	785	1,790	1,754	1,702	1,453	1,410

	American Funds Insurance Series New World Fund® (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$23.667	$22.494	$23.279	$25.333	$23.490

Unit value, end of year/period		$23.667	$22.494	$23.279	$25.333

Thousands of accumulation units outstanding, end of year/period		37	27	40	16

	Calvert VP SRI Balanced Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$5.564	$5.177	$5.316	$4.875	$4.152	$3.777	$3.630	$3.311

Unit value, end of year/period		$5.564	$5.177	$5.316	$4.875	$4.152	$3.777	$3.630

Thousands of accumulation units outstanding, end of year/period		1,893	1,828	5,300	4,901	4,576	3,992	2,976

	Deutsche Variable Series I Capital Growth VIP (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$77.031	$74.157	$68.566	$61.002	$45.534	$39.435	$41.488	$35.018

Unit value, end of year/period		$77.031	$74.157	$68.566	$61.002	$45.534	$39.435	$41.488

Thousands of accumulation units outstanding, end of year/period		450	505	1,079	1,028	1,027	979	1,012

	Oppenheimer Main Street Fund (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$44.598	$40.100	$38.975	$35.388	$26.990	$23.211	$23.331	$20.223

Unit value, end of year/period		$44.598	$40.100	$38.975	$35.388	$26.990	$23.211	$23.331

Thousands of accumulation units outstanding, end of year/period		161	132	306	263	228	168	148

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	PIMCO Variable Insurance Trust Real Return Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$13.475	$12.867	$13.262	$12.912	$13.220

Unit value, end of year/period		$13.475	$12.867	$13.262	$12.912

Thousands of accumulation units outstanding, end of year/period		96	77	242	33

	T. Rowe Price Blue Chip Growth Portfolio (Tier 1 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$22.933	$22.803	$20.594	$18.940	$16.420

Unit value, end of year/period		$22.933	$22.803	$20.594	$18.940

Thousands of accumulation units outstanding, end of year/period		292	329	246	62

Tier 2 Reduced Fee (0.35% Separate Account Annual Expenses) Units (c)

	Investment Company (Tier 2 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.290	$5.652	$5.609	$4.967	$3.781	$3.278	$3.233	$2.817

Unit value, end of year/period		$6.290	$5.652	$5.609	$4.967	$3.781	$3.278	$3.233

Thousands of accumulation units outstanding, end of year/period		18,392	15,480	26,165	23,153	21,083	19,183	18,116

	Investment Company (Tier 2 Reduced Fee)
	All America Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$17.767	$16.008	$16.090	$14.547	$11.068	$9.695	$9.721	$8.374

Unit value, end of year/period		$17.767	$16.008	$16.090	$14.547	$11.068	$9.695	$9.721

Thousands of accumulation units outstanding, end of year/period		1,958	1,999	3,856	3,887	3,757	3,657	3,693

	Investment Company (Tier 2 Reduced Fee)
	Small Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.434	$2.037	$2.119	$2.025	$1.573	$1.369	$1.411	$1.203

Unit value, end of year/period		$2.434	$2.037	$2.119	$2.025	$1.573	$1.369	$1.411

Thousands of accumulation units outstanding, end of year/period		15,925	14,190	24,315	23,684	22,328	20,423	18,868

	Investment Company (Tier 2 Reduced Fee)
	Small Cap Growth Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.179	$2.025	$2.084	$1.982	$1.411	$1.343	$1.382	$1.114

Unit value, end of year/period		$2.179	$2.025	$2.084	$1.982	$1.411	$1.343	$1.382

Thousands of accumulation units outstanding, end of year/period		17,967	16,709	26,691	27,028	23,200	21,888	19,920

(c)	Separate Account Annual Expenses are 0.35%. Performance prior to July 1, 2015 reflects Separate Account Annual Expenses of 0.50%. Performance for 2010 reflects data for the period August 1, 2010 (initial offering date of the units) to December 31, 2010. (3) For the period August 5, 2013 (initial availability) to December 31, 2013.

	Investment Company (Tier 2 Reduced Fee)
	Mid Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.101	$1.817	$1.889	$1.668	$1.312	$1.188	$1.220	$1.067

Unit value, end of year/period		$2.101	$1.817	$1.889	$1.668	$1.312	$1.188	$1.220

Thousands of accumulation units outstanding, end of year/period		4,970	4,286	7,877	6,729	5,404	4,288	3,722

	Investment Company (Tier 2 Reduced Fee)
	Mid-Cap Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$4.456	$3.714	$3.822	$3.504	$2.643	$2.255	$2.313	$1.932

Unit value, end of year/period		$4.456	$3.714	$3.822	$3.504	$2.643	$2.255	$2.313

Thousands of accumulation units outstanding, end of year/period		19,817	18,248	28,504	27,009	22,051	19,637	17,743

	Investment Company (Tier 2 Reduced Fee)
	Composite Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$10.000	$9.308	$9.278	$8.547	$7.383	$6.646	$6.495	$5.987

Unit value, end of year/period		$10.000	$9.308	$9.278	$8.547	$7.383	$6.646	$6.495

Thousands of accumulation units outstanding, end of year/period		2,389	2,465	4,431	4,372	4,075	3,751	3,856

	Investment Company (Tier 2 Reduced Fee)
	International Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$0.896	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777	$0.688

Unit value, end of year/period		$0.896	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777

Thousands of accumulation units outstanding, end of year/period		5,846	4,814	6,410	5,878	4,369	2,833	1,800

	Investment Company (Tier 2 Reduced Fee)
	Money Market Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.500	$2.508	$2.522	$2.539	$2.555	$2.573	$2.590	$2.597

Unit value, end of year/period		$2.500	$2.508	$2.522	$2.539	$2.555	$2.573	$2.590

Thousands of accumulation units outstanding, end of year/period		3,960	3,869	6,948	6,854	6,022	5,468	4,745

	Investment Company (Tier 2 Reduced Fee)
	Mid-Term Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.544	$2.469	$2.466	$2.401	$2.427	$2.360	$2.231	$2.233

Unit value, end of year/period		$2.544	$2.469	$2.466	$2.401	$2.427	$2.360	$2.231

Thousands of accumulation units outstanding, end of year/period		10,091	9,654	14,698	13,601	13,311	11,695	10,249

	Investment Company (Tier 2 Reduced Fee)
	Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.686	$6.414	$6.424	$6.073	$6.159	$5.844	$5.474	$5.460

Unit value, end of year/period		$6.686	$6.414	$6.424	$6.073	$6.159	$5.844	$5.474

Thousands of accumulation units outstanding, end of year/period		8,290	7,276	10,994	9,702	8,320	7,059	5,497

	Investment Company (Tier 2 Reduced Fee)
	Retirement Income Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.501	$1.420	$1.420	$1.340	$1.254	$1.176	$1.129	$1.087

Unit value, end of year/period		$1.501	$1.420	$1.420	$1.340	$1.254	$1.176	$1.129

Thousands of accumulation units outstanding, end of year/period		6,154	6,858	8,213	4,455	3,102	2,436	1,767

	Investment Company (Tier 2 Reduced Fee)
	2010 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.498	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063	$0.995

Unit value, end of year/period		$1.498	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063

Thousands of accumulation units outstanding, end of year/period		2,709	2,679	4,839	4,391	4,048	4,134	3,147

	Investment Company (Tier 2 Reduced Fee)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.497	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027	$0.948

Unit value, end of year/period		$1.497	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027

Thousands of accumulation units outstanding, end of year/period		14,049	15,433	23,681	19,888	15,830	12,380	9,225

	Investment Company (Tier 2 Reduced Fee)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.508	$1.395	$1.400	$1.311	$1.119	$1.007	$0.996	$0.905

Unit value, end of year/period		$1.508	$1.395	$1.400	$1.311	$1.119	$1.007	$0.996

Thousands of accumulation units outstanding, end of year/period		42,341	37,777	53,657	39,323	26,973	19,595	12,436

	Investment Company (Tier 2 Reduced Fee)
	2025 Retirement Fund
	2047	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.564	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986	$0.880

Unit value, end of year/period		$1.564	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986

Thousands of accumulation units outstanding, end of year/period		47,216	40,002	30,395	34,873	24,238	15,365	9,411

	Investment Company (Tier 2 Reduced Fee)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.616	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985	$0.870

Unit value, end of year/period		$1.616	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985

Thousands of accumulation units outstanding, end of year/period		40,504	31,802	39,955	27,662	19,813	13,168	7,037

	Investment Company (Tier 2 Reduced Fee)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.617	$1.457	$1.470	$1.364	$1.089	$0.957	$0.968	$0.845

Unit value, end of year/period		$1.617	$1.457	$1.470	$1.364	$1.089	$0.957	$0.968

Thousands of accumulation units outstanding, end of year/period		33,452	25,679	32,459	22,875	16,021	10,303	6,773

	Investment Company (Tier 2 Reduced Fee)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.613	$1.451	$1.467	$1.369	$1.082	$0.948	$0.965	$0.839

Unit value, end of year/period		$1.613	$1.451	$1.467	$1.369	$1.082	$0.948	$0.965

Thousands of accumulation units outstanding, end of year/period		29,769	25,000	29,158	21,648	14,824	8,974	5,981

	Investment Company (Tier 2 Reduced Fee)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.598	$1.437	$1.454	$1.361	$1.071	$0.941	$0.959	$0.833

Unit value, end of year/period		$1.598	$1.437	$1.454	$1.361	$1.071	$0.941	$0.959

Thousands of accumulation units outstanding, end of year/period		39,544	32,554	36,538	28,752	20,104	11,671	6,396

	Investment Company (Tier 2 Reduced Fee)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of year/period	$1.522	$1.368	$1.384	$1.298	$1.017	$1.000

Unit value, end of year/period		$1.522	$1.368	$1.384	$1.298	$1.017

Thousands of accumulation units outstanding, end of year/period		19,250	10,796	6,508	2,556	71

	Investment Company (Tier 2 Reduced Fee)
	2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of year/period	$1.039	$1.000

Unit value, end of year/period		$1.039

Thousands of accumulation units outstanding, end of year/period		244

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Investment Company (Tier 2 Reduced Fee)
	Conservative Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.888	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395	$1.345

Unit value, end of year/period		$1.888	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395

Thousands of accumulation units outstanding, end of year/period		10,429	8,827	12,387	9,283	8,127	6,095	4,383

	Investment Company (Tier 2 Reduced Fee)
	Moderate Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.349	$2.163	$2.170	$2.025	$1.759	$1.594	$1.538	$1.422

Unit value, end of year/period		$2.349	$2.163	$2.170	$2.025	$1.759	$1.594	$1.538

Thousands of accumulation units outstanding, end of year/period		23,723	19,957	30,595	26,308	21,064	16,381	13,906

	Investment Company (Tier 2 Reduced Fee)
	Aggressive Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.743	$2.485	$2.506	$2.340	$1.893	$1.678	$1.648	$1.463

Unit value, end of year/period		$2.743	$2.485	$2.506	$2.340	$1.893	$1.678	$1.648

Thousands of accumulation units outstanding, end of year/period		16,261	14,431	21,351	19,022	16,619	13,411	10,681

	Fidelity VIP Equity-Income Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$76.062	$64.672	$67.589	$62.420	$48.904	$41.857	$41.620	$36.336

Unit value, end of year/period		$76.062	$64.672	$67.589	$62.420	$48.904	$41.857	$41.620

Thousands of accumulation units outstanding, end of year/period		728	662	1,181	1,144	1,027	953	892

	Fidelity VIP Asset Manager Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$47.423	$46.160	$46.271	$43.897	$38.089	$34.000	$35.033	$31.610

Unit value, end of year/period		$47.423	$46.160	$46.271	$43.897	$38.089	$34.000	$35.033

Thousands of accumulation units outstanding, end of year/period		698	611	984	941	842	721	632

	Fidelity VIP Contrafund® Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$82.399	$76.577	$76.320	$68.449	$52.345	$45.145	$46.501	$39.874

Unit value, end of year/period		$82.399	$76.577	$76.320	$68.449	$52.345	$45.145	$46.501

Thousands of accumulation units outstanding, end of year/period		1,373	1,349	2,491	2,398	2,253	2,097	1,939

	Fidelity VIP Mid Cap Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$78.619	$70.292	$71.543	$67.582	$49.807	$43.549	$48.914	$40.249

Unit value, end of year/period		$78.619	$70.292	$71.543	$67.582	$49.807	$43.549	$48.914

Thousands of accumulation units outstanding, end of year/period		434	420	720	701	593	507	455

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$28.173	$25.071	$25.804	$23.613	$18.341	$15.823	$15.303	$13.706

Unit value, end of year/period		$28.173	$25.071	$25.804	$23.613	$18.341	$15.823	$15.303

Thousands of accumulation units outstanding, end of year/period		1,331	1,065	1,786	1,514	1,245	988	753

	Vanguard Variable Insurance Fund International Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$27.051	$26.663	$27.003	$28.890	$23.533	$19.688	$22.884	$19.636

Unit value, end of year/period		$27.051	$26.663	$27.003	$28.890	$23.533	$19.688	$22.884

Thousands of accumulation units outstanding, end of year/period		1,955	1,808	2,945	2,779	1,815	1,489	1,216

	Vanguard Variable Insurance Fund REIT Index Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$16.818	$15.590	$15.323	$11.837	$12.330

Unit value, end of year/period		$16.818	$15.590	$15.323	$11.837

Thousands of accumulation units outstanding, end of year/period		632	365	570	56

	American Century VP Capital Appreciation Fund (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$42.589	$41.333	$40.640	$37.674	$28.849	$24.932	$26.734	$21.350

Unit value, end of year/period		$42.589	$41.333	$40.640	$37.674	$28.849	$24.932	$26.734

Thousands of accumulation units outstanding, end of year/period		1,091	1,081	1,790	1,754	1,702	1,453	1,410

	American Funds Insurance Series New World Fund® (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$23.636	$22.484	$23.279	$25.333	$23.490

Unit value, end of year/period		$23.636	$22.484	$23.279	$25.333

Thousands of accumulation units outstanding, end of year/period		59	33	40	16

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Calvert VP SRI Balanced Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$5.557	$5.175	$5.316	$4.875	$4.152	$3.777	$3.630	$3.311

Unit value, end of year/period		$5.557	$5.175	$5.316	$4.875	$4.152	$3.777	$3.630

Thousands of accumulation units outstanding, end of year/period		4,133	3,682	5,300	4,901	4,576	3,992	2,976

	Deutsche Variable Series I Capital Growth VIP (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$76.927	$74.123	$68.566	$61.002	$45.534	$39.435	$41.488	$35.018

Unit value, end of year/period		$76.927	$74.123	$68.566	$61.002	$45.534	$39.435	$41.488

Thousands of accumulation units outstanding, end of year/period		657	648	1,079	1,028	1,027	979	1,012

	Oppenheimer Main Street Fund (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$44.539	$40.082	$38.975	$35.388	$26.990	$23.211	$23.331	$20.223

Unit value, end of year/period		$44.539	$40.082	$38.975	$35.388	$26.990	$23.211	$23.331

Thousands of accumulation units outstanding, end of year/period		210	186	306	263	228	168	148

	PIMCO Variable Insurance Trust Real Return Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$13.456	$12.861	$13.262	$12.912	$13.220

Unit value, end of year/period		$13.456	$12.861	$13.262	$12.912

Thousands of accumulation units outstanding, end of year/period		330	233	242	33

	T. Rowe Price Blue Chip Growth Portfolio (Tier 2 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$22.902	$22.792	$20.594	$18.940	$16.420

Unit value, end of year/period		$22.902	$22.792	$20.594	$18.940

Thousands of accumulation units outstanding, end of year/period		551	543	246	62

Tier 3 Reduced Fee (0.45% Separate Account Annual Expenses) Units (d)

	Investment Company (Tier 3 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.290	$5.652	$5.609	$4.967	$3.781	$3.278	$3.233	$2.817

Unit value, end of year/period		$6.290	$5.652	$5.609	$4.967	$3.781	$3.278	$3.233

Thousands of accumulation units outstanding, end of year/period		18,392	15,480	26,165	23,153	21,083	19,183	18,116

	Investment Company (Tier 3 Reduced Fee)
	All America Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$17.767	$16.008	$16.090	$14.547	$11.068	$9.695	$9.721	$8.374

Unit value, end of year/period		$17.767	$16.008	$16.090	$14.547	$11.068	$9.695	$9.721

Thousands of accumulation units outstanding, end of year/period		1,958	1,999	3,856	3,887	3,757	3,657	3,693

	Investment Company (Tier 3 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010

	Investment Company (Tier 3 Reduced Fee)
	Small Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.434	$2.037	$2.119	$2.025	$1.573	$1.369	$1.411	$1.203

Unit value, end of year/period		$2.434	$2.037	$2.119	$2.025	$1.573	$1.369	$1.411

Thousands of accumulation units outstanding, end of year/period		15,925	14,190	24,315	23,684	22,328	20,423	18,868

	Investment Company (Tier 3 Reduced Fee)
	Small Cap Growth Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.179	$2.025	$2.084	$1.982	$1.411	$1.343	$1.382	$1.114

Unit value, end of year/period		$2.179	$2.025	$2.084	$1.982	$1.411	$1.343	$1.382

Thousands of accumulation units outstanding, end of year/period		17,967	16,709	26,691	27,028	23,200	21,888	19,920

(d)	Separate Account Annual Expenses are 0.45%. Performance prior to July 1, 2015 reflects Separate Account Annual Expenses of 0.50%. Performance for 2010 reflects data for the period August 1, 2010 (initial offering date of the units) to December 31, 2010.
(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Investment Company (Tier 3 Reduced Fee)
	Mid Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.101	$1.817	$1.889	$1.668	$1.312	$1.188	$1.220	$1.067

Unit value, end of year/period		$2.101	$1.817	$1.889	$1.668	$1.312	$1.188	$1.220

Thousands of accumulation units outstanding, end of year/period		4,970	4,286	7,877	6,729	5,404	4,288	3,722

	Investment Company (Tier 3 Reduced Fee)
	Mid-Cap Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$4.456	$3.714	$3.822	$3.504	$2.643	$2.255	$2.313	$1.932

Unit value, end of year/period		$4.456	$3.714	$3.822	$3.504	$2.643	$2.255	$2.313

Thousands of accumulation units outstanding, end of year/period		19,817	18,248	28,504	27,009	22,051	19,637	17,743

	Investment Company (Tier 3 Reduced Fee)
	Composite Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$10.000	$9.308	$9.278	$8.547	$7.383	$6.646	$6.495	$5.987

Unit value, end of year/period		$10.000	$9.308	$9.278	$8.547	$7.383	$6.646	$6.495

Thousands of accumulation units outstanding, end of year/period		2,389	2,465	4,431	4,372	4,075	3,751	3,856

	Investment Company (Tier 3 Reduced Fee)
	International Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$0.896	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777	$0.688

Unit value, end of year/period		$0.896	$0.885	$0.895	$0.957	$0.798	$0.676	$0.777

Thousands of accumulation units outstanding, end of year/period		5,846	4,814	6,410	5,878	4,369	2,833	1,800

	Investment Company (Tier 3 Reduced Fee)
	Money Market Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.500	$2.508	$2.522	$2.539	$2.555	$2.573	$2.590	$2.597

Unit value, end of year/period		$2.500	$2.508	$2.522	$2.539	$2.555	$2.573	$2.590

Thousands of accumulation units outstanding, end of year/period		3,960	3,869	6,948	6,854	6,022	5,468	4,745

	Investment Company (Tier 3 Reduced Fee)
	Mid-Term Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.544	$2.469	$2.466	$2.401	$2.427	$2.360	$2.231	$2.233

Unit value, end of year/period		$2.544	$2.469	$2.466	$2.401	$2.427	$2.360	$2.231

Thousands of accumulation units outstanding, end of year/period		10,091	9,654	14,698	13,601	13,311	11,695	10,249

	Investment Company (Tier 3 Reduced Fee)
	Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$6.686	$6.414	$6.424	$6.073	$6.159	$5.844	$5.474	$5.460

Unit value, end of year/period		$6.686	$6.414	$6.424	$6.073	$6.159	$5.844	$5.474

Thousands of accumulation units outstanding, end of year/period		8,290	7,276	10,994	9,702	8,320	7,059	5,497

	Investment Company (Tier 3 Reduced Fee)
	Retirement Income Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.501	$1.420	$1.420	$1.340	$1.254	$1.176	$1.129	$1.087

Unit value, end of year/period		$1.501	$1.420	$1.420	$1.340	$1.254	$1.176	$1.129

Thousands of accumulation units outstanding, end of year/period		6,154	6,858	8,213	4,455	3,102	2,436	1,767

	Investment Company (Tier 3 Reduced Fee)
	2010 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.498	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063	$0.995

Unit value, end of year/period		$1.498	$1.408	$1.409	$1.324	$1.190	$1.091	$1.063

Thousands of accumulation units outstanding, end of year/period		2,709	2,679	4,839	4,391	4,048	4,134	3,147

	Investment Company (Tier 3 Reduced Fee)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.497	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027	$0.948

Unit value, end of year/period		$1.497	$1.396	$1.399	$1.312	$1.148	$1.043	$1.027

Thousands of accumulation units outstanding, end of year/period		14,049	15,433	23,681	19,888	15,830	12,380	9,225

	Investment Company (Tier 3 Reduced Fee)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.508	$1.395	$1.400	$1.311	$1.119	$1.007	$0.996	$0.905

Unit value, end of year/period		$1.508	$1.395	$1.400	$1.311	$1.119	$1.007	$0.996

Thousands of accumulation units outstanding, end of year/period		42,341	37,777	53,657	39,323	26,973	19,595	12,436

	Investment Company (Tier 3 Reduced Fee)
	2025 Retirement Fund
	2047	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.564	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986	$0.880

Unit value, end of year/period		$1.564	$1.431	$1.439	$1.339	$1.111	$0.989	$0.986

Thousands of accumulation units outstanding, end of year/period		47,216	40,002	30,395	34,873	24,238	15,365	9,411

	Investment Company (Tier 3 Reduced Fee)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.616	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985	$0.870

Unit value, end of year/period		$1.616	$1.466	$1.476	$1.368	$1.111	$0.982	$0.985

Thousands of accumulation units outstanding, end of year/period		40,504	31,802	39,955	27,662	19,813	13,168	7,037

	Investment Company (Tier 3 Reduced Fee)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.617	$1.457	$1.470	$1.364	$1.089	$0.957	$0.968	$0.845

Unit value, end of year/period		$1.617	$1.457	$1.470	$1.364	$1.089	$0.957	$0.968

Thousands of accumulation units outstanding, end of year/period		33,452	25,679	32,459	22,875	16,021	10,303	6,773

	Investment Company (Tier 3 Reduced Fee)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.613	$1.451	$1.467	$1.369	$1.082	$0.948	$0.965	$0.839

Unit value, end of year/period		$1.613	$1.451	$1.467	$1.369	$1.082	$0.948	$0.965

Thousands of accumulation units outstanding, end of year/period		29,769	25,000	29,158	21,648	14,824	8,974	5,981

	Investment Company (Tier 3 Reduced Fee)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.598	$1.437	$1.454	$1.361	$1.071	$0.941	$0.959	$0.833

Unit value, end of year/period		$1.598	$1.437	$1.454	$1.361	$1.071	$0.941	$0.959

Thousands of accumulation units outstanding, end of year/period		39,544	32,554	36,538	28,752	20,104	11,671	6,396

	Investment Company (Tier 3 Reduced Fee)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of year/period	$1.522	$1.368	$1.384	$1.298	$1.017	$1.000

Unit value, end of year/period		$1.522	$1.368	$1.384	$1.298	$1.017

Thousands of accumulation units outstanding, end of year/period		19,250	10,796	6,508	2,556	71

	Investment Company (Tier 3 Reduced Fee)
		2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of year/period	$1.039	$1.000

Unit value, end of year/period		$1.039

Thousands of accumulation units outstanding, end of year/period		244

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Investment Company (Tier 3 Reduced Fee)
	Conservative Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$1.888	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395	$1.345

Unit value, end of year/period		$1.888	$1.778	$1.778	$1.676	$1.570	$1.468	$1.395

Thousands of accumulation units outstanding, end of year/period		10,429	8,827	12,387	9,283	8,127	6,095	4,383

	Investment Company (Tier 3 Reduced Fee)
	Moderate Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.349	$2.163	$2.170	$2.025	$1.759	$1.594	$1.538	$1.422

Unit value, end of year/period		$2.349	$2.163	$2.170	$2.025	$1.759	$1.594	$1.538

Thousands of accumulation units outstanding, end of year/period		23,723	19,957	30,595	26,308	21,064	16,381	13,906

	Investment Company (Tier 3 Reduced Fee)
	Aggressive Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$2.743	$2.485	$2.506	$2.340	$1.893	$1.678	$1.648	$1.463

Unit value, end of year/period		$2.743	$2.485	$2.506	$2.340	$1.893	$1.678	$1.648

Thousands of accumulation units outstanding, end of year/period		16,261	14,431	21,351	19,022	16,619	13,411	10,681

	Fidelity VIP Equity-Income Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$76.062	$64.672	$67.589	$62.420	$48.904	$41.857	$41.620	$36.336

Unit value, end of year/period		$76.062	$64.672	$67.589	$62.420	$48.904	$41.857	$41.620

Thousands of accumulation units outstanding, end of year/period		728	662	1,181	1,144	1,027	953	892

	Fidelity VIP Asset Manager Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$47.423	$46.160	$46.271	$43.897	$38.089	$34.000	$35.033	$31.610

Unit value, end of year/period		$47.423	$46.160	$46.271	$43.897	$38.089	$34.000	$35.033

Thousands of accumulation units outstanding, end of year/period		698	611	984	941	842	721	632

	Fidelity VIP Contrafund® Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$82.399	$76.577	$76.320	$68.449	$52.345	$45.145	$46.501	$39.874

Unit value, end of year/period		$82.399	$76.577	$76.320	$68.449	$52.345	$45.145	$46.501

Thousands of accumulation units outstanding, end of year/period		1,373	1,349	2,491	2,398	2,253	2,097	1,939

	Fidelity VIP Mid Cap Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$78.619	$70.292	$71.543	$67.582	$49.807	$43.549	$48.914	$40.249

Unit value, end of year/period		$78.619	$70.292	$71.543	$67.582	$49.807	$43.549	$48.914

Thousands of accumulation units outstanding, end of year/period		434	420	720	701	593	507	455

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$28.173	$25.071	$25.804	$23.613	$18.341	$15.823	$15.303	$13.706

Unit value, end of year/period		$28.173	$25.071	$25.804	$23.613	$18.341	$15.823	$15.303

Thousands of accumulation units outstanding, end of year/period		1,331	1,065	1,786	1,514	1,245	988	753

	Vanguard Variable Insurance Fund International Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$27.051	$26.663	$27.003	$28.890	$23.533	$19.688	$22.884	$19.636

Unit value, end of year/period		$27.051	$26.663	$27.003	$28.890	$23.533	$19.688	$22.884

Thousands of accumulation units outstanding, end of year/period		1,955	1,808	2,945	2,779	1,815	1,489	1,216

	Vanguard Variable Insurance Fund REIT Index Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$16.818	$15.590	$15.323	$11.837	$12.330

Unit value, end of year/period		$16.818	$15.590	$15.323	$11.837

Thousands of accumulation units outstanding, end of year/period		632	365	570	56

	American Century VP Capital Appreciation Fund (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$42.589	$41.333	$40.640	$37.674	$28.849	$24.932	$26.734	$21.350

Unit value, end of year/period		$42.589	$41.333	$40.640	$37.674	$28.849	$24.932	$26.734

Thousands of accumulation units outstanding, end of year/period		1,091	1,081	1,790	1,754	1,702	1,453	1,410

	American Funds Insurance Series New World Fund® (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$23.636	$22.484	$23.279	$25.333	$23.490

Unit value, end of year/period		$23.636	$22.484	$23.279	$25.333

Thousands of accumulation units outstanding, end of year/period		59	33	40	16

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Calvert VP SRI Balanced Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$5.557	$5.175	$5.316	$4.875	$4.152	$3.777	$3.630	$3.311

Unit value, end of year/period		$5.557	$5.175	$5.316	$4.875	$4.152	$3.777	$3.630

Thousands of accumulation units outstanding, end of year/period		4,133	3,682	5,300	4,901	4,576	3,992	2,976

	Deutsche Variable Series I Capital Growth VIP (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$76.927	$74.123	$68.566	$61.002	$45.534	$39.435	$41.488	$35.018

Unit value, end of year/period		$76.927	$74.123	$68.566	$61.002	$45.534	$39.435	$41.488

Thousands of accumulation units outstanding, end of year/period		657	648	1,079	1,028	1,027	979	1,012

	Oppenheimer Main Street Fund (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010
Unit value, beginning of year/period	$44.539	$40.082	$38.975	$35.388	$26.990	$23.211	$23.331	$20.223

Unit value, end of year/period		$44.539	$40.082	$38.975	$35.388	$26.990	$23.211	$23.331

Thousands of accumulation units outstanding, end of year/period		210	186	306	263	228	168	148

	PIMCO Variable Insurance Trust Real Return Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$13.456	$12.861	$13.262	$12.912	$13.220

Unit value, end of year/period		$13.456	$12.861	$13.262	$12.912

Thousands of accumulation units outstanding, end of year/period		330	233	242	33

	T. Rowe Price Blue Chip Growth Portfolio (Tier 3 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of year/period	$22.902	$22.792	$20.594	$18.940	$16.420

Unit value, end of year/period		$22.902	$22.792	$20.594	$18.940

Thousands of accumulation units outstanding, end of year/period		551	543	246	62

Tier 4 Reduced Fee (0.60% Separate Account Annual Expenses) Units (e)

	Investment Company (Tier 4 Reduced Fee)
	Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$6.247	$5.621	$5.585	$4.951	$3.772	$3.273	$3.232	$2.834	$2.258	$3.607

Unit value, end of year		$6.247	$5.621	$5.585	$4.951	$3.772	$3.273	$3.232	$2.834	$2.258

Units Outstanding (000’s), end of year		15,369	15,362	15,370	15,570	15,134	15,505	15,904	33,800	34,459

(e)	Separate Account Annual Expenses are 0.60%. Performance prior to August 1, 2010 reflects Separate Account Annual Expenses of 0.50%.
(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Investment Company (Tier 4 Reduced Fee)
	All America Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$17.645	$15.921	$16.023	$14.500	$11.042	$9.681	$9.717	$8.295	$6.652	$10.363

Unit value, end of year		$17.645	$15.921	$16.023	$14.500	$11.042	$9.681	$9.717	$8.295	$6.652

Units Outstanding (000’s), end of year		1,868	2,071	2,249	2,472	2,659	2,995	3,018	7,462	8,183

	Investment Company (Tier 4 Reduced Fee)
	Small Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.417	$2.026	$2.109	$2.018	$1.569	$1.368	$1.411	$1.110	$0.863	$1.201

Unit value, end of year		$2.417	$2.026	$2.109	$2.018	$1.569	$1.368	$1.411	$1.110	$0.863

Units Outstanding (000’s), end of year		15,192	16,346	17,994	19,920	19,523	19,674	19,492	35,801	37,223

	Investment Company (Tier 4 Reduced Fee)
	Small Cap Growth Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.164	$2.013	$2.075	$1.975	$1.407	$1.341	$1.381	$1.042	$0.820	$1.256

Unit value, end of year		$2.164	$2.013	$2.075	$1.975	$1.407	$1.341	$1.381	$1.042	$0.820

Units Outstanding (000’s), end of year		16,304	18,644	20,022	22,393	20,579	21,903	20,384	37,502	39,034

	Investment Company (Tier 4 Reduced Fee)
	Mid-Cap Value Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.087	$1.807	$1.880	$1.662	$1.309	$1.187	$1.220	$1.031	$0.828	$1.235

Unit value, end of year		$2.087	$1.807	$1.880	$1.662	$1.309	$1.187	$1.220	$1.031	$0.828

Units Outstanding (000’s), end of year		4,711	5,050	5,333	4,661	4,028	4,202	3,827	6,028	5,216

	Investment Company (Tier 4 Reduced Fee)
	Mid-Cap Equity Index Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$4.425	$3.694	$3.806	$3.492	$2.637	$2.252	$2.312	$1.841	$1.353	$2.136

Unit value, end of year		$4.425	$3.694	$3.806	$3.492	$2.637	$2.252	$2.312	$1.841	$1.353

Units Outstanding (000’s), end of year		16,973	16,570	17,068	17,942	17,603	18,266	17,871	32,515	31,155

	Investment Company (Tier 4 Reduced Fee)
	Composite Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$9.933	$9.259	$9.241	$8.520	$7.366	$6.637	$6.492	$5.880	$4.989	$6.471

Unit value, end of year		$9.933	$9.259	$9.241	$8.520	$7.366	$6.637	$6.492	$5.880	$4.989

Units Outstanding (000’s), end of year		2,192	2,216	2,404	2,485	2,715	2,995	2,944	7,627	8,425

	Investment Company (Tier 4 Reduced Fee)
	International Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$0.889	$0.880	$0.891	$0.954	$0.796	$0.675	$0.776	$0.721	$0.578	$0.970

Unit value, end of period/year		$0.889	$0.880	$0.891	$0.954	$0.796	$0.675	$0.776	$0.721	$0.578

Units Outstanding (000’s), end of period/year		4,459	4,640	4,407	4,222	3,419	3,093	2,606	2,715	975

	Investment Company (Tier 4 Reduced Fee)
	Money Market Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.483	$2.494	$2.512	$2.530	$2.549	$2.569	$2.589	$2.607	$2.622	$2.575

Unit value, end of year		$2.483	$2.494	$2.512	$2.530	$2.549	$2.569	$2.589	$2.607	$2.622

Units Outstanding (000’s), end of year		2,976	3,204	4,149	4,629	4,873	4,996	4,946	9,584	17,205

	Investment Company (Tier 4 Reduced Fee)
	Mid-Term Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.528	$2.457	$2.457	$2.394	$2.422	$2.358	$2.230	$2.097	$1.895	$1.870

Unit value, end of year		$2.528	$2.457	$2.457	$2.394	$2.422	$2.358	$2.230	$2.097	$1.895

Units Outstanding (000’s), end of year		6,933	7,265	8,582	9,099	10,826	10,868	9,893	16,897	17,242

	Investment Company (Tier 4 Reduced Fee)
	Bond Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$6.642	$6.382	$6.399	$6.054	$6.147	$5.837	$5.473	$5.129	$4.497	$4.600

Unit value, end of year		$6.642	$6.382	$6.399	$6.054	$6.147	$5.837	$5.473	$5.129	$4.497

Units Outstanding (000’s), end of year		6,820	6,722	7,466	7,707	7,343	6,616	5,757	9,368	8,715

	Investment Company (Tier 4 Reduced Fee)
	Retirement Income Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.491	$1.413	$1.414	$1.335	$1.251	$1.174	$1.128	$1.040	$0.899	$1.000

Unit value, end of period/year		$1.491	$1.413	$1.414	$1.335	$1.251	$1.174	$1.128	$1.040	$0.899

Units Outstanding (000’s), end of period/year		4,336	3,881	3,922	3,406	2,916	1,937	1,196	1,181	227

	Investment Company (Tier 4 Reduced Fee)
	2010 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.487	$1.400	$1.402	$1.319	$1.187	$1.089	$1.063	$0.960	$0.805	$0.980

Unit value, end of period/year		$1.487	$1.400	$1.402	$1.319	$1.187	$1.089	$1.063	$0.960	$0.805

Units Outstanding (000’s), end of period/year		1,565	2,170	2,570	2,087	1,988	2,221	2,176	3,223	1,968

	Investment Company (Tier 4 Reduced Fee)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.486	$1.388	$1.392	$1.307	$1.145	$1.042	$1.027	$0.920	$0.762	$0.970

Unit value, end of period/year		$1.486	$1.388	$1.392	$1.307	$1.145	$1.042	$1.027	$0.920	$0.762

Units Outstanding (000’s), end of period/year		12,718	13,332	13,797	12,429	11,983	10,378	7,783	7,116	2,863

	Investment Company (Tier 4 Reduced Fee)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.497	$1.387	$1.394	$1.306	$1.116	$1.005	$0.996	$0.879	$0.717	$0.959

Unit value, end of period/year		$1.497	$1.387	$1.394	$1.306	$1.116	$1.005	$0.996	$0.879	$0.717

Units Outstanding (000’s), end of period/year		39,926	36,826	33,029	26,321	22,804	15,461	10,191	9,894	3,950

	Investment Company (Tier 4 Reduced Fee)
	2025 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.553	$1.423	$1.433	$1.334	$1.108	$0.988	$0.986	$0.858	$0.689	$0.966

Unit value, end of period/year		$1.553	$1.423	$1.433	$1.334	$1.108	$0.988	$0.986	$0.858	$0.689

Units Outstanding (000’s), end of period/year		46,677	38,021	33,956	27,083	16,731	13,167	7,522	7,187	2,619

	Investment Company (Tier 4 Reduced Fee)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.604	$1.457	$1.469	$1.363	$1.108	$0.981	$0.985	$0.849	$0.675	$0.968

Unit value, end of period/year		$1.604	$1.457	$1.469	$1.363	$1.108	$0.981	$0.985	$0.849	$0.675

Units Outstanding (000’s), end of period/year		38,155	33,205	26,645	21,668	14,561	10,769	8,739	6,690	2,569

	Investment Company (Tier 4 Reduced Fee)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.605	$1.449	$1.463	$1.360	$1.086	$0.955	$0.967	$0.827	$0.654	$0.974

Unit value, end of period/year		$1.605	$1.449	$1.463	$1.360	$1.086	$0.955	$0.967	$0.827	$0.654

Units Outstanding (000’s), end of period/year		32,296	29,082	24,934	17,745	12,486	8,810	5,448	5,373	1,606

	Investment Company (Tier 4 Reduced Fee)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.602	$1.443	$1.461	$1.364	$1.079	$0.947	$0.965	$0.819	$0.644	$0.963

Unit value, end of period/year		$1.602	$1.443	$1.461	$1.364	$1.079	$0.947	$0.965	$0.819	$0.644

Units Outstanding (000’s), end of period/year		26,692	23,292	20,906	15,018	11,139	8,428	5,075	5,252	1,344

	Investment Company (Tier 4 Reduced Fee)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.587	$1.429	$1.448	$1.356	$1.069	$0.939	$0.959	$0.813	$0.641	$0.959

Unit value, end of period/year		$1.587	$1.429	$1.448	$1.356	$1.069	$0.939	$0.959	$0.813	$0.641

Units Outstanding (000’s), end of period/year		32,421	29,561	26,893	21,633	15,539	12,332	7,515	5,588	1,499

	Investment Company (Tier 4 Reduced Fee)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of period/year	$1.513	$1.362	$1.380	$1.295	$1.017	$1.000

Unit value, end of period/year		$1.513	$1.362	$1.380	$1.295	$1.017

Units Outstanding (000’s), end of period/year		16,730	10,233	5,263	1,790	103

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.

	Investment Company (Tier 4 Reduced Fee)
		2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of period	$1.038	$1.000

Unit value, end of period		$1.038

Units Outstanding (000’s), end of period		255

	Investment Company (Tier 4 Reduced Fee)
	Conservative Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.876	$1.769	$1.772	$1.671	$1.566	$1.467	$1.394	$1.282	$1.112	$1.244

Unit value, end of year		$1.876	$1.769	$1.772	$1.671	$1.566	$1.467	$1.394	$1.282	$1.112

Units Outstanding (000’s), end of year		9,594	9,906	9,729	9,530	7,760	6,340	4,492	5,840	4,578

	Investment Company (Tier 4 Reduced Fee)
	Moderate Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.333	$2.152	$2.161	$2.018	$1.755	$1.592	$1.537	$1.367	$1.133	$1.420

Unit value, end of year		$2.333	$2.152	$2.161	$2.018	$1.755	$1.592	$1.537	$1.367	$1.133

Units Outstanding (000’s), end of year		21,092	21,965	21,927	21,272	19,421	17,456	13,988	21,857	18,573

	Investment Company (Tier 4 Reduced Fee)
	Aggressive Allocation Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.724	$2.472	$2.496	$2.332	$1.889	$1.676	$1.648	$1.416	$1.133	$1.585

Unit value, end of year		$2.724	$2.472	$2.496	$2.332	$1.889	$1.676	$1.648	$1.416	$1.133

Units Outstanding (000’s), end of year		14,021	15,927	16,519	16,495	14,372	14,088	12,952	18,142	16,102

	Fidelity VIP Equity Income Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$75.517	$64.306	$67.288	$62.200	$48.782	$41.796	$41.602	$36.290	$27.983	$48.992

Unit value, end of year		$75.517	$64.306	$67.288	$62.200	$48.782	$41.796	$41.602	$36.290	$27.983

Units Outstanding (000’s), end of year		629	673	755	818	778	785	805	1,698	1,803

	Fidelity VIP Asset Manager Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$47.084	$45.889	$46.065	$43.741	$37.994	$33.950	$35.018	$30.783	$23.938	$33.717

Unit value, end of year		$47.084	$45.889	$46.065	$43.741	$37.994	$33.950	$35.018	$30.783	$23.938

Units Outstanding (000’s), end of year		472	568	612	584	589	614	611	1,079	1,030

	Fidelity VIP Contrafund® Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$81.809	$76.143	$75.980	$68.209	$52.215	$45.080	$46.481	$39.830	$29.467	$51.465

Unit value, end of year		$81.809	$76.143	$75.980	$68.209	$52.215	$45.080	$46.481	$39.830	$29.467

Units Outstanding (000’s), end of year		1,262	1,460	1,601	1,694	1,737	1,776	1,774	3,627	3,711

(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Fidelity VIP Mid Cap Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$78.054	$69.891	$71.223	$67.344	$49.683	$43.485	$48.893	$38.119	$27.320	$45.296

Unit value, end of year		$78.054	$69.891	$71.223	$67.344	$49.683	$43.485	$48.893	$38.119	$27.320

Units Outstanding (000’s), end of year		409	453	489	508	492	502	522	745	559

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$27.981	$24.938	$25.698	$23.539	$18.299	$15.802	$15.297	$14.068	$11.139	$17.532

Unit value, end of year		$27.981	$24.938	$25.698	$23.539	$18.299	$15.802	$15.297	$14.068	$11.139

Units Outstanding (000’s), end of year		1,165	1,235	1,289	1,264	1,105	957	828	1,319	1,143

	Vanguard Variable Insurance Fund International Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$26.866	$26.520	$26.892	$28.798	$23.480	$19.661	$22.876	$19.875	$13.990	$25.526

Unit value, end of year		$26.866	$26.520	$26.892	$28.798	$23.480	$19.661	$22.876	$19.875	$13.990

Units Outstanding (000’s), end of year		1,655	1,840	1,980	2,086	1,470	1,456	1,405	1,995	1,643

	Vanguard Variable Insurance Fund REIT Index Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$16.751	$15.551	$15.304	$11.833	$12.330

Unit value, end of period/year		$16.751	$15.551	$15.304	$11.833

Units Outstanding (000’s), end of period/year		625	503	454	53

	American Century VP Capital Appreciation Fund (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$42.284	$41.099	$40.459	$37.543	$28.778	$24.896	$26.723	$20.414	$14.931	$27.814

Unit value, end of year		$42.284	$41.099	$40.459	$37.543	$28.778	$24.896	$26.723	$20.414	$14.931

Units Outstanding (000’s), end of year		1,042	1,236	1,283	1,364	1,364	1,389	1,315	2,561	2,567

	American Funds Insurance Series New World Fund® (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$23.542	$22.428	$23.250	$25.325	$23.490

Unit value, end of period/year		$23.542	$22.428	$23.250	$25.325

Units Outstanding (000’s), end of period/year		65	61	47	10

	Calvert VP SRI Balanced Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.520	$5.148	$5.295	$4.861	$4.143	$3.772	$3.629	$3.255	$2.611	$3.821

Unit value, end of year		$5.520	$5.148	$5.295	$4.861	$4.143	$3.772	$3.629	$3.255	$2.611

Units Outstanding (000’s), end of year		3,397	3,585	3,935	3,765	3,387	3,641	3,787	6,377	6,317

	Deutsche Variable Series I Capital Growth VIP (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$76.401	$73.727	$68.283	$60.807	$45.430	$39.381	$41.472	$35.728	$28.303	$42.445

Unit value, end of year		$76.401	$73.727	$68.283	$60.807	$45.430	$39.381	$41.472	$35.728	$28.303

Units Outstanding (000’s), end of year		534	635	658	719	754	805	746	1,954	2,171

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	Oppenheimer Main Street Fund®/VA (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$44.235	$39.868	$38.815	$35.276	$26.929	$23.180	$23.322	$20.196	$15.822	$25.844

Unit value, end of year		$44.235	$39.868	$38.815	$35.276	$26.929	$23.180	$23.322	$20.196	$15.822

Units Outstanding (000’s), end of year		219	213	201	188	173	153	131	216	194

	PIMCO Variable Insurance Trust Real Return Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$13.408	$12.829	$13.239	$12.908	$13.220

Unit value, end of period/year		$13.408	$12.829	$13.239	$12.908

Units Outstanding (000’s), end of period/year		262	247	204	48

	T. Rowe Price Blue Chip Growth Portfolio (Tier 4 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$22.809	$22.734	$20.566	$18.933	$16.420

Unit value, end of period/year		$22.809	$22.734	$20.566	$18.933

Units Outstanding (000’s), end of period/year		526	553	200	44

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

Tier 5 Reduced Fee (0.95% Separate Account Annual Expenses) Units (f)

	Investment Company Equity Index Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227	$3.571

Unit value, end of year		$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227

Thousands of accumulation units outstanding, end of year		31,834	53,148	57,445	55,789	59,193	61,506	66,679	68,767	65,771

	Investment Company All America Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560	$10.260

Unit value, end of year		$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560

Thousands of accumulation units outstanding, end of year		5,622	9,653	10,455	11,577	12,478	13,523	15,222	16,090	16,718

	Investment Company Small Cap Value Fund (Standard)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851	$1.189

Unit value, end of year		$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851

Thousands of accumulation units outstanding, end of year		30,421	48,899	52,895	60,755	65,627	71,636	75,792	72,395	69,541

	Investment Company Small Cap Growth Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809	$1.243

Unit value, end of year		$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809

Thousands of accumulation units outstanding, end of year		34,526	58,519	59,683	73,999	70,509	79,438	81,486	75,326	72,573

	Investment Company Equity Index Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008

	Investment Company Mid Cap Value Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816	$1.222

Unit value, end of year		$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816

Thousands of accumulation units outstanding, end of year		9,510	15,486	18,280	15,364	14,987	15,772	15,980	13,566	11,568

(f)	Separate Account Annual Expenses are 0.95%. Performance between August 1, 2010 and June 30, 2017 reflects Separate Account Annual Expenses of 1.20%. Performance prior to August 1, 2010 reflects Separate Account Annual Expenses of 0.90%.

	Investment Company Mid-Cap Equity Index Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335	$2.115

Unit value, end of year		$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335

Thousands of accumulation units outstanding, end of year		33,482	58,446	63,510	69,280	66,532	70,910	69,874	71,371	65,454

	Investment Company Composite Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920	$6.406

Unit value, end of year		$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920

Thousands of accumulation units outstanding, end of year		6,487	10,951	11,632	12,383	13,626	14,678	16,413	17,127	18,190

	Investment Company International Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576	$0.969

Unit value, end of period/year		$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576

Units Outstanding (000’s), end of period/ year		7,235	9,614	8,706	9,019	9,256	7,800	6,707	4,534	1,998

	Investment Company Money Market Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586	$2.549

Unit value, end of year		$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586

Thousands of accumulation units outstanding, end of year		7,992	9,755	11,341	12,778	15,265	17,362	20,295	22,906	31,629

	Investment Company Mid-Term Bond Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869	$1.852

Unit value, end of year		$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869

Thousands of accumulation units outstanding, end of year		13,855	23,061	24,803	27,517	33,149	35,372	38,104	34,644	31,695

	Investment Company Bond Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435	$4.555

Unit value, end of year		$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435

Thousands of accumulation units outstanding, end of year		12,112	19,149	20,888	21,938	23,438	23,165	21,945	19,352	15,862

	Investment Company Retirement Income Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895	$0.999

Unit value, end of period/year		$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895

Units Outstanding (000’s), end of period/year		7,316	11,481	10,750	9,177	8,962	8,162	5,971	3,904	1,995

	Investment Company 2010 Retirement Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801	$0.979

Unit value, end of period/year		$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801

Units Outstanding (000’s), end of period/year		2,482	6,188	6,133	6,527	7,087	7,327	7,227	7,308	4,494

	Investment Company (Tier 5 Reduced Fee)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759	$0.969

Unit value, end of period/year		$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759

Units Outstanding (000’s), end of period/year		15,943	35,223	36,928	37,589	39,009	36,243	33,377	22,505	12,185

	Investment Company (Tier 5 Reduced Fee)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714	$0.958

Unit value, end of period/year		$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714

Units Outstanding (000’s), end of period/year		50,676	77,960	69,565	64,446	52,040	42,477	34,563	23,701	11,723

	Investment Company (Tier 5 Reduced Fee)
	2025 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686	$0.966

Unit value, end of period/year		$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686

Units Outstanding (000’s), end of period/year		57,910	78,228	67,887	63,819	53,778	41,690	32,390	20,565	8,163

	Investment Company (Tier 5 Reduced Fee)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672	$0.968

Unit value, end of period/year		$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672

Units Outstanding (000’s), end of period/year		46,573	57,899	50,653	47,430	41,160	33,092	24,247	16,971	6,652

	Investment Company (Tier 5 Reduced Fee)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651	$0.973

Unit value, end of period/year		$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651

Units Outstanding (000’s), end of period/year		41,698	47,810	41,438	38,511	33,044	25,363	20,271	12,881	4,644

	Investment Company (Tier 5 Reduced Fee)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641	$0.962

Unit value, end of period/year		$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641

Units Outstanding (000’s), end of period/year		34,955	38,613	35,020	35,092	30,913	24,331	18,624	11,295	3,978

	Investment Company (Tier 5 Reduced Fee)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638	$0.959

Unit value, end of period/year		$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638

Units Outstanding (000’s), end of period/year		42,672	46,205	42,514	41,653	37,864	28,787	21,213	12,807	4,062

	Investment Company (Tier 5 Reduced Fee)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of period/year	$1.475	$1.335	$1.361	$1.286	$1.015	$1.000

Unit value, end of period/year		$1.475	$1.335	$1.361	$1.286	$1.015

Units Outstanding (000’s), end of period/year		19,943	15,046	9,097	4,702	493

	Investment Company (Tier 5 Reduced Fee) 2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of period/year	$1.037	$1.000

Unit value, end of period/year		$1.037

Units Outstanding (000’s), end of period/year		451

	Investment Company Conservative Allocation Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096	$1.231

Unit value, end of year		$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096

Thousands of accumulation units outstanding, end of year		15,175	25,936	25,746	23,231	23,645	19,459	17,239	13,280	9,620

	Investment Company Moderate Allocation Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117	$1.406

Unit value, end of year		$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117

Thousands of accumulation units outstanding, end of year		34,284	54,387	55,236	57,199	56,603	51,632	51,013	45,667	38,344

	Investment Company Aggressive Allocation Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117	$1.570

Unit value, end of year		$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117

Thousands of accumulation units outstanding, end of year		25,450	36,104	37,261	39,964	42,816	42,489	41,698	41,229	33,937

	Fidelity VIP Equity-Income Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593	$48.503

Unit value, end of year		$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593

Thousands of accumulation units outstanding, end of year		1,301	2,026	2,291	2,482	2,646	2,871	3,148	3,325	3,226

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Fidelity VIP Asset Manager Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604	$33.380

Unit value, end of year		$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604

Thousands of accumulation units outstanding, end of year		898	1,525	1,634	1,740	1,961	2,042	2,202	2,303	2,156

	Fidelity VIP Contrafund® Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057	$50.951

Unit value, end of year		$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057

Thousands of accumulation units outstanding, end of year		2,751	5,014	5,386	5,767	6,355	6,811	7,505	7,863	7,551

	Fidelity VIP Mid Cap Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$73.600	$66.301	$67.973	$64.662	$47.989	$42.252	$47.789	$37.438	$26.940	$44.844

Unit value, end of year		$73.600	$66.301	$67.973	$64.662	$47.986	$42.252	$47.789	$37.438	$26.940

Thousands of accumulation units outstanding, end of year		683	1,217	1,328	1,504	1,585	1,763	2,121	1,821	1,287

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985	$17.358

Unit value, end of year		$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985

Thousands of accumulation units outstanding, end of year		1,776	3,415	3,838	3,578	3,570	3,279	3,101	2,945	2,398

	Vanguard Variable Insurance Fund International Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796	$25.272

Unit value, end of year		$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796

Thousands of accumulation units outstanding, end of year		2,890	4,878	5,122	5,664	4,237	4,409	4,520	4,567	3,446

	Vanguard Variable Insurance Fund REIT Index Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$16.414	$15.330	$15.178	$11.807	$12.330
Unit value, end of period/year		$16.414	$15.330	$15.178	$11.807
Thousands of accumulation units outstanding, end of period/year		899	1,384	1,756	150

	American Century VP Capital Appreciation Fund (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723	$27.537

Unit value, end of year		$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723

Thousands of accumulation units outstanding, end of year		2,235	4,209	4,094	4,833	5,350	5,501	5,890	5,766	5,253

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	American Funds Insurance Series New World Fund® (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$23.067	$22.109	$23.058	$25.268	$23.490

Unit value, end of period/year		$23.067	$22.109	$23.058	$25.268

Thousands of accumulation units outstanding, end of period/year		79	110	79	34

	Calvert VP SRI Balanced Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575	$3.783

Unit value, end of year		$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575

Thousands of accumulation units outstanding, end of year		8,765	12,937	13,495	14,532	15,622	15,892	16,772	16,832	15,959

	Deutsche Variable Series I Capital Growth VIP (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911	$42.023

Unit value, end of year		$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911

Thousands of accumulation units outstanding, end of year		1,495	2,472	2,411	2,590	2,959	3,166	3,631	3,818	3,956

	Oppenheimer Main Street Fund®/VA (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603	$25.587

Unit value, end of year		$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603

Thousands of accumulation units outstanding, end of year		346	525	566	501	526	435	460	444	325

	PIMCO Variable Insurance Trust Real Return Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$13.134	$12.640	$13.131	$12.879	$13.220

Unit value, end of period/year		$13.134	$12.640	$13.131	$12.879

Thousands of accumulation units outstanding, end of period/year		266	508	577	196

	T. Rowe Price Blue Chip Growth Portfolio (Tier 5 Reduced Fee)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$22.351	$22.412	$20.398	$18.892	$16.420

Unit value, end of period/year		$22.351	$22.412	$20.398	$18.892

Thousands of accumulation units outstanding, end of period/year		746	2,120	649	191

VEC and Inactive TDA Plans (1.65% Separate Account Annual Expenses) (g)

	Investment Company Equity Index Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227	$3.571

Unit value, end of year		$5.889	$5.331	$5.330	$4.753	$3.643	$3.180	$3.159	$2.783	$2.227

Thousands of accumulation units outstanding, end of year		31,834	53,148	57,445	55,789	59,193	61,506	66,679	68,767	65,771

	Investment Company Equity Index Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008

	Investment Company All America Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560	$10.260

Unit value, end of year		$16.633	$15.100	$15.288	$13.919	$10.663	$9.406	$9.497	$8.147	$6.560

Thousands of accumulation units outstanding, end of year		5,622	9,653	10,455	11,577	12,478	13,523	15,222	16,090	16,718

	Investment Company Small Cap Value Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851	$1.189

Unit value, end of year		$2.279	$1.921	$2.013	$1.937	$1.516	$1.329	$1.379	$1.091	$0.851

Thousands of accumulation units outstanding, end of year		30,421	48,899	52,895	60,755	65,627	71,636	75,792	72,395	69,541

	Investment Company Small Cap Growth Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809	$1.243

Unit value, end of year		$2.040	$1.910	$1.980	$1.896	$1.359	$1.303	$1.350	$1.023	$0.809

Thousands of accumulation units outstanding, end of year		34,526	58,519	59,683	73,999	70,509	79,438	81,486	75,326	72,573

	Investment Company Mid Cap Value Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816	$1.222

Unit value, end of year		$1.967	$1.714	$1.794	$1.596	$1.264	$1.153	$1.192	$1.013	$0.816

Thousands of accumulation units outstanding, end of year		9,510	15,486	18,280	15,364	14,987	15,772	15,980	13,566	11,568

(g)	Separate Account Annual Expenses are 1.65%. Performance between August 1, 2010 and June 30, 2017 reflects Separate Account Annual Expenses of 1.20%. Performance prior to August 1, 2010 reflects Separate Account Annual Expenses of 0.90%.

	Investment Company Mid-Cap Equity Index Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335	$2.115

Unit value, end of year		$4.171	$3.503	$3.632	$3.352	$2.547	$2.188	$2.260	$1.808	$1.335

Thousands of accumulation units outstanding, end of year		33,482	58,446	63,510	69,280	66,532	70,910	69,874	71,371	65,454

	Investment Company Composite Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920	$6.406

Unit value, end of year		$9.362	$8.780	$8.816	$8.178	$7.113	$6.448	$6.346	$5.775	$4.920

Thousands of accumulation units outstanding, end of year		6,487	10,951	11,632	12,383	13,626	14,678	16,413	17,127	18,190

	Investment Company International Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576	$0.969

Unit value, end of period/year		$0.846	$0.842	$0.858	$0.924	$0.776	$0.662	$0.766	$0.715	$0.576

Units Outstanding (000’s), end of period/ year		7,235	9,614	8,706	9,019	9,256	7,800	6,707	4,534	1,998

	Investment Company Money Market Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586	$2.549

Unit value, end of year		$2.340	$2.365	$2.396	$2.429	$2.462	$2.496	$2.531	$2.560	$2.586

Thousands of accumulation units outstanding, end of year		7,992	9,755	11,341	12,778	15,265	17,362	20,295	22,906	31,629

	Investment Company Mid-Term Bond Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869	$1.852

Unit value, end of year		$2.382	$2.329	$2.343	$2.297	$2.338	$2.290	$2.180	$2.060	$1.869

Thousands of accumulation units outstanding, end of year		13,855	23,061	24,803	27,517	33,149	35,372	38,104	34,644	31,695

	Investment Company Bond Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435	$4.555

Unit value, end of year		$6.258	$6.050	$6.103	$5.810	$5.935	$5.670	$5.349	$5.037	$4.435

Thousands of accumulation units outstanding, end of year		12,112	19,149	20,888	21,938	23,438	23,165	21,945	19,352	15,862

	Investment Company Retirement Income Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895	$0.999

Unit value, end of period/year		$1.419	$1.352	$1.362	$1.294	$1.220	$1.152	$1.113	$1.031	$0.895

Units Outstanding (000’s), end of period/year		7,316	11,481	10,750	9,177	8,962	8,162	5,971	3,904	1,995

	Investment Company 2010 Retirement Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801	$0.979

Unit value, end of period/year		$1.415	$1.340	$1.351	$1.279	$1.158	$1.068	$1.049	$0.951	$0.801

Units Outstanding (000’s), end of period/year		2,482	6,188	6,133	6,527	7,087	7,327	7,227	7,308	4,494

	Investment Company (Inactive Plans)
	2015 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759	$0.969

Unit value, end of period/year		$1.414	$1.329	$1.341	$1.267	$1.117	$1.022	$1.013	$0.912	$0.759

Units Outstanding (000’s), end of period/year		15,943	35,223	36,928	37,589	39,009	36,243	33,377	22,505	12,185

	Investment Company (Inactive Plans)
	2020 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714	$0.958

Unit value, end of period/year		$1.425	$1.328	$1.343	$1.266	$1.088	$0.986	$0.983	$0.871	$0.714

Units Outstanding (000’s), end of period/year		50,676	77,960	69,565	64,446	52,040	42,477	34,563	23,701	11,723

	Investment Company (Inactive Plans)
	2025 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686	$0.966

Unit value, end of period/year		$1.478	$1.362	$1.380	$1.293	$1.081	$0.969	$0.972	$0.851	$0.686

Units Outstanding (000’s), end of period/year		57,910	78,228	67,887	63,819	53,778	41,690	32,390	20,565	8,163

	Investment Company (Inactive Plans)
	2030 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672	$0.968

Unit value, end of period/year		$1.527	$1.396	$1.416	$1.321	$1.081	$0.962	$0.972	$0.842	$0.672

Units Outstanding (000’s), end of period/year		46,573	57,899	50,653	47,430	41,160	33,092	24,247	16,971	6,652

	Investment Company (Inactive Plans)
	2035 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651	$0.973

Unit value, end of period/year		$1.528	$1.388	$1.410	$1.318	$1.059	$0.937	$0.954	$0.819	$0.651

Units Outstanding (000’s), end of period/year		41,698	47,810	41,438	38,511	33,044	25,363	20,271	12,881	4,644

	Investment Company (Inactive Plans)
	2040 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641	$0.962

Unit value, end of period/year		$1.524	$1.382	$1.407	$1.322	$1.052	$0.929	$0.952	$0.812	$0.641

Units Outstanding (000’s), end of period/year		34,955	38,613	35,020	35,092	30,913	24,331	18,624	11,295	3,978

	Investment Company (Inactive Plans)
	2045 Retirement Fund
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of period/year	$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638	$0.959

Unit value, end of period/year		$1.510	$1.368	$1.395	$1.315	$1.042	$0.921	$0.946	$0.806	$0.638

Units Outstanding (000’s), end of period/year		42,672	46,205	42,514	41,653	37,864	28,787	21,213	12,807	4,062

	Investment Company (Inactive Plans)
	2050 Retirement Fund
	2017	2016	2015	2014	2013	2012(1)
Unit value, beginning of period/year	$1.475	$1.335	$1.361	$1.286	$1.015	$1.000

Unit value, end of period/year		$1.475	$1.335	$1.361	$1.286	$1.015

Units Outstanding (000’s), end of period/year		19,943	15,046	9,097	4,702	493

	Investment Company (Inactive Plans) 2055 Retirement Fund
	2017	2016(2)
Unit value, beginning of period/year	$1.037	$1.000

Unit value, end of period/year		$1.037

Units Outstanding (000’s), end of period/year		451

	Investment Company Conservative Allocation Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096	$1.231

Unit value, end of year		$1.768	$1.677	$1.690	$1.604	$1.512	$1.425	$1.363	$1.259	$1.096

Thousands of accumulation units outstanding, end of year		15,175	25,936	25,746	23,231	23,645	19,459	17,239	13,280	9,620

	Investment Company Moderate Allocation Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117	$1.406

Unit value, end of year		$2.199	$2.040	$2.062	$1.937	$1.695	$1.547	$1.503	$1.342	$1.117

Thousands of accumulation units outstanding, end of year		34,284	54,387	55,236	57,199	56,603	51,632	51,013	45,667	38,344

	Investment Company Aggressive Allocation Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117	$1.570

Unit value, end of year		$2.568	$2.344	$2.382	$2.239	$1.824	$1.628	$1.611	$1.391	$1.117

Thousands of accumulation units outstanding, end of year		25,450	36,104	37,261	39,964	42,816	42,489	41,698	41,229	33,937

	Fidelity VIP Equity-Income Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593	$48.503

Unit value, end of year		$71.207	$61.004	$64.219	$59.726	$47.118	$40.611	$40.663	$35.642	$27.593

Thousands of accumulation units outstanding, end of year		1,301	2,026	2,291	2,482	2,646	2,871	3,148	3,325	3,226

(1)	For the period October 1, 2012 (commencement of operations) to December 31, 2012.
(2)	For the period October 1, 2016, (commencement of operations) to December 31, 2016.

	Fidelity VIP Asset Manager Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604	$33.380

Unit value, end of year		$44.395	$43.541	$43.964	$42.002	$36.698	$32.987	$34.227	$30.233	$23.604

Thousands of accumulation units outstanding, end of year		898	1,525	1,634	1,740	1,961	2,042	2,202	2,303	2,156

	Fidelity VIP Contrafund® Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057	$50.951

Unit value, end of year		$77.138	$72.231	$72.513	$65.493	$50.432	$43.801	$45.431	$39.119	$29.057

Thousands of accumulation units outstanding, end of year		2,751	5,014	5,386	5,767	6,355	6,811	7,505	7,863	7,551

	Fidelity VIP Mid Cap Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$73.600	$66.301	$67.973	$64.662	$47.989	$42.252	$47.789	$37.438	$26.940	$44.844

Unit value, end of year		$73.600	$66.301	$67.973	$64.662	$47.986	$42.252	$47.789	$37.438	$26.940

Thousands of accumulation units outstanding, end of year		683	1,217	1,328	1,504	1,585	1,763	2,121	1,821	1,287

	Vanguard Variable Insurance Fund Diversified Value Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985	$17.358

Unit value, end of year		$26.378	$23.651	$24.519	$22.596	$17.672	$15.353	$14.952	$13.817	$10.985

Thousands of accumulation units outstanding, end of year		1,776	3,415	3,838	3,578	3,570	3,279	3,101	2,945	2,398

	Vanguard Variable Insurance Fund International Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796	$25.272

Unit value, end of year		$25.326	$25.152	$25.659	$27.645	$22.676	$19.103	$22.360	$19.522	$13.796

Thousands of accumulation units outstanding, end of year		2,890	4,878	5,122	5,664	4,237	4,409	4,520	4,567	3,446

	Vanguard Variable Insurance Fund REIT Index Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$16.414	$15.330	$15.178	$11.807	$12.330

Unit value, end of period/year		$16.414	$15.330	$15.178	$11.807

Thousands of accumulation units outstanding, end of period/year		899	1,384	1,756	150

	American Century VP Capital Appreciation Fund (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723	$27.537

Unit value, end of year		$39.875	$38.992	$38.617	$36.051	$27.797	$24.192	$26.122	$20.051	$14.723

Thousands of accumulation units outstanding, end of year		2,235	4,209	4,094	4,833	5,350	5,501	5,890	5,766	5,253

(3)	For the period August 5, 2013 (initial availability) to December 31, 2013.

	American Funds Insurance Series New World Fund® (Inactive Plans)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$23.067	$22.109	$23.058	$25.268	$23.490

Unit value, end of period/year		$23.067	$22.109	$23.058	$25.268

Thousands of accumulation units outstanding, end of period/year		79	110	79	34

	Calvert VP SRI Balanced Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575	$3.783

Unit value, end of year		$5.203	$4.882	$5.052	$4.665	$4.001	$3.665	$3.547	$3.197	$2.575

Thousands of accumulation units outstanding, end of year		8,765	12,937	13,495	14,532	15,622	15,892	16,772	16,832	15,959

	Deutsche Variable Series I Capital Growth VIP (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911	$42.023

Unit value, end of year		$72.023	$69.924	$65.153	$58.373	$43.874	$38.264	$40.537	$35.093	$27.911

Thousands of accumulation units outstanding, end of year		1,495	2,472	2,411	2,590	2,959	3,166	3,631	3,818	3,956

	Oppenheimer Main Street Fund®/VA (Inactive Plans)
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Unit value, beginning of year	$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603	$25.587

Unit value, end of year		$41.699	$37.810	$37.034	$33.863	$26.006	$22.522	$22.796	$19.837	$15.603

Thousands of accumulation units outstanding, end of year		346	525	566	501	526	435	460	444	325

	PIMCO Variable Insurance Trust Real Return Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$13.134	$12.640	$13.131	$12.879	$13.220

Unit value, end of period/year		$13.134	$12.640	$13.131	$12.879

Thousands of accumulation units outstanding, end of period/year		266	508	577	196

	T. Rowe Price Blue Chip Growth Portfolio (Inactive Plans)
	2017	2016	2015	2014	2013(3)
Unit value, beginning of period/year	$22.351	$22.412	$20.398	$18.892	$16.420

Unit value, end of period/year		$22.351	$22.412	$20.398	$18.892

Thousands of accumulation units outstanding, end of period/year		746	2,120	649	191

The dates the Funds of the Separate Account commenced operation or became available as sub-accounts are as follows:

Investment Company Money Market, All America, Bond and Composite Funds—January 1, 1985; Deutsche Variable Series I Capital Growth VIP, and American Century VP Capital Appreciation Fund—January 3, 1989; Calvert VP SRI Balanced Portfolio (Formerly named Calvert Variable Series, Inc., Social Balanced Portfolio)—May 13, 1991; Investment Company Equity Index and Mid-Term Bond Funds—February 5, 1993; Fidelity VIP Equity-Income Portfolio and Fidelity VIP Contrafund® and Asset Manager Portfolios—May 1, 1995; Investment Company Mid-Cap Equity Index Fund—May 3, 1999; Investment Company Conservative, Moderate and Aggressive Allocation Funds—May 20, 2003; Investment Company Small Cap Value, Small Cap Growth and Mid Cap Value Funds—July 1, 2005; Investment Company International Fund, Retirement Income Fund and 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Retirement Funds—November 5, 2007; Oppenheimer Main Street Fund®/VA, the Fidelity VIP Mid Cap Portfolio, the Vanguard Variable Insurance Fund Diversified Value and

International Portfolios—July 1, 2005; Investment Company 2050 Retirement Fund—October 1, 2012; Vanguard Variable Insurance Fund REIT Index Portfolio, American Funds Insurance Series New World Fund, PIMCO Variable Insurance Trust Real Return Portfolio, and T. Rowe Price Blue Chip Growth Portfolio—August 5, 2013; and Investment Company 2055 Retirement Fund—October 1, 2016.

APPENDIX B

GENERAL ACCOUNT OPERATIONS

This Appendix B provides more information about our General Account’s operations and the risks of allocating Contributions to the General Account compared to allocating Contributions to the Separate Account. Contributions held in our General Account may pose different risks to Participants and Plans than Contributions supported by assets of our Separate Account.

When a Participant or Plan allocates contributions to our General Account, the contributions are commingled with our corporate funds and assets (excluding Separate Account assets and special deposit funds). We combine in our General Account contributions and premiums from all lines of business. Assets in our General Account are not segregated for the exclusive benefit of any particular policy or obligation, although experience rated General Account policies may share in the experience of the General Account through interest credits, dividends or rate adjustments.

We invest the pooled amounts in our General Account. Most General Account investments are maintained at book value (relating to our purchase price for the investments), while Separate Account investments are maintained at market value, which fluctuates according to market conditions.

Our General Account assets in the aggregate support our General Account obligations under all of our insurance contracts, including (but not limited to) our individual and group life, health, disability, fixed annuity contracts and variable accumulation annuity contracts (other than separate account obligations). General Account assets also are available to us for the conduct of our routine business activities, such as the payment of salaries, rent, other ordinary business expenses and dividends. In the event of our insolvency, funds in our General Account would be available to meet the claims of our general creditors, after payment of amounts due under certain priority claims, including certain amounts owed to Participants. Participants should consider our claims paying ability and financial strength when allocating amounts to the General Account.

We determine and periodically declare the fixed interest rate return (referred to as the credited interest rate) to be credited to amounts under the Contracts held in our General Account, including the extent and frequency credited interest rates may be changed. We also determine the manner in which interest is credited during the term of the Contracts and upon their termination. Members of Mutual of America’s senior management in their discretion from time to time determine credited interest rates upon consideration of the following factors:

•	Reasonable classifications of different types of policies.

•	Expected benefit payments, expenses (including the on-going costs of business operations), risk charges, mortality, persistency and actual investment earnings properly allocable to each class of policies, under generally accepted actuarial and accounting principles.

•	The ability of each class of policies to be self-supporting over the long run and, in addition, to allow for a permanent contribution to our surplus of such magnitude that in combinations with similarly derived contributions from all classes of policies, our long-term financial strength and stability will be assured so that we can meet our long-term obligations to policyholders. In doing so, there is no requirement that each class of policies make a contribution to surplus every year, since uneven incidence of expenses and experience fluctuations may make that impractical.

•	The potential impact of any credited interest rate decision on both short-term and long-term operating gains or losses, including the immediate and long-term impact on our surplus position, as well as the impact of current and anticipated economic and financial market.

•	Compliance with applicable statutory and regulatory requirements.

•	Competitiveness of rates in light of industry practices and trends current at the time.

We use an overall portfolio approach for determining credited interest rates. This means that one rate is applied to all amounts placed in our General Account for each class of contracts without regard to when such amounts were placed in our General Account. The credited interest rate, when declared, is applied on a daily basis to all funds accumulated in the General Account. We reserve the right to change this credited rate at any time. The credited interest rate may not be less than the minimum annual yield, if any, set forth in a Contract. If we declare a credited interest rate higher than such minimum, the higher credited interest rate will remain in effect until changed.

All amounts accumulated in our General Account (including credited interest) for Participants are guaranteed by us. Amounts held for a Participant are payable in full upon the Participant’s request for transfer, payment, withdrawal or discontinuance, subject to Plan provisions, and the deduction of any otherwise payable administrative charges and subject to any amounts that serve as collateral for loans under a Plan. Generally, Contractholders are provided with a written notice of any changes to the interest rates applicable to amounts in our General Account, prior to the implementation. The credited interest rate applicable to amounts in our General Account is indicated in Participants’ quarterly statements.

We determine the administrative charges, fees, expenses or other amounts (referred to as administrative charges) that are, or may be, assessed against the General Account or Separate Account or deducted by us from Account Values maintained by Participants in the General Account and Separate Account Funds, including the extent and frequency with which such administrative charges may be modified. Periodically, we review the administrative charges under the Contracts, taking into consideration the types of factors listed above for determining credited interest rates. Subject to the restrictions referred to in the Prospectus, we reserve the right to change the administrative charges. We also reserve the right to change the services we make available to Contractholders and Participants. We will provide written notices to Contractholders, and to Participants when required, when administrative charges are amended, modified, added or deleted, prior to the imposition of any change. Administrative charges are usually payable on a monthly basis, but may be payable on the occurrence of certain events. Each Participant’s quarterly statements reflect direct deductions from the Participant’s Account Value in the Separate Account or General Account. The Annual Pension Fund Report to Contractholders also reflects deductions and charges paid by the Contractholders.

A plan’s legal rights vary for contract amounts under our General Account and Separate Account. In general, we are subject to ERISA’s fiduciary responsibility provisions with respect to the assets of a separate account (other than a separate account registered under the Investment Company Act of 1940 such as the Separate Account) to the extent the investment performance of such assets is passed directly through to plan participants or contractholders. ERISA requires insurers, in administering separate account assets that are subject to ERISA’s fiduciary rules, to act solely in the interest of a plan’s participants and beneficiaries; prohibits self-dealing and conflicts of interest; and requires insurers to adhere to a prudent f of care. In contrast, ERISA’s fiduciary rules generally do not apply to assets held in the general account of an insurance company if the general account meets the definition of “guaranteed benefit policy” under Section 401(b)(2)(B) of ERISA. We believe that our General Account meets the definition of “guaranteed benefit policy,” and therefore assets held in our General Account are not “plan assets” under ERISA.

State regulation is typically more restrictive with respect to our General Account than our Separate Account. However, state insurance regulation may not provide the same level of protection to plan participants as ERISA regulation. In addition, our General Account contracts often include various guarantees under which we assume risks relating to the funding and distribution of benefits. We do not provide any guarantees with respect to the investment returns on allocations to the Separate Account.

APPENDIX C

VOLUNTARY EMPLOYEE CONTRIBUTION PROGRAM VARIABLE ACCUMULATION ANNUITY CONTRACTS

A Voluntary Employee Contribution Contract (VEC Contract or Contract) is a group contract. It is designed to provide annuity benefits to employees participating in a retirement plan that qualifies for special federal income tax treatment under Sections 401(a) and 403(a) of the Code (a VEC Plan). Contractholders typically are employers, or the trustees of employers’ retirement plans.

No New Contracts or Contributions. As a result of the Tax Reform Act of 1986, we: (1) ceased issuing new VEC Contracts as of January 1, 1987; and (2) amended previously issued VEC Contracts to prohibit new Contributions on or after January 1, 1987.

Transfers from other Plans or Carriers. A Contractholder can remit to us on your behalf, in a single sum, an amount transferred from another voluntary employee contribution plan, or from a contract between a Contractholder and us, or between the Contractholder and another insurance company.

Available Investment Alternatives. The Investment Alternatives available under a VEC Contract are limited to those available under our VEC Contracts as of January 1, 1987. These Alternatives are the General Account and the following Separate Account Funds: Investment Company Money Market, All America, Bond and Composite Funds.

Refer to “About Mutual of America Life Insurance Company,” “About Our Separate Account,” “Underlying Funds Invested in by Our Separate Account” and “Our General Account” in the Prospectus for additional information about the five available Investment Alternatives.

Transfers and Withdrawals. VEC Participants may make transfers between the Available Investment Alternatives and may make withdrawals of all or part of their Account Values at any time prior to the Annuity Commencement Date, unless the employer’s plan provides otherwise. We may take up to seven days following receipt of your withdrawal request to process the request and mail a check to the Participant. We do not currently charge for transfers or withdrawals made under VEC Contracts. We reserve the right, however, to impose a charge for transfers or withdrawals in the future.

For information about Separate Account Fund unit values, refer to “Your Account Value in the Separate Account Funds” in the Prospectus.

Specified Payments Option. If the employer’s plan permits, a Participant in a VEC Contract may elect after attaining age 59 1â„2, or upon early retirement after age 55, to specify an amount (which may not be less than $100) to be withdrawn from the Participant’s Account Value and paid each month to the Participant. The Participant must designate the available Investment Alternative(s) from which we should make the withdrawals.

Charges under the Contracts. Refer to “Tables of Annual Expenses” and “Charges You or Your Employer Will Pay” in the Prospectus, for a description of the Contract and Participant charges under the Contracts.

Death Benefit Prior to Annuity Commencement. If a Participant dies prior to the Annuity Commencement Date, we will pay a death benefit to the Beneficiary the Participant designated to us. The Eligible Spouse will be the Beneficiary, unless the Participant designated a different Beneficiary with the written consent of the Eligible Spouse. See “Administrative Matters—Designation of Beneficiary” in the Prospectus.

See “Our Payment of Account Value to You or a Beneficiary—Death Benefit Prior to Annuity Commencement Date” for additional information about the death benefit we will pay. In general, VEC Contracts are subject to the same rules as TDA Contracts.

Termination by Mutual of America. If, upon our request, the Contractholder does not provide evidence satisfactory to us that the Plan pursuant to which the Contract is issued qualifies for the tax treatment specified under Sections 401(a) and 403(a) of the Code, then we will withdraw and pay to the Contractholder the amounts accumulated under the Contract as of the date of withdrawal; and the Contract will terminate.

Election of Annuity Commencement Date. Unless the employer’s plan provides otherwise, Participants may elect an Annuity Commencement Date that is either the Participant’s Normal Retirement Date (the first day of the calendar month coincident with or next following such Participant’s 65th birthday); Early Retirement Date (the first day of any calendar month within the ten-year period immediately preceding the Participant’s Normal Retirement Date, but no earlier than age 55); or Late Retirement Date (the first day of any calendar month following such Participant’s Normal Retirement Date) but generally no later than the April 1st following the participant’s attaining age 70  1⁄2 for Participants who are no longer actively at work.

Available Forms of Annuity. Unless an election to the contrary is made prior to the Annuity Commencement Date, a Participant who does not have a Eligible Spouse at the Annuity Commencement Date will have annuity benefits paid in the normal form of annuity specified by the employer’s plan, and a Participant who has a Eligible Spouse will have annuity benefits paid on the Joint and Survivor Form, with the Eligible Spouse as the Joint Annuitant. Consent of the Eligible Spouse is required if payment is to be made in any other form. See “You May Obtain an Annuity with Your Account Value—Available Forms of Annuity” and “Administrative Matters Under the Contracts—Designation of Beneficiary” in the Prospectus.

Federal Income Taxation of Annuity Payments. The simplified method is applicable to Annuity Payments made on or after the Annuity Commencement date. The percentage the Participant may exclude is determined by dividing the Participant’s “investment in the contract” by the anticipated payments. Your “investment in the contract” is equal to the total of your non-deductible Contributions which are made in accordance with the provisions of a retirement plan that meets the requirements of either Section 401(a) or Section 403(a) of the Code. The simplified method continues to apply until the “investment in the contract” has been recovered by the Participant. After that time, the Participant will have to include the full amount of each Annuity Payment in his income for each taxable year. In addition, if Annuity Payments from a VEC Contract began before July 2, 1986, the “three year cost recovery” rule may be applicable (see “Federal Tax Information—Obtaining Tax Advice” in the Prospectus).

Federal Income Taxation of Withdrawals. Participants who receive payments under a VEC Contract on and after July 2, 1986 that are not “amounts received as an annuity” or that are received before the Participant’s Annuity Commencement Date generally may exclude only a portion of such payments from gross income. The portion that a Participant may exclude from gross income is generally determined by dividing the Participant’s “investment in the contract” by the value of his vested account value (or, in the case of a retirement plan which is a defined benefit pension plan, the value of the vested accrued benefit) as of the date of the distribution. The Internal Revenue Service may indicate another date for valuing account values for such purposes.

The value of a Participant’s account value on an applicable valuation date under a VEC Contract issued in conjunction with a defined benefit pension plan may be used in lieu of the present value of a Participant’s total vested accrued benefit under such plan if the “separate contract” requirements of Section 72 are met (see “Federal Tax Information—Obtaining Tax Advice” in the Prospectus). A special rule may apply with respect to Participant’s Contributions made before January 1, 1987 that constitute part of the “investment in the contract.” Generally, such Contributions may be withdrawn prior to the Annuity Commencement Date and will not be subject to income taxation (earnings are subject to taxation) if a Participant could have made such a withdrawal under the terms of the retirement plan on or before May 5, 1986 without terminating employment.

Federal Income Taxation of Single Sum Payments. Participants who receive a single sum payment of their entire account value under a VEC Contract must include the entire amount of such payment in their gross income in the tax year in which such payment was received. However, a Participant may exclude from gross income any “investment in the contract” that the Participant had not recovered prior to the payment of the lump sum.

Penalty Taxes. A penalty tax may be due on premature withdrawals under VEC Contracts. VEC Contracts are generally subject to the same rules as TDA Contracts. In the Prospectus, see “Federal Tax Information—Penalty Taxes for Withdrawals.”

Withholding. We are required to withhold federal income taxes from withdrawals under the Contracts. VEC Contracts are generally subject to the same rules as TDA Contracts. In the Prospectus, see “Federal Tax Information—Withholding on Annuity Payments and Other Distributions.”

Contract Administration and Other Matters. See “Where to Contact Us and Give Us Instructions,” “Your Voting Rights for Meetings of the Underlying Funds,” “Performance Information for the Separate Account Funds,” “Funding and Other Changes We May Make,” “Administrative Matters” “Our Statement of Additional Information” in the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

FOR

VARIABLE ACCUMULATION AND GROUP ANNUITY CONTRACTS

Issued By

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 Park Avenue

New York, New York 10022-6839

Through its

SEPARATE ACCOUNT NO. 2

This Statement of Additional Information (“SAI”) expands upon subjects we discuss in the current Prospectuses for the Contracts that we offer (“Contracts”).

You may obtain a copy of the Prospectus, dated May 1, 2018, by calling 1-800-468-3785 or by writing to Mutual of America Life Insurance Company, 320 Park Avenue, New York, New York 10022-6839. The Prospectus contains definitions of various terms, and we incorporate those terms by reference into this Statement of Additional Information.

This Statement Of Additional Information Is Not A Prospectus And You Should Read It In Conjunction With The Prospectus For The Contracts.

Dated: May 1, 2018

DISTRIBUTION OF THE CONTRACTS

Mutual of America Life Insurance Company (“Mutual of America” or the “Company” or “we” or “us” or “our”) is a mutual life insurance company organized under the laws of the state of New York and we are authorized to transact business in 50 states and the District of Columbia. Our home office address is 320 Park Avenue, New York, New York 10022.

Mutual of America is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection and distribution of proceeds of shares of the Underlying Funds bought and sold by the Separate Account.

Mutual of America serves as principal underwriter for the Separate Account and the Contracts. We offer the Contracts for sale on a continuous basis through certain of our employees. The only compensation we pay for sales of the Contracts is in the form of salary and incentive compensation if the Company’s annual goals and objectives are met. There are no commissions or fees payable to other persons or entities for sales of the Contracts. The registered representatives who sell the Contracts are eligible to receive a yearly cash incentive payment based in part on aggregate sales by all representatives in the representative’s office compared to sales targets we established for the office in that year. Representatives and certain staff from the top five regional offices will receive a trip to a conference site in the United States or its territories to attend a sales meeting.

We are registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer and are a member of the Financial Industries Regulatory Authority (“FINRA”). All persons engaged in selling the Contracts are our licensed agents and are duly qualified registered representatives.

We have no arrangements with any persons or entities to permit frequent transfers of contract value and no such arrangements are permitted.

CALCULATION OF ACCUMULATION UNIT VALUES

When a Participant allocates or transfers Account Balance to a Separate Account Fund, the Participant’s interest in the Fund is represented by Accumulation Units. Each Fund’s Accumulation Units have a different value, based on the value of the Fund’s investment in shares of the related Underlying Fund and the charges we deduct from the Separate Account. If any plans are eligible for the Reduced Fee as set forth in the Prospectus, a particular Separate Account Fund will have Accumulation Unit values which reflect Separate Account charges applicable to plans that are not eligible for the Reduced Fee, and will also have Accumulation Units which reflect Separate Account charges for plans that are eligible for the Reduced Fee. To determine the change in a Fund’s Accumulation Unit value from the close of one Valuation Day to the close of the next Valuation Day (which we call a Valuation Period), we use an Accumulation Unit Change Factor.

For Separate Account Funds that invest in shares of the Investment Company Funds, the Accumulation Unit Change Factor for each Fund for any Valuation Period is:

(a)	the ratio of (i) the asset value of the Underlying Fund at the end of the current Valuation Period before any amounts are allocated to or withdrawn from the Fund with respect to that Valuation Period, to (ii) the asset value of the Underlying Fund at the end of the preceding Valuation Period, after all allocations and withdrawals were made for that period, divided by

(b)	1.000000 plus the component of the annual rate of expense risk, distribution expense and Separate Account administrative charges against the Fund’s assets for the number of days from the end of the preceding Valuation Period to the end of the current Valuation Period.

For Separate Account Funds that invest in shares of the Fidelity, Deutsche, Vanguard, American, T. Rowe Price, PIMCO, Oppenheimer, American Century or Calvert Portfolios, the Accumulation Unit Change Factor for each Fund for any Valuation Period is:

(a)	the ratio of (i) the share value of the Underlying Fund at the end of the current Valuation Period, adjusted by the Cumulative Dividend Multiplier* for the current Valuation Period, to (ii) the share value of the Underlying Fund at the end of the preceding Valuation Period, adjusted for the Cumulative Dividend Multiplier for the preceding Valuation Period, divided by

(b)	1.000000 plus the component of the annual rate of expense risk, distribution expense and Separate Account administrative charges against the Fund’s assets for the number of days from the end of the preceding Valuation Period to the end of the current Valuation Period.

*	The Cumulative Dividend Multiplier is calculated by dividing the share value, after a dividend distribution, into the share value without regard to the dividend distribution, multiplied by the previous Cumulative Dividend Multiplier.

YIELD AND PERFORMANCE INFORMATION

Money Market Fund

Regulations adopted by the SEC require us to disclose the current annualized yield of the Money Market Fund of the Separate Account for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund of the Investment Company or on its portfolio securities. This is called yield. The SEC also permits us to disclose the effective yield of the Money Market Fund of the Separate Account for the same seven-day period, determined on a compounded basis. This is called the effective yield.

Yield and effective yield reflect our deductions from the Separate Account Fund for administrative and distribution expenses or services and the mortality and expense risk charge accrued during the period. Because of these deductions, the yield for the Money Market Fund of the Separate Account will be lower than the yield for the Money Market Fund of the Investment Company.

From time to time, we will include quotations of the yield or performance of the Separate Account’s Money Market Fund in advertisements, sales literature or shareholder reports. These performance figures are calculated in the following manner:

A.	Yield is the net annualized yield based on a specified seven calendar-days calculated at simple interest rates. Yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical preexisting account having a balance of one accumulation unit at the beginning of the period and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return. The yield is annualized by multiplying the base period return by 365/7. The yield figure is stated to the nearest hundredth of one percent.

B.	Effective yield is the net annualized yield for a specified seven calendar days, assuming a reinvestment of the income (compounding). Effective yield is calculated by the same method as yield, except the yield figure is compounded by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, according to the following formula:

Effective Yield = [Base Period Return + 1)365/7] – 1.

The Traditional IRA, Roth IRA, Inherited IRA and FPA standard current yield of the Money Market Fund of the Separate Account for the seven-day period ended December 31, 2017 was [(0.65)]%. The all other contracts standard current yield of the Money Market Fund of the Separate Account for the seven-day period ended December 31, 2017 was [(0.95)]%. The Tier 1 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven-day period ended December 31, 2017 was [(0.08)]%. The Tier 2 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven-day period ended December 31, 2017 was [(0.20)]%. The Tier 3 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven-day period ended December 31, 2017 was [(0.35)]%.

Yield and effective yield are based on historical earnings and show the performance of a hypothetical investment. The yield on amounts held in the Money Market Fund of the Separate Account normally will fluctuate on a daily basis, and therefore the yield for any past period is not an indication or representation of future yield. The Money Market Fund’s actual yield and effective yield are affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund of the Investment Company, the types and quality of portfolio securities held by the Money Market Fund of the Investment Company, and its operating expenses.

When communicating total return to current or prospective Participants, we also may compare the Money Market Fund’s figures to the performance of other variable annuity accounts tracked by mutual fund rating services or to unmanaged indices that may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

Funds Other Than Money Market

From time to time, we may include quotations of a Fund’s total return in advertisements, sales literature or shareholder reports. These performance figures are calculated in the following manner:

Average Annual Total Return is the average annual compounded rate of return for the periods of one year, five years and ten years, if applicable, all ended on the date of a recent calendar quarter. In addition, the total return for the life of the Fund is given. Total return quotations reflect changes in the price of a Fund’s shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Fund shares. Total return is calculated by finding the average annual compounded rates of return of a hypothetical investment over such periods, according to the following formula (total return is then expressed as a percentage):

T = (ERV/P)1/n – 1.

Where:

P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

See “Performance Information for the Separate Accounts” in the Prospectus.

Average Annual Total Returns (Traditional IRA, Roth IRA, Inherited IRA and

FPA Standard Separate Account Annual Expenses) (a)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	10.55%	13.16%	5.59%	7.70%	02/05/93
Investment Company All America	10.24%	12.11%	5.31%	9.00%	01/01/85
Investment Company Small Cap Value	18.69%	11.43%	6.21%	7.42%	07/01/05
Investment Company Small Cap Growth	6.89%	9.41%	5.48%	6.40%	07/01/05
Investment Company Mid Cap Value	14.88%	11.31%	4.89%	6.06%	07/01/05
Investment Company Mid-Cap Equity Index	19.16%	13.81%	7.76%	8.42%	05/03/99
Investment Company Composite	6.71%	7.77%	4.46%	7.06%	01/01/85
Investment Company International	0.55%	5.08%	N/A	(1.80)%	11/05/07
Investment Company Money Market	(0.99)%	(1.27)%	(0.45)%	2.52%	01/01/85
Investment Company Mid-Term Bond	2.34%	0.80%	3.19%	3.70%	02/05/93
Investment Company Bond	3.53%	2.01%	3.74%	5.72%	01/01/85
Investment Company Retirement Income	4.99%	4.28%	N/A	3.91%	11/05/07
Investment Company 2010 Retirement	5.67%	5.81%	N/A	4.02%	11/05/07
Investment Company 2015 Retirement	6.51%	6.74%	N/A	4.08%	11/05/07
Investment Company 2020 Retirement	7.35%	7.67%	N/A	4.26%	11/05/07
Investment Company 2025 Retirement	8.61%	8.85%	N/A	4.54%	11/05/07
Investment Company 2030 Retirement	9.48%	9.71%	N/A	4.85%	11/05/07
Investment Company 2035 Retirement	10.18%	10.31%	N/A	4.75%	11/05/07
Investment Company 2040 Retirement	10.41%	10.45%	N/A	4.85%	11/05/07
Investment Company 2045 Retirement	10.43%	10.42%	N/A	4.76%	11/05/07
Investment Company 2050 Retirement	10.53%	N/A	N/A	9.61%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.77%	10/01/16
Investment Company Conservative Allocation	5.51%	4.43%	4.25%	4.27%	05/20/03
Investment Company Moderate Allocation	7.86%	7.32%	5.14%	5.96%	05/20/03
Investment Company Aggressive Allocation	9.62%	9.57%	5.53%	7.17%	05/20/03
Fidelity VIP Equity-Income	16.81%	11.92%	4.00%	7.04%	05/01/95
Fidelity VIP Asset Manager	2.04%	6.15%	4.32%	5.46%	05/01/95
Fidelity VIP Contrafund®	6.87%	12.02%	5.87%	9.21%	05/01/95
Fidelity Mid Cap	11.09%	11.78%	6.55%	7.94%	07/01/05
Vanguard VIF Diversified Value	11.61%	11.47%	4.60%	5.68%	07/01/05
Vanguard VIF International	0.77%	5.83%	1.56%	4.80%	07/01/05
Vanguard VIF REIT Index	7.15%	N/A	N/A	8.80%	08/05/13
American Century VP Capital Appreciation	2.34%	10.55%	7.71%	7.64%	01/03/89
American Funds Insurance Series New World	4.41%	N/A	N/A	(0.51)%	08/05/13
Calvert VP SRI Balanced	6.65%	7.29%	3.44%	5.50%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.08%	13.53%	6.72%	7.93%	01/03/89
Oppenheimer Main Street Fund®/VA	10.37%	13.15%	5.38%	6.39%	07/01/05
PIMCO VIT Real Return	3.99%	N/A	N/A	(0.17)%	08/05/13
T. Rowe Price Blue Chip Growth	(0.20)%	N/A	N/A	9.51%	08/05/13

(a)	Returns reflect the deduction of Separate Account Annual Expenses of 0.90%, excluding the $2 monthly charge. Returns between August 1, 2010 and September 30, 2016 reflect the deduction of Separate Account Annual Expenses of 1.20%. Returns prior to August 1, 2010 reflect the deduction of Separate Account Annual Expenses of 0.90%.

Average Annual Total Returns

(All Other Contracts Standard Separate Account Annual Expenses) (b)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	10.46%	13.14%	5.58%	7.69%	02/05/93
Investment Company All America	10.16%	12.10%	5.30%	9.00%	01/01/85
Investment Company Small Cap Value	18.60%	11.41%	6.20%	7.42%	07/01/05
Investment Company Small Cap Growth	6.81%	9.39%	5.47%	6.39%	07/01/05
Investment Company Mid Cap Value	14.79%	11.30%	4.88%	6.05%	07/01/05
Investment Company Mid-Cap Equity Index	19.07%	13.80%	7.75%	8.41%	05/03/99
Investment Company Composite	6.63%	7.76%	4.45%	7.06%	01/01/85
Investment Company International	0.48%	5.06%	N/A	(1.81)%	11/05/07
Investment Company Money Market	(1.06)%	(1.29)%	(0.46)%	2.52%	01/01/85
Investment Company Mid-Term Bond	2.27%	0.79%	3.18%	3.69%	02/05/93
Investment Company Bond	3.45%	2.00%	3.74%	5.72%	01/01/85
Investment Company Retirement Income	4.91%	4.26%	N/A	3.90%	11/05/07
Investment Company 2010 Retirement	5.59%	5.80%	N/A	4.01%	11/05/07
Investment Company 2015 Retirement	6.43%	6.72%	N/A	4.07%	11/05/07
Investment Company 2020 Retirement	7.27%	7.66%	N/A	4.25%	11/05/07
Investment Company 2025 Retirement	8.53%	8.84%	N/A	4.53%	11/05/07
Investment Company 2030 Retirement	9.40%	9.70%	N/A	4.84%	11/05/07
Investment Company 2035 Retirement	10.10%	10.29%	N/A	4.75%	11/05/07
Investment Company 2040 Retirement	10.33%	10.43%	N/A	4.84%	11/05/07
Investment Company 2045 Retirement	10.35%	10.41%	N/A	4.75%	11/05/07
Investment Company 2050 Retirement	10.45%	N/A	N/A	9.59%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.70%	10/01/16
Investment Company Conservative Allocation	5.43%	4.42%	4.24%	4.27%	05/20/03
Investment Company Moderate Allocation	7.78%	7.30%	5.13%	5.95%	05/20/03
Investment Company Aggressive Allocation	9.54%	9.56%	5.53%	7.16%	05/20/03
Fidelity VIP Equity-Income	16.73%	11.91%	4.00%	7.04%	05/01/95
Fidelity VIP Asset Manager	1.96%	6.13%	4.31%	5.45%	05/01/95
Fidelity VIP Contrafund®	6.79%	12.01%	5.86%	9.20%	05/01/95
Fidelity Mid Cap	11.01%	11.76%	6.54%	7.93%	07/01/05
Vanguard VIF Diversified Value	11.53%	11.45%	4.59%	5.67%	07/01/05
Vanguard VIF International	0.69%	5.81%	1.55%	4.79%	07/01/05
Vanguard VIF REIT Index	7.07%	N/A	N/A	8.77%	08/05/13
American Century VP Capital Appreciation	2.26%	10.53%	7.70%	7.63%	01/03/89
American Funds Insurance Series New World	4.33%	N/A	N/A	(0.53)%	08/05/13
Calvert VP SRI Balanced	6.57%	7.27%	3.43%	5.50%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.00%	13.51%	6.71%	7.93%	01/03/89
Oppenheimer Main Street Fund®/VA	10.28%	13.13%	5.38%	6.38%	07/01/05
PIMCO VIT Real Return	3.91%	N/A	N/A	(0.19)%	08/05/13
T. Rowe Price Blue Chip Growth	(0.27)%	N/A	N/A	9.49%	08/05/13

(b)	Returns reflect the deduction of Separate Account Annual Expenses of 1.35%, excluding the $2 monthly charge. Returns between August 1, 2010 and June 30, 2017 reflect the deduction of Separate Account Annual Expenses of 1.20%. Returns prior to August 1, 2010 reflect the deduction of Separate Account Annual Expenses of 0.90%

Average Annual Total Returns (Tier 1 Reduced Separate Account Annual Expenses (c)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.40%	13.98%	6.23%	8.00%	02/05/93
Investment Company All America	11.09%	12.93%	5.95%	9.23%	01/01/85
Investment Company Small Cap Value	19.61%	12.24%	6.86%	8.05%	07/01/05
Investment Company Small Cap Growth	7.72%	10.21%	6.12%	7.01%	07/01/05
Investment Company Mid Cap Value	15.76%	12.13%	5.52%	6.67%	07/01/05
Investment Company Mid-Cap Equity Index	20.08%	14.65%	8.41%	8.83%	05/03/99
Investment Company Composite	7.53%	8.56%	5.10%	7.47%	01/01/85
Investment Company International	1.33%	5.84%	N/A	(1.18)%	11/05/07
Investment Company Money Market	(0.23)%	(0.55)%	0.16%	2.90%	01/01/85
Investment Company Mid-Term Bond	3.13%	1.54%	3.82%	3.99%	02/05/93
Investment Company Bond	4.33%	2.76%	4.37%	5.94%	01/01/85
Investment Company Retirement Income	5.80%	5.04%	N/A	4.56%	11/05/07
Investment Company 2010 Retirement	6.48%	6.59%	N/A	4.68%	11/05/07
Investment Company 2015 Retirement	7.33%	7.52%	N/A	4.74%	11/05/07
Investment Company 2020 Retirement	8.18%	8.46%	N/A	4.91%	11/05/07
Investment Company 2025 Retirement	9.44%	9.65%	N/A	5.19%	11/05/07
Investment Company 2030 Retirement	10.33%	10.51%	N/A	5.51%	11/05/07
Investment Company 2035 Retirement	11.03%	11.11%	N/A	5.41%	11/05/07
Investment Company 2040 Retirement	11.26%	11.26%	N/A	5.50%	11/05/07
Investment Company 2045 Retirement	11.28%	11.23%	N/A	5.42%	11/05/07
Investment Company 2050 Retirement	11.38%	N/A	N/A	10.44%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.91%	10/01/16
Investment Company Conservative Allocation	6.32%	5.20%	4.89%	4.78%	05/20/03
Investment Company Moderate Allocation	8.69%	8.10%	5.78%	6.48%	05/20/03
Investment Company Aggressive Allocation	10.46%	10.37%	6.18%	7.69%	05/20/03
Fidelity VIP Equity-Income	17.71%	12.74%	4.64%	7.37%	05/01/95
Fidelity VIP Asset Manager	2.82%	6.92%	4.95%	5.78%	05/01/95
Fidelity VIP Contrafund	7.70%	12.84%	6.52%	9.54%	05/01/95
Fidelity VIP Mid Cap	11.95%	12.59%	7.20%	8.56%	07/01/05
Vanguard VIF Diversified Value	12.47%	12.28%	5.23%	6.29%	07/01/05
Vanguard VIF International	1.55%	6.60%	2.18%	5.40%	07/01/05
Vanguard VIF REIT Index	7.98%	N/A	N/A	9.60%	08/05/13
American Century VP Capital Appreciation	3.13%	11.35%	8.37%	7.89%	01/03/89
American Funds Insurance Series New World	5.22%	N/A	N/A	0.22%	08/05/13
Calvert VP SRI Balanced	7.47%	8.07%	4.07%	5.77%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.88%	14.35%	7.37%	8.19%	01/03/89
Oppenheimer Main Street Fund®/VA	11.22%	13.98%	6.02%	7.00%	07/01/05
PIMCO VIT Real Return	4.72%	N/A	N/A	0.56%	08/05/13
T. Rowe Price Blue Chip Growth	0.57%	N/A	N/A	10.32%	08/05/13

(c)	Returns reflect the deduction of Separate Account Annual Expenses of 0.25%, excluding the $2 monthly charge. Returns between July 1, 2015 and June 30, 2017 reflect the deduction of Separate Account Annual Expenses of 0.35%. Returns prior to July 1, 2015 reflect the deduction of Separate Account Annual Expenses of 0.50%.

Average Annual Total Returns (Tier 2 Reduced Separate Account Annual Expenses) (d)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.30%	13.95%	6.22%	7.99%	02/05/93
Investment Company All America	10.99%	12.90%	5.94%	9.22%	01/01/85
Investment Company Small Cap Value	19.50%	12.21%	6.85%	8.03%	07/01/05
Investment Company Small Cap Growth	7.62%	10.18%	6.11%	7.00%	07/01/05
Investment Company Mid Cap Value	15.66%	12.10%	5.51%	6.66%	07/01/05
Investment Company Mid-Cap Equity Index	19.97%	14.62%	8.40%	8.82%	05/03/99
Investment Company Composite	7.44%	8.53%	5.08%	7.47%	01/01/85
Investment Company International	1.24%	5.82%	N/A	(1.20)%	11/05/07
Investment Company Money Market	(0.31)%	(0.57)%	0.14%	2.90%	01/01/85
Investment Company Mid-Term Bond	3.04%	1.51%	3.80%	3.98%	02/05/93
Investment Company Bond	4.24%	2.73%	4.36%	5.94%	01/01/85
Investment Company Retirement Income	5.71%	5.01%	N/A	4.55%	11/05/07
Investment Company 2010 Retirement	6.39%	6.56%	N/A	4.66%	11/05/07
Investment Company 2015 Retirement	7.24%	7.49%	N/A	4.72%	11/05/07
Investment Company 2020 Retirement	8.08%	8.43%	N/A	4.90%	11/05/07
Investment Company 2025 Retirement	9.35%	9.62%	N/A	5.18%	11/05/07
Investment Company 2030 Retirement	10.23%	10.49%	N/A	5.50%	11/05/07
Investment Company 2035 Retirement	10.93%	11.08%	N/A	5.40%	11/05/07
Investment Company 2040 Retirement	11.16%	11.23%	N/A	5.49%	11/05/07
Investment Company 2045 Retirement	11.18%	11.20%	N/A	5.40%	11/05/07
Investment Company 2050 Retirement	11.28%	N/A	N/A	10.40%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.88%	10/01/16
Investment Company Conservative Allocation	6.23%	5.17%	4.87%	4.77%	05/20/03
Investment Company Moderate Allocation	8.59%	8.07%	5.77%	6.47%	05/20/03
Investment Company Aggressive Allocation	10.37%	10.34%	6.16%	7.68%	05/20/03
Fidelity VIP Equity-Income	17.61%	12.71%	4.62%	7.36%	05/01/95
Fidelity VIP Asset Manager	2.74%	6.89%	4.94%	5.77%	05/01/95
Fidelity VIP Contrafund	7.60%	12.81%	6.50%	9.54%	05/01/95
Fidelity VIP Mid Cap	11.85%	12.56%	7.19%	8.55%	07/01/05
Vanguard VIF Diversified Value	12.37%	12.25%	5.22%	6.28%	07/01/05
Vanguard VIF International	1.46%	6.57%	2.16%	5.39%	07/01/05
Vanguard VIF REIT Index	7.88%	N/A	N/A	9.55%	08/05/13
American Century VP Capital Appreciation	3.04%	11.32%	8.35%	7.89%	01/03/89
American Funds Insurance Series New World	5.13%	N/A	N/A	0.18%	08/05/13
Calvert VP SRI Balanced	7.38%	8.04%	4.05%	5.77%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.78%	14.32%	7.35%	8.19%	01/03/89
Oppenheimer Main Street Fund®/VA	11.12%	13.95%	6.01%	6.99%	07/01/05
PIMCO VIT Real Return	4.63%	N/A	N/A	0.52%	08/05/13
T. Rowe Price Blue Chip Growth	0.48%	N/A	N/A	10.28%	08/05/13

(d)	Returns reflect the deduction of Separate Account Annual Expenses of 0.30%, excluding the $2 monthly charge. Returns prior to July 1, 2015 reflect the deduction of Separate Account Annual Expenses of 0.50%.

Average Annual Total Returns (Tier 3 Reduced Separate Account Annual Expenses (e)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.13%	13.82%	6.14%	7.96%	02/05/93
Investment Company All America	10.82%	12.78%	5.87%	9.20%	01/01/85
Investment Company Small Cap Value	19.32%	12.08%	6.77%	7.97%	07/01/05
Investment Company Small Cap Growth	7.45%	10.05%	6.03%	6.93%	07/01/05
Investment Company Mid Cap Value	15.49%	11.97%	5.44%	6.60%	07/01/05
Investment Company Mid-Cap Equity Index	19.79%	14.49%	8.32%	8.78%	05/03/99
Investment Company Composite	7.28%	8.41%	5.01%	7.45%	01/01/85
Investment Company International	1.08%	5.70%	N/A	(1.27)%	11/05/07
Investment Company Money Market	(0.46)%	(0.68)%	0.08%	2.88%	01/01/85
Investment Company Mid-Term Bond	2.89%	1.41%	3.74%	3.95%	02/05/93
Investment Company Bond	4.08%	2.62%	4.29%	5.92%	01/01/85
Investment Company Retirement Income	5.55%	4.90%	N/A	4.47%	11/05/07
Investment Company 2010 Retirement	6.24%	6.44%	N/A	4.58%	11/05/07
Investment Company 2015 Retirement	7.08%	7.37%	N/A	4.64%	11/05/07
Investment Company 2020 Retirement	7.92%	8.31%	N/A	4.81%	11/05/07
Investment Company 2025 Retirement	9.19%	9.49%	N/A	5.09%	11/05/07
Investment Company 2030 Retirement	10.07%	10.36%	N/A	5.41%	11/05/07
Investment Company 2035 Retirement	10.77%	10.96%	N/A	5.31%	11/05/07
Investment Company 2040 Retirement	11.00%	11.10%	N/A	5.41%	11/05/07
Investment Company 2045 Retirement	11.02%	11.07%	N/A	5.32%	11/05/07
Investment Company 2050 Retirement	11.12%	N/A	N/A	10.25%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.85%	10/01/16
Investment Company Conservative Allocation	6.08%	5.06%	4.80%	4.73%	05/20/03
Investment Company Moderate Allocation	8.43%	7.96%	5.70%	6.41%	05/20/03
Investment Company Aggressive Allocation	10.20%	10.22%	6.09%	7.63%	05/20/03
Fidelity VIP Equity-Income	17.43%	12.58%	4.55%	7.33%	05/01/95
Fidelity VIP Asset Manager	2.58%	6.77%	4.86%	5.74%	05/01/95
Fidelity VIP Contrafund	7.44%	12.68%	6.42%	9.50%	05/01/95
Fidelity VIP Mid Cap	11.68%	12.43%	7.11%	8.48%	07/01/05
Vanguard VIF Diversified Value	12.20%	12.13%	5.15%	6.21%	07/01/05
Vanguard VIF International	1.30%	6.45%	2.09%	5.33%	07/01/05
Vanguard VIF REIT Index	7.71%	N/A	N/A	9.43%	08/05/13
American Century VP Capital Appreciation	2.88%	11.19%	8.27%	7.86%	01/03/89
American Funds Insurance Series New World	4.97%	N/A	N/A	0.06%	08/05/13
Calvert VP SRI Balanced	7.22%	7.93%	3.99%	5.74%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.63%	14.20%	7.28%	8.16%	01/03/89
Oppenheimer Main Street Fund®/VA	10.95%	13.82%	5.94%	6.93%	07/01/05
PIMCO VIT Real Return	4.51%	N/A	N/A	0.42%	08/05/13
T. Rowe Price Blue Chip Growth	0.33%	N/A	N/A	10.14%	08/05/13

(e)	Returns reflect the deduction of Separate Account Annual Expenses of 0.45%, excluding the $2 monthly charge. Returns prior to July 1, 2015 reflect the deduction of Separate Account Annual Expenses of 0.50%.

Average Annual Total Returns (Tier 4 Reduced Separate Account Annual Expenses) (f)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.13%	13.82%	6.14%	7.96%	02/05/93
Investment Company All America	10.82%	12.78%	5.87%	9.20%	01/01/85
Investment Company Small Cap Value	19.32%	12.08%	6.77%	7.97%	07/01/05
Investment Company Small Cap Growth	7.45%	10.05%	6.03%	6.93%	07/01/05
Investment Company Mid Cap Value	15.49%	11.97%	5.44%	6.60%	07/01/05
Investment Company Mid-Cap Equity Index	19.79%	14.49%	8.32%	8.78%	05/03/99
Investment Company Composite	7.28%	8.41%	5.01%	7.45%	01/01/85
Investment Company International	1.08%	5.70%	N/A	(1.27)%	11/05/07
Investment Company Money Market	(0.46)%	(0.68)%	0.08%	2.88%	01/01/85
Investment Company Mid-Term Bond	2.89%	1.41%	3.74%	3.95%	02/05/93
Investment Company Bond	4.08%	2.62%	4.29%	5.92%	01/01/85
Investment Company Retirement Income	5.55%	4.90%	N/A	4.47%	11/05/07
Investment Company 2010 Retirement	6.24%	6.44%	N/A	4.58%	11/05/07
Investment Company 2015 Retirement	7.08%	7.37%	N/A	4.64%	11/05/07
Investment Company 2020 Retirement	7.92%	8.31%	N/A	4.81%	11/05/07
Investment Company 2025 Retirement	9.19%	9.49%	N/A	5.09%	11/05/07
Investment Company 2030 Retirement	10.07%	10.36%	N/A	5.41%	11/05/07
Investment Company 2035 Retirement	10.77%	10.96%	N/A	5.31%	11/05/07
Investment Company 2040 Retirement	11.00%	11.10%	N/A	5.41%	11/05/07
Investment Company 2045 Retirement	11.02%	11.07%	N/A	5.32%	11/05/07
Investment Company 2050 Retirement	11.12%	N/A	N/A	10.25%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.85%	10/01/16
Investment Company Conservative Allocation	6.08%	5.06%	4.80%	4.73%	05/20/03
Investment Company Moderate Allocation	8.43%	7.96%	5.70%	6.41%	05/20/03
Investment Company Aggressive Allocation	10.20%	10.22%	6.09%	7.63%	05/20/03
Fidelity VIP Equity-Income	17.43%	12.58%	4.55%	7.33%	05/01/95
Fidelity VIP Asset Manager	2.58%	6.77%	4.86%	5.74%	05/01/95
Fidelity VIP Contrafund	7.44%	12.68%	6.42%	9.50%	05/01/95
Fidelity VIP Mid Cap	11.68%	12.43%	7.11%	8.48%	07/01/05
Vanguard VIF Diversified Value	12.20%	12.13%	5.15%	6.21%	07/01/05
Vanguard VIF International	1.30%	6.45%	2.09%	5.33%	07/01/05
Vanguard VIF REIT Index	7.71%	N/A	N/A	9.43%	08/05/13
American Century VP Capital Appreciation	2.88%	11.19%	8.27%	7.86%	01/03/89
American Funds Insurance Series New World	4.97%	N/A	N/A	0.06%	08/05/13
Calvert VP SRI Balanced	7.22%	7.93%	3.99%	5.74%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.63%	14.20%	7.28%	8.16%	01/03/89
Oppenheimer Main Street Fund®/VA	10.95%	13.82%	5.94%	6.93%	07/01/05
PIMCO VIT Real Return	4.51%	N/A	N/A	0.42%	08/05/13
T. Rowe Price Blue Chip Growth	0.33%	N/A	N/A	10.14%	08/05/13

(f)	Returns reflect the deduction of Separate Account Annual Expenses of 0.60%, excluding the $2 monthly charge. Returns prior to August 1, 2010 reflect the deduction of Separate Account Annual Expenses of 0.50%.

Average Annual Total Returns (Tier 5 Reduced Separate Account Annual Expenses) (g)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.13%	13.82%	6.14%	7.96%	02/05/93
Investment Company All America	10.82%	12.78%	5.87%	9.20%	01/01/85
Investment Company Small Cap Value	19.32%	12.08%	6.77%	7.97%	07/01/05
Investment Company Small Cap Growth	7.45%	10.05%	6.03%	6.93%	07/01/05
Investment Company Mid Cap Value	15.49%	11.97%	5.44%	6.60%	07/01/05
Investment Company Mid-Cap Equity Index	19.79%	14.49%	8.32%	8.78%	05/03/99
Investment Company Composite	7.28%	8.41%	5.01%	7.45%	01/01/85
Investment Company International	1.08%	5.70%	N/A	(1.27)%	11/05/07
Investment Company Money Market	(0.46)%	(0.68)%	0.08%	2.88%	01/01/85
Investment Company Mid-Term Bond	2.89%	1.41%	3.74%	3.95%	02/05/93
Investment Company Bond	4.08%	2.62%	4.29%	5.92%	01/01/85
Investment Company Retirement Income	5.55%	4.90%	N/A	4.47%	11/05/07
Investment Company 2010 Retirement	6.24%	6.44%	N/A	4.58%	11/05/07
Investment Company 2015 Retirement	7.08%	7.37%	N/A	4.64%	11/05/07
Investment Company 2020 Retirement	7.92%	8.31%	N/A	4.81%	11/05/07
Investment Company 2025 Retirement	9.19%	9.49%	N/A	5.09%	11/05/07
Investment Company 2030 Retirement	10.07%	10.36%	N/A	5.41%	11/05/07
Investment Company 2035 Retirement	10.77%	10.96%	N/A	5.31%	11/05/07
Investment Company 2040 Retirement	11.00%	11.10%	N/A	5.41%	11/05/07
Investment Company 2045 Retirement	11.02%	11.07%	N/A	5.32%	11/05/07
Investment Company 2050 Retirement	11.12%	N/A	N/A	10.25%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.85%	10/01/16
Investment Company Conservative Allocation	6.08%	5.06%	4.80%	4.73%	05/20/03
Investment Company Moderate Allocation	8.43%	7.96%	5.70%	6.41%	05/20/03
Investment Company Aggressive Allocation	10.20%	10.22%	6.09%	7.63%	05/20/03
Fidelity VIP Equity-Income	17.43%	12.58%	4.55%	7.33%	05/01/95
Fidelity VIP Asset Manager	2.58%	6.77%	4.86%	5.74%	05/01/95
Fidelity VIP Contrafund	7.44%	12.68%	6.42%	9.50%	05/01/95
Fidelity VIP Mid Cap	11.68%	12.43%	7.11%	8.48%	07/01/05
Vanguard VIF Diversified Value	12.20%	12.13%	5.15%	6.21%	07/01/05
Vanguard VIF International	1.30%	6.45%	2.09%	5.33%	07/01/05
Vanguard VIF REIT Index	7.71%	N/A	N/A	9.43%	08/05/13
American Century VP Capital Appreciation	2.88%	11.19%	8.27%	7.86%	01/03/89
American Funds Insurance Series New World	4.97%	N/A	N/A	0.06%	08/05/13
Calvert VP SRI Balanced	7.22%	7.93%	3.99%	5.74%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.63%	14.20%	7.28%	8.16%	01/03/89
Oppenheimer Main Street Fund®/VA	10.95%	13.82%	5.94%	6.93%	07/01/05
PIMCO VIT Real Return	4.51%	N/A	N/A	0.42%	08/05/13
T. Rowe Price Blue Chip Growth	0.33%	N/A	N/A	10.14%	08/05/13

(g)	Returns reflect the deduction of Separate Account Annual Expenses of 0.95%, excluding the $2 monthly charge. Returns between August 1, 2010 and June 30, 2017 reflect the deduction of Separate Account Annual Expenses of 1.20%. Returns prior to August 1, 2010 reflect the deduction of Separate Account Annual Expenses of 0.90%.

Average Annual Total Returns (Inactive Separate Account Annual Expenses) (h)

For the Periods Ended December 31, 2017

[The 2017 returns will be updated in a pre-effective amendment to be filed in April 2018.]

	One Year	Five Years	Ten Years	Life of Fund	Inception Date
Investment Company Equity Index	11.13%	13.82%	6.14%	7.96%	02/05/93
Investment Company All America	10.82%	12.78%	5.87%	9.20%	01/01/85
Investment Company Small Cap Value	19.32%	12.08%	6.77%	7.97%	07/01/05
Investment Company Small Cap Growth	7.45%	10.05%	6.03%	6.93%	07/01/05
Investment Company Mid Cap Value	15.49%	11.97%	5.44%	6.60%	07/01/05
Investment Company Mid-Cap Equity Index	19.79%	14.49%	8.32%	8.78%	05/03/99
Investment Company Composite	7.28%	8.41%	5.01%	7.45%	01/01/85
Investment Company International	1.08%	5.70%	N/A	(1.27)%	11/05/07
Investment Company Money Market	(0.46)%	(0.68)%	0.08%	2.88%	01/01/85
Investment Company Mid-Term Bond	2.89%	1.41%	3.74%	3.95%	02/05/93
Investment Company Bond	4.08%	2.62%	4.29%	5.92%	01/01/85
Investment Company Retirement Income	5.55%	4.90%	N/A	4.47%	11/05/07
Investment Company 2010 Retirement	6.24%	6.44%	N/A	4.58%	11/05/07
Investment Company 2015 Retirement	7.08%	7.37%	N/A	4.64%	11/05/07
Investment Company 2020 Retirement	7.92%	8.31%	N/A	4.81%	11/05/07
Investment Company 2025 Retirement	9.19%	9.49%	N/A	5.09%	11/05/07
Investment Company 2030 Retirement	10.07%	10.36%	N/A	5.41%	11/05/07
Investment Company 2035 Retirement	10.77%	10.96%	N/A	5.31%	11/05/07
Investment Company 2040 Retirement	11.00%	11.10%	N/A	5.41%	11/05/07
Investment Company 2045 Retirement	11.02%	11.07%	N/A	5.32%	11/05/07
Investment Company 2050 Retirement	11.12%	N/A	N/A	10.25%	10/01/12
Investment Company 2055 Retirement	N/A	N/A	N/A	3.85%	10/01/16
Investment Company Conservative Allocation	6.08%	5.06%	4.80%	4.73%	05/20/03
Investment Company Moderate Allocation	8.43%	7.96%	5.70%	6.41%	05/20/03
Investment Company Aggressive Allocation	10.20%	10.22%	6.09%	7.63%	05/20/03
Fidelity VIP Equity-Income	17.43%	12.58%	4.55%	7.33%	05/01/95
Fidelity VIP Asset Manager	2.58%	6.77%	4.86%	5.74%	05/01/95
Fidelity VIP Contrafund	7.44%	12.68%	6.42%	9.50%	05/01/95
Fidelity VIP Mid Cap	11.68%	12.43%	7.11%	8.48%	07/01/05
Vanguard VIF Diversified Value	12.20%	12.13%	5.15%	6.21%	07/01/05
Vanguard VIF International	1.30%	6.45%	2.09%	5.33%	07/01/05
Vanguard VIF REIT Index	7.71%	N/A	N/A	9.43%	08/05/13
American Century VP Capital Appreciation	2.88%	11.19%	8.27%	7.86%	01/03/89
American Funds Insurance Series New World	4.97%	N/A	N/A	0.06%	08/05/13
Calvert VP SRI Balanced	7.22%	7.93%	3.99%	5.74%	05/13/91
Deutsche Variable Series I Capital Growth VIP	3.63%	14.20%	7.28%	8.16%	01/03/89
Oppenheimer Main Street Fund®/VA	10.95%	13.82%	5.94%	6.93%	07/01/05
PIMCO VIT Real Return	4.51%	N/A	N/A	0.42%	08/05/13
T. Rowe Price Blue Chip Growth	0.33%	N/A	N/A	10.14%	08/05/13

(h)	Returns reflect the deduction of Separate Account Annual Expenses of 1.65%, excluding the $2 monthly charge. Returns between August 1, 2010 and June 30, 2017 reflect the deduction of Separate Account Annual Expenses of 1.20%. Returns prior to August 1, 2010 reflect the deduction of Separate Account Annual Expenses of 0.90%.

The Traditional IRA, Roth IRA, Inherited IRA and FPA standard current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.65)]%. The all other contracts standard current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.95)]%. The Tier 1 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.08)]%. The Tier 2 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.20)]%. The Tier 3 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.35)]%. The Tier 4 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.35)]%. The Tier 5 Reduced Fee current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.35)]%. The Inactive current yield of the Money Market Fund of the Separate Account for the seven day period ended December 31, 2017 was [(0.35)]%.

The returns for the All America Fund (previously called the “Stock Fund”) prior to May 1, 1994 reflect the results of the Underlying Fund prior to a change in its investment objectives and policies and the addition of subadvisers on that date. The All America Fund adopted its current asset allocation model as of May 1, 2014, and returns prior to that date reflect the results of the prior asset allocation model.

The Conservative Allocation Fund, the Moderate Allocation Fund and the Aggressive Allocation Fund adopted their respective asset allocation models as of May 1, 2014, and returns prior to that date reflect the results of their respective prior asset allocation models.

The inception dates are for the Funds in Separate Account No. 2.

In the above tables, we did not deduct the $2.00 monthly contract fee from each Separate Account Fund. For any Participant, the actual treatment of the monthly contract fee and its effect on total return will depend on the Participant’s actual allocation of Account Balance (unless the fee has been waived).

If you have Account Balance in the General Account, the monthly contract fee would be deducted from the General Account, not any Separate Account Fund. If you do not have Account Balance allocated to the General Account, but you do have Account Balance allocated to more than one Fund of the Separate Account, the fee would only be deducted from one of the Funds so that an illustration of total return figures of the other Funds could be lower than shown above.

If you do not have any Account Balance in the General Account, we will deduct the $2.00 monthly charge from your Account Balance allocated to one or more of the Separate Account Funds, in the following order:

(a)	Investment Company Money Market Fund (except if redemption of shares has been suspended),

(b)	Investment Company Mid-Term Bond Fund,

(c)	Investment Company Bond Fund,

(d)	Investment Company Composite Fund,

(e)	Fidelity VIP Asset Manager Portfolio,

(f)	Calvert VP SRI Balanced Portfolio,

(g)	Fidelity VIP Equity-Income Portfolio,

(h)	Investment Company All America Fund,

(i)	Investment Company Equity Index Fund,

(j)	Investment Company Mid-Cap Equity Index Fund,

(k)	Fidelity VIP Contrafund® Portfolio,

(l)	Deutsche Variable Series I Capital Growth VIP,

(m)	American Century VP Capital Appreciation Fund,

(n)	Investment Company Conservative Allocation Fund,

(o)	Investment Company Moderate Allocation Fund,

(p)	Investment Company Aggressive Allocation Fund,

(q)	Investment Company Small Cap Value Fund,

(r)	Investment Company Small Cap Growth Fund,

(s)	Investment Company Mid Cap Value Fund,

(t)	Fidelity VIP Mid Cap Portfolio,

(u)	Oppenheimer Main Street Fund®/VA,

(v)	Vanguard VIF Diversified Value Portfolio,

(w)	Vanguard VIF International Portfolio,

(x)	Investment Company International Fund

(y)	Investment Company Retirement Income Fund,

(z)	Investment Company 2010 Retirement Fund,

(aa)	Investment Company 2015 Retirement Fund,

(bb)	Investment Company 2020 Retirement Fund,

(cc)	Investment Company 2025 Retirement Fund,

(dd)	Investment Company 2030 Retirement Fund,

(ee)	Investment Company 2035 Retirement Fund,

(ff)	Investment Company 2040 Retirement Fund,

(gg)	Investment Company 2045 Retirement Fund,

(hh)	Investment Company 2050 Retirement Fund,

(ii)	Investment Company 2055 Retirement Fund,

(jj)	Investment Company 2060 Retirement Fund,

(kk)	American Funds Insurance Series New World Fund®,

(ll)	PIMCO VIT Real Return Portfolio,

(mm)	T. Rowe Price Blue Chip Growth Portfolio, and

(nn)	Vanguard VIF REIT Index Portfolio.

Performance figures are based on historical earnings and are not guaranteed to reoccur. They are not necessarily indicative of the future investment performance of a particular Fund. Total return and yield for a Fund will vary based on changes in market conditions and the performance of the Underlying Fund. Unit values will fluctuate so that, when redeemed, they may be worth more or less than their original cost.

When communicating total return to current or prospective Participants, we also may compare a Fund’s figures to the performance of other variable annuity accounts tracked by mutual fund rating services or to unmanaged indices that may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

See “Performance Information for the Separate Accounts” in the Prospectus.

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

We hold title to the Separate Account’s assets, including shares of the Underlying Funds. We maintain records of all purchases and redemptions of Underlying Fund shares by each of the Separate Account Funds.

STATE REGULATION

We are subject to regulation by the New York State Superintendent of Financial Services (“Superintendent”) as well as by the insurance departments of all the other states and jurisdictions in which we do business.

We must file with the Superintendent an annual statement on a form specified by the National Association of Insurance Commissioners. We also must file with New York and other states a separate statement covering the separate accounts that we maintain, including the Separate Account. Our books and records are subject to review and examination by the Superintendent and the Superintendent’s agents at all times. The Superintendent makes a full examination into our affairs at least every five years. Other states also may periodically conduct a full examination of our operations.

The laws of New York and of other states in which we are licensed to transact business specifically provide for regulation and supervision of the variable annuity activities of life insurance companies. Regulations require certain contract provisions and require us to obtain approval of contract forms. State regulation does not involve any supervision or control over the investment policies of the Separate Account, or the selection of investments therefor, except for verification that any such investments are permissible under applicable law. Generally, the states in which we do business apply the laws of New York in determining permissible investments for us.

PERIODIC REPORTS

Prior to your Annuity Commencement Date, we will provide you, at least quarterly, with a statement as of a specified date covering the period since the last statement. The statement will set forth, for the covered period:

(1)	Amounts added to your Account Balance, which will be Deferred Compensation deposits under 457 Contracts or Contributions under Thrift, IRA, FPA and TDA Contracts made by you or on your behalf, including

•	the allocation of contributed amounts to the Separate and General Accounts;

•	the date Deferred Compensation was deducted from your salary or the Contribution was made, as well as any designation of the Contribution as a Designated Roth Contribution (if permitted by your Plan); and

•	the date the amount was credited to your account.

(3)	Interest accrued on amounts allocated for you to the General Account.

(4)	The number and dollar value of Accumulation Units credited to you in each Fund of the Separate Account;

(5)	The total amounts of all withdrawals and transfers from the General Account and each Fund; and

(6)	Any change in your plan’s status with respect to eligibility for the Reduced Fee.

We have advised Employers that they should remit your Contributions to us within seven days of the date the Contribution was withheld from your pay.

The statement we send to you also will specify your Account Balance available to provide a periodic benefit, cash return or death benefit. We will transmit to Participants, at least semi-annually, reports showing the financial condition of the Separate Account and showing the schedules of investments held in each Underlying Fund.

LEGAL MATTERS

All matters of applicable state law pertaining to the Contracts, including our right to issue the Contracts and certain legal matters relating to Federal securities laws, have been passed upon by James J. Roth, Senior Executive Vice President and General Counsel of Mutual of America.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statements of assets and liabilities of Mutual of America Separate Account No. 2 as of December 31, 2017 and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein.

The consolidated statutory statements of financial condition of Mutual of America Life Insurance Company and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statutory statements of operations and surplus, and cash flows for each of the years in the three-year period ended December 31, 2017, have been included herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report, dated March [14], 2018, covering the December 31, 2017, 2016 and 2015 consolidated statutory statements referred to above contains an explanatory paragraph that states that the Company prepared the consolidated statutory financial statements using accounting practices prescribed or permitted by the New York State Department of Financial Services, which practices differs from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report referred to above states that the consolidated statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that the consolidated statutory financial statements are presented fairly, in all material respects, in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, concerning the Contracts. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information or in the current Prospectus for the Contracts. Statements contained herein concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of those documents, reference should be made to the materials filed with the SEC. The SEC has an Internet website at http://www.sec.gov, or you may write to the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-6009 and obtain copies upon payment of a duplicating fee.

FINANCIAL STATEMENTS

[The 2017 financial statements will be included in a pre-effective amendment to be filed in April 2018.]

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

The following financial statements are included in Part B of this Form N-4: [The 2017 financial statements will be included in a pre-effective amendment to be filed in April 2018]

Mutual of America Separate Account No. 2

Independent Registered Public Accounting Firm’s Report

Financial Statements for Years Ended December 31, 2017 and 2016

Mutual of America Life Insurance Company

Independent Registered Public Accounting Firm’s Report

Financial Statements for Years Ended December 31, 2017, 2016, and 2015

(b)	Exhibits

(1)	Copy of the resolution of the depositor establishing the registrant. (1)

(2)	Not Applicable.

(3)	Copy of Underwriting and Administration Agreement between Mutual of America Life Insurance Company and Mutual of America Separate Account No. 2, dated June 15, 1984. (1)

(4) (a)(i)	Form of Tax-Deferred Group Annuity Contract and Certificate. (1)

(a)(ii)	Form of Tax-Deferred Group Annuity Contract Amendment. (1)

(5)	Form of Application for Tax-Deferred Group Annuity Contract (Group Annuity Application). (1)

(6)(a)	Amended and Restated Charter of Mutual of America Life Insurance Company, dated November 18, 2010. (1)

(6)(b)	Bylaws of Mutual of America Life Insurance Company. (1)

(7)	Not Applicable.

(8) (a)(i)	Amended and Restated Participation Agreement between Scudder Variable Life Investment Fund and Mutual of America Life Insurance Company, dated February 28, 2001. (1)

(a)(ii)	Amendment to Amended and Restated Participation Agreements between Scudder Variable Life Investment Fund (now known as “DWS Variable Series I”) and Mutual of America Life Insurance Company and the American Life Insurance Company of New York, dated as of April 12, 2007. (1)

(a)(iii)	Amendment to Amended and Restated Participation Agreements between Scudder Variable Life Investment Fund (now known as “DWS Variable Series I”) and Mutual of America Life Insurance Company and the American Life Insurance Company of New York, dated as of October 1, 2007. (1)

(b)(i)	Fund Participation Agreement Separate Account No. 2 between Mutual of America Life Insurance Company, Investors Research Corporation and TCI Portfolios, Inc., dated December 30, 1988. (1)

(b)(ii)	Amendment No. 1 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, Investors Research Corporation and TCI Portfolios, Inc., dated as of May 1, 1989. (1)

(b)(iii)	Amendment No. 2 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of January 3, 2000. (1)

(b)(iv)	Amendment No. 3 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of January 2, 2002. (1)

(b)(v)	Shareholder Information Agreement between Mutual of America Life Insurance Company and American Century Investment Services, Inc., effective as of October 15, 2007. (1)

(b)(vi)	Amendment No. 4 to the Fund Participation Agreements between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of December 22, 2004. (1)

(b)(vii)	Amendment No. 5 to the Fund Participation Agreement between Mutual of America Life Insurance Company, American Century Investment Services, Inc., and American Century Services, LLC, dated as of January 1, 2012. (1)

(b)(viii)	Amendment No. 6 to the Fund Participation Agreement between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., American Century Investment Management, Inc., American Century Investment Services, LLC, and American Century Services, LLC, dated as of October 1, 2017. (1)

(c)(i)	Amended and Restated Participation Agreement and ancillary agreement among the Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and Mutual of America Life Insurance Company dated as of October 17, 2012. (1)

(c)(ii)	Amendment to Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and Mutual of America Life Insurance Company, effective as of October 1, 2007. (1)

(c)(iii)	Amendment to Schedule C- Large Transaction Table to Vanguard Variable Insurance Fund Participation Agreement, effective as of December 22, 2016. (1)

(d)(i)	Shared Funding Agreement for Separate Accounts with Calvert Distributors, Inc., dated as of February 28, 2001. (1)

(d)(ii)	Information Sharing Agreement between Calvert Distributors, Inc., and Mutual of America Life Insurance Company, effective as of October 1, 2007. (1)

(d)(iii)	Shared Funding Agreement by and among Calvert Variable Series, Inc., Eaton Vance Distributors, Inc. and Mutual of America Life Insurance Company, as of December 22, 2016. (1)

(e)(i)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Mutual of America Life Insurance Company dated as of April 29, 2005. (1)

(e)(ii)	Shareholder Information Agreement by and between Fidelity Distributors Corporation and Mutual of America Life Insurance Company, effective as of October 16, 2007. (1)

(e)(iii)	Amendment to the Participation Agreement between Fidelity Distributors Corporation and Mutual of America Life Insurance Company effective as of June 9, 2017. (1)

(f)(i)	Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Mutual of America Life Insurance Company, dated as of April 29, 2005. (1)

(f)(ii)	Shareholder Information Agreement by and between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc., and Mutual of America Life Insurance Company, effective as of April 16, 2007. (1)

(g)	Fund Participation and Service Agreement and ancillary agreements between Mutual of America Life Insurance Company and American Fund Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, dated as of April 10, 2013. (1)

(h)	Participation Agreement and ancillary agreements among Mutual of America Life Insurance Company and PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, dated as of April 11, 2013. (1)

(i)(i)	Participation Agreement and ancillary agreements between T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc., and Mutual of America Life Insurance Company, dated as of April 11, 2013. (1)

(i)(ii)	Amendment to Participation Agreement between T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc., and Mutual of America Life Insurance Company, dated as of May 6, 2013. (1)

(9)	Opinion and consent of counsel as to the legality of the securities being registered. [The Opinion and Consent will be included in a pre-effective amendment to be filed in April 2018.]

(10)	Consent of KPMG LLP. [The Consent will be included in a pre-effective amendment to be filed in April 2018.]

(11)	Not Applicable.

(12)	Not Applicable.

(13)(a)	Powers of Attorney of Directors. (1)

(13)(b)	Powers of Attorney of Officers(1)

(1)	Filed herewith.

Item 25.	Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices With Depositor
Thomas J. Moran	Chairman of the Board
John R. Greed	Director, President and Chief Executive Officer
William S. Conway	Director, Senior Executive Vice President and Chief Operating Officer
Amir Lear	Director, and President and Chief Executive Officer, Mutual of America Capital Management LLC
James J. Roth	Director, Senior Executive Vice President and General Counsel
Clifford L. Alexander, Jr.	Director
Kimberly A. Casiano	Director
Wayne A. I. Frederick, M.D.	Director
Earle H. Harbison, Jr.	Director
Maurine A. Haver	Director
Frances R. Hesselbein	Director
LaSalle D. Leffall, Jr., M.D.	Director
Senator Connie Mack	Director
Robert J. McGuire, Esq.	Director
Ellen Ochoa, Ph.D.	Director
Roger B. Porter, Ph.D.	Director
General Dennis J. Reimer	Director

Officers-Directors

Name and Principal Business Address*	Positions and Offices With Depositor
Thomas J. Moran	Chairman
John R. Greed	Director, President and Chief Executive Officer
William S. Conway	Director, Senior Executive Vice President and Chief Operating Officer
Amir Lear	Director, and President and Chief Executive Officer, Mutual of America Capital Management LLC
James J. Roth	Director, Senior Executive Vice President and General Counsel

Other Officers

Name and Principal Business Address*	Positions and Offices With Depositor
Jeffrey Angelo	Executive Vice President, Corporate Communications and Strategic Planning
Dianne M. Aramony	Executive Vice President, Corporate Secretary, Assistant to Chairman
Nicholas A. Branchina	Senior Vice President, Budget and Cost Accounting
Debbie Branson	Senior Vice President, Human Resources
Maria L. Brophy	Senior Vice President, Planning and Analysis
James Buckland	Senior Vice President, Purchasing
Anne Marie Carroll	Senior Vice President and Associate General Counsel
Tanisha L. Cash	Senior Vice President, Human Resources
Thomas Ciociano	Senior Vice President, Employee Benefits
Michael E. Conway	Senior Vice President, Human Resources
William S. Conway	Senior Executive Vice President and Chief Operating Officer
Salvatore P. Conza	Senior Vice President, Data Communications, Network and Technical Services
Barbara Crane	Senior Vice President, Strategic Communication and Corporate Events
Nicholas S. Curabba	Senior Vice President and Associate General Counsel
Jeffrey W. Donaldson	Executive Vice President and Chief Digital Officer
Carson J. Dunbar, Jr.	Senior Vice President, Corporate Services
Chris W. Festog	Senior Executive Vice President and Chief Financial Officer
Ronald Fried	Senior Vice President, Open Systems Development and Re-Engineering
Harold J. Gannon	Senior Vice President, Corporate Tax
Robert Giaquinto, 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598	Executive Vice President, MIS Operations
Thomas E. Gilliam	Executive Vice President and Assistant to the Chairman and Chief Executive Officer
Diana H. Glynn	Senior Vice President, Internal Audit
Jared Gutman	Executive Vice President, Administrative Technical Services and Chief Privacy Officer
Theodore L. Herman	Executive Vice President
Joseph Hummel	Executive Vice President, External Affairs
Thomas P. Kelly	Senior Executive Vice President, Administration
Lydia Kieser	Senior Vice President, Open Systems Development
Mark Koehne	Senior Vice President and Actuary
Andrew Kramer	Senior Vice President, Client Services
Nicole Lanni	Senior Vice President, Technical Services
Daniel LeSaffre	Executive Vice President, Human Resources and Corporate Services
Kathryn A. Lu	Executive Vice President and Chief Compliance Officer
John R. Luebs	Senior Vice President, Human Resource Services
Thomas E. MacMurray	Senior Vice President, National Accounts
Sean A. Mannion	Senior Vice President, Administration
Nancy McAvey	Senior Vice President, Client Services
James McCutcheon	Senior Vice President and Associate General Counsel
Dennis McManus	Senior Vice President, Billing and Regulatory Services/Life and Disability Claims
George L. Medlin	Executive Vice President, Enterprise Risk Management
Christopher Miseo	Senior Vice President and Director of Accounting and Financial Reporting
Lynn N. Nadler 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598	Senior Vice President, Training and Leadership Development
Peter Nicklin	Senior Vice President, Special Projects, and Assistant to the Chief Information Officer
Paul O’Hara	Senior Vice President, Research and Competition
William Rose	Senior Executive Vice President and Chief Marketing Officer
James J. Roth	Senior Executive Vice President and General Counsel
Scott H. Rothstein	Executive Vice President and Deputy General Counsel
Howard J. Rubin	Senior Vice President, Application Systems Development
Sonia Samuels	Executive Vice President and Chief Information Officer
Myron Schlanger	Senior Vice President and Associate Treasurer
Brian Q. Severin	Executive Vice President, Marketing
William G. Shannon	Senior Vice President, Financial Consulting Services
Mary-Clare Swanke	Senior Vice President, Administrative Communication Production and Proposals

John Terwilliger 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598	Senior Vice President, Facilities Management
Paul Travers	Executive Vice President
Jeffrey Tsai	Senior Vice President and Corporate Actuary
Susan Watson	Senior Vice President, Office of Technology
Eldon Dean Wonacott 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598	Senior Vice President, Advertising, Direct Response and Telemarketing
Kenneth P. Young	Senior Vice President, Treasury and Project Management

*	The business address of all officers is 320 Park Avenue, New York, New York 10022-6839, unless otherwise noted. The business address of all directors is c/o Mutual of America, 320 Park Avenue, New York, New York 10022-6839.

Item 26.	Persons Controlled By or Under Common Control with the Depositor or the Registrant

The registrant is a separate account of Mutual of America Life Insurance Company (“Mutual of America”) under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Mutual of America.

As a New York mutual life insurance company, no person has the direct or indirect power to control Mutual of America except by virtue of a person’s capacity as a director or executive officer. Each holder of an in-force insurance policy or annuity contract issued by Mutual of America has the right to vote for the election of directors of Mutual of America at annual elections and upon other corporate matters where policyholders’ votes are taken.

Mutual of America wholly owns the following companies:

•	Mutual of America Holding Company LLC, a Delaware limited liability company (see below), and

•	Mutual of America Foundation, a New York not-for-profit corporation.

Mutual of America Holding Company LLC wholly owns the following companies:

•	Mutual of America Securities LLC, a Delaware limited liability company,

•	Mutual of America Capital Management LLC, a Delaware limited liability company, and

•	320 Park Analytics LLC, a Delaware limited liability company.

Mutual of America’s consolidated financial statements include all the above subsidiaries except Mutual of America Foundation.

Mutual of America, through its separate accounts, owns substantially all of the outstanding shares of Mutual of America Investment Corporation, a Maryland corporation registered under the 1940 Act as a management investment company.

Mutual of America currently owns a significant amount, but less than a majority, of the outstanding shares of Mutual of America Institutional Funds, Inc., a Maryland corporation registered under the 1940 Act as a management investment company whose shares are publicly offered to institutional investors.

Item 27.	Number of Contractowners

[As of March 31, 2018, there were                      owners in Separate Account No. 2,                      of whom were attributable to Contracts registered under this registration statement,                      of whom were attributable to Contracts registered under SEC File No. 002-90201;                      of whom were attributable to Contracts registered under SEC File No. 33-11023; and                      of whom were attributable to Contracts registered under SEC File No. 33-5609, all of which are qualified.]

Item 28.	Indemnification

Charter of Depositor. The Charter of Mutual of America provides in substance that no director or officer shall be personally liable for damages for any breach of duty as a director except when a judgment or other final adjudication establishes that the director’s acts or omissions were in bad faith, involved intentional misconduct or were acts or omissions the director knew or reasonably should have known violated New York Insurance Law or a specific standard of care imposed on directors directly by the New York Insurance Law, or which constituted a knowing violation of any other law or allowed the director to personally gain a financial profit or other advantage to which the director was not legally entitled.

By Laws of Depositor. The By-Laws of Mutual of America provide for the indemnification of present and former officers and directors of the Company (a “person”) against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and reasonably incurred, if the person acted in good faith and for a purpose which the person necessarily believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe said conduct was unlawful. Expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of the person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company.

Insurance. Coverage for officers and directors of Mutual of America is provided under an Investment Management insurance policy issued by Chartis, with excess coverage by Chubb, CNA, The Hartford, and Travelers, to Mutual of America Life Insurance Company et al. The aggregate limit of liability under these policies is $35 million, with a $1,000,000 deductible per entity insured and no deductible for individual insureds. Coverage for life insurance company fiduciary liability coverage (errors and omissions) is provided under an Investment Management insurance policy issued by Chartis, with excess coverage by Chartis, The Hartford and CNA, to Mutual of America Life Insurance Company et al. The deductible is $1,000,000 for the entity, with an aggregate limit of liability under the primary policy of $30 million.

Undertaking. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

(a)	Mutual of America Life Insurance Company, the depositor and principal underwriter of the Registrant, also acts as depositor and principal underwriter of Mutual of America Separate Account No. 3 and as principal underwriter of the Mutual of America Investment Corporation, and The American Separate Account No. 2 and The American Separate Account No. 3 of Wilton Reassurance Life Company of New York, formerly known as The American Life Insurance Company of New York.

(b)	The name, business address and position of each senior officer and director of Mutual of America are listed in Item 25 above.

(c)	The principal underwriter receives no compensation or commissions from the registrant for its services in distributing the variable insurance contracts.

Item 30.	Location of Accounts and Records.

Registrant’s books and records are maintained primarily at 320 Park Avenue, New York, NY 10022. Certain records are maintained at Mutual of America’s Financial Transaction Processing Center, 1150 Broken Sound Parkway NW, Boca Raton, FL 33487-3598.

Item 31.	Management Services.

Not applicable.

Item 32.	Undertakings

The Insurance Company hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Insurance Company represents that the fees and charges deducted under the Contracts, described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company under the respective Contracts.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 12th day of December, 2017.

MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2 (REGISTRANT)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY (DEPOSITOR)

By:	/s/ James J. Roth
James J. Roth
Senior Executive Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on December 12, 2017.

PRINCIPAL EXECUTIVE OFFICER:

*
John R. Greed
President and Chief Executive Officer

PRINCIPAL FINANCIAL OFFICER:

*
Chris Festog
Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on December 12, 2017.

Signature	Title

*	Chairman of the Board; Director
Thomas J. Moran

*	President and Chief Executive Officer; Director
John R. Greed

*	Senior Executive Vice President and Chief Operating Officer; Director
William S. Conway

*	Director
Amir Lear

*	Senior Executive Vice President and General Counsel; Director
James J. Roth

Signature	Title

*	Director
Clifford L. Alexander, Jr.

*	Director
Kimberly A. Casiano

*	Director
Wayne A. I. Frederick, M.D.

*	Director
Earle H. Harbison, Jr.

*	Director
Maurine A. Haver

Signature	Title

*	Director
Frances R. Hesselbein

*	Director
Lasalle D. Leffall, Jr., M.D.

*	Director
Connie Mack, III

*	Director
Robert J. McGuire

*	Director
Ellen Ochoa, Ph.D.

*	Director
Roger B. Porter, Ph.D.

*	Director
Dennis J. Reimer

*BY:	/s/ James J. Roth
James J. Roth
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

(1)	Copy of resolution of the depositor establishing the Registrant

(3)	Copy of Underwriting and Administration Agreement between Mutual of America Life Insurance Company and Mutual of America Separate Account No. 2, dated June 15, 1984

(4)(i)	Form of Tax-Deferred Group Annuity Contract and Certificate

(4)(ii)	Form of Tax-Deferred Group Annuity Contract Amendment

(5)	Form of Application for Tax-Deferred Group Annuity Contract (Group Annuity Application)

(6)(a)	Amended and Restated Charter of Mutual of America Life Insurance Company, dated November 18, 2010

(6)(b)	Bylaws of Mutual of America Life Insurance Company

(8)(a)(i)	Amended and Restated Participation Agreement between Scudder Variable Life Investment Fund and Mutual of America Life Insurance Company, dated March 15, 1985

(8)(a)(ii)	Amendment to Amended and Restated Participation Agreement between Scudder Variable Life Investment Fund (now known as “DWS Variable Series I”) and Mutual of America Life Insurance Company and the American Life Insurance Company of New York, dated as of April 12, 2007

(8)(a)(iii)	Amendment to Amended and Restated Participation Agreements between Scudder Variable Life Investment Fund (now known as “DWS Variable Series I”) and Mutual of America Life Insurance Company and the American Life Insurance Company of New York, dated as of October 1, 2007

(8)(b)(i)	Fund Participation Agreement Separate Account No. 2 between Mutual of America Life Insurance Company, Investors Research Corporation and TCI Portfolios, Inc., dated December 30, 1988

(8)(b)(ii)	Amendment No. 1 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, Investors Research Corporation and TCI Portfolios, Inc., dated as of May 1, 1989

(8)(b)(iii)	Amendment No. 2 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of January 3, 2000

(8)(b)(iv)	Amendment No. 3 to the Fund Participation Agreement-Separate Account No. 2 between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of January 2, 2002

(8)(b)(v)	Shareholder Information Agreement between Mutual of America Life Insurance Company and American Century Investment Services, Inc., effective as of October 15, 2007

(8)(b)(vi)	Amendment No. 4 to the Fund Participation Agreements between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., and American Century Investment Management, Inc., dated as of
December 22, 2004

(8)(b)(vii)	Amendment No. 5 to the Fund Participation Agreement between Mutual of America Life Insurance Company, American Century Investment Services, Inc., and American Century Services, LLC, dated as of January 1, 2012

(8)(b)(viii)	Amendment No. 6 to the Fund Participation Agreement between Mutual of America Life Insurance Company, American Century Variable Portfolios, Inc., American Century Investment Management, Inc., American Century Investment Services, LLC, and American Century Services, LLC, dated as of October 1, 2017

(8)(c)(i)	Amended and Restated Participation Agreement and ancillary agreement among the Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and Mutual of America Life Insurance Company dated as of October 17, 2012

(8)(c)(ii)	Amendment to Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and Mutual of America Life Insurance Company, effective as of October 1, 2007

(8)(c)(iii)	Amendment to Schedule C- Large Transaction Table to Vanguard Variable Insurance Fund Participation Agreement, effective as of December 22, 2016

(8)(d)(i)	Shared Funding Agreement for Separate Accounts with Calvert Distributors, Inc., dated as of February 28, 2001

(8)(d)(ii)	Information Sharing Agreement between Calvert Distributors, Inc., and Mutual of America Life Insurance Company, effective as of October 1, 2007

(8)(d)(iii)	Shared Funding Agreement by and among Calvert Variable Series, Inc., Eaton Vance Distributors, Inc. and Mutual of America Life Insurance Company, as of December 22, 2016

(8)(e)(i)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Mutual of America Life Insurance Company dated as of April 29, 2005

(8)(e)(ii)	Shareholder Information Agreement by and between Fidelity Distributors Corporation and Mutual of America Life Insurance Company, effective as of October 16, 2007

(8)(e)(iii)	Amendment to the Participation Agreement between Fidelity Distributors Corporation and Mutual of America Life Insurance Company effective as of June 9, 2017

(8)(f)(i)	Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Mutual of America Life Insurance Company, dated as of April 29, 2005

Exhibit	Description

(8)(f)(ii)	Shareholder Information Agreement by and between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc., and Mutual of America Life Insurance Company, effective as of April 16, 2007

(8)(g)	Fund Participation and Service Agreement and ancillary agreements between Mutual of America Life Insurance Company and American Fund Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, dated as of April 10, 2013

(8)(h)	Participation Agreement and ancillary agreements among Mutual of America Life Insurance Company and PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, dated as of April 11, 2013

(8)(i)(i)	Participation Agreement and ancillary agreements between T. Rowe Price Equity Series, Inc., T. Rowe Price Investment

(8)(i)(ii)	Amendment to Participation Agreement between T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc., and Mutual of America Life Insurance Company, dated as of May 6, 2013

(13)(a)	Powers of Attorney of Directors

(13)(b)	Powers of Attorney of Officers